Exhibit 15.1

LUXOTTICA GROUP ANNUAL REPORT 2008

Year ended December 31, 2008

ANNUAL REPORT 2008

ANNUAL REPORT 2008

FISCAL YEAR ENDED DECEMBER 31, 2008

All pictures in this Annual Report are from OneSight and are portraits of some of the thousands of people worldwide who received free eyecare from this Luxottica Group Foundation in 2008. Further information on the OneSight Foundation can be found in the section dedicated to it on page 30 and on www.onesight.org.

Chairman’s letter to shareholders	4

Financial highlights	5

Luxottica Group	6
Profile	8
History	9
Mission and strategy	11
Operations	13
Brand portfolio	16
Wholesale distribution	23
Retail distribution	24
Structure of the Group	27
OneSight, Luxottica Group Foundation	31

Annual review 2008	32
Key events	34
Financial overview	35
Outlook	40
Risk management	42
Human resources	44

Consolidated financial statements under US GAAP	47
Consolidated statement of income	49
Consolidated balance sheet	50
Consolidated statement of shareholders’ equity	52
Consolidated statement of cash flows	54
Notes to consolidated financial statements	56
Statement of the officer responsible for preparing Company’s financial reports	96
Independent Auditor’s Report	97

Annexes	100
2004-2008 financial highlights	101
2007-2008 quarterly results	101
Statement of changes in net financial position	102
Share capital and dividend per ordinary share (ADS)	103
2000-2008 evolution of number of stores	104
1990-2008 Luxottica ADS and ordinary share performances	105
1995-2008 average Euro/US$ exchange rate	107
Non US GAAP measures	108
Reconciliation of consolidated income statement prepared according to US GAAP and IAS/IFRS	111

Key contacts and addresses	112

Shareholders,

In 2008, our Company once again posted excellent results: with record sales of euro 5.2 billion and net income of around euro 400 million, Luxottica continued to be a world leader, even in times as difficult as last year.

Credit for this goes above all to the undisputed force of our business model, based on integration between efficient manufacturing platforms, a brand portfolio of the very first order, a highly structured and extensive distribution system, a network of over 6,250 retail locations worldwide and, not least, the successful integration with Oakley, which has already begun, after only one year, to yield major synergies that demonstrate the soundness of the operation.

These are strengths that we continued to develop, even in a year as difficult as 2008, which started with growth and ended in a slowdown. It’s worth noting, however, that we operate in an industry that’s proving resilient: in 2008, in fact, we did not see high growth rates, but neither did we see any unexpected negative swings. Above all, the prescription eyewear business, in which we are a world leader, did not show evident signs of slowing down.

Over the year, Luxottica managed to react effectively and rapidly. As macro-economic conditions changed, the Group promptly took measures designed on one hand to boost sales and on the other to improve efficiency by adapting our cost structure to the new environment.

2008 was a challenging year but we are convinced that we made our Company even stronger and laid the foundations for further long-term growth, and this without compromising Luxottica’s commitment to helping the needy, for whom we launched OneSight, the global foundation that combined the Group’s existing charity structures.

With 20 years of experience, during which nearly seven million people have been helped, OneSight is engaged in recovering and recycling used eyewear, organizing international and local missions clinics to distribute eyewear free of charge, and in the prevention of eye diseases and support for research. These are priority objectives that reflect our deep sense of social responsibility and help us move closer to our ultimate aim: people’s visual well-being and satisfaction.

April, 2009

Chairman

FINANCIAL HIGHLIGHTS

(1) This excludes an extraordinary item arising from the transfer of real estate in 2Q07 (approximately Euro 20 million pre-tax and Euro 13 million after tax).

(2) This excludes an extraordinary capital loss of Euro 15 million net of tax due to the write-off of a credit related to the sale of the Things Remembered retail chain in September 2006.

(3) Does not include Oakley sales.

LUXOTTICA GROUP

PROFILE

With net sales of Euro 5.2 billion in 2008, over 60,000 employees and a solid global presence, Luxottica is a world leader in premium, luxury and sports eyewear.

Founded in 1961 by Leonardo Del Vecchio, the Group is now a vertically integrated organization whose manufacturing of prescription and sun frames is backed by a wide-reaching wholesale distribution network and a retail distribution network comprising over 6,250 retail locations, mostly in North America, Asia-Pacific and China.

Product design, development and manufacturing takes place in six production facilities in Italy, two wholly-owned factories in the People’s Republic of China and a sports sunglasses production facility in California, USA. Luxottica also has a small plant in India, serving the local market. In 2008, production reached approximately 50 million units, of which around 10 million were produced by the newly acquired Oakley production facility.

Luxottica products are outstanding in terms of design and quality and are known all around the world thanks to a strong and well-balanced brand portfolio. House brands include Ray-Ban, the world’s best known sun brand, Oakley, Vogue, Persol, Oliver Peoples, Arnette and REVO, while its license brands include Bvlgari, Burberry, Chanel, Dolce & Gabbana, Donna Karan, Polo Ralph Lauren, Prada, Salvatore Ferragamo, Tiffany and Versace.

The Group’s wholesale distribution, comprising 130 countries across five continents, has 23 logistics centers and 30 commercial branches providing direct operations in key markets. Penetration in emerging markets and in new channels of distribution, such as shopping centers, airports and railway stations, is particularly significant.

Direct wholesale operations are complemented by one of the world’s most extensive optical retail networks. Luxottica is a leader in the prescription eyewear business in North America with its LensCrafters and Pearle Vision chains, in Asia-Pacific with OPSM, Laubman & Pank and Budget Eyewear, and in China with LensCrafters. In the sun business, the Group operates around 2,300 retail locations in North America, Asia-Pacific, South Africa, Europe and the Middle East, mainly through the Sunglass Hut brand.

In North America, the world’s largest prescription eyewear market in terms of sales, Luxottica also operates licensed brand points of sale, with over 1,200 stores under the Target Optical and Sears Optical brands. In addition, Luxottica is one of the primary managed vision care operators in North America, through EyeMed, and the second biggest lens finisher, having a network of seven central laboratories and over 900 labs inside LensCrafters stores.

Lastly, control of the Oakley brand, a global icon in optics for performance, provides a powerful presence in both the market as a whole and in the sport channel, in which Luxottica Group operates at both a wholesale level and through the single-brand O Stores retail chain.

HISTORY

FOUNDING

Luxottica Group originated in 1961, when Leonardo Del Vecchio set up Luxottica di Del Vecchio e C. S.a.S., which subsequently became a joint-stock company under the name of Luxottica S.p.A.

Having started out as a small workshop, the Company operated until the end of the’60s as a contract producer of dies, metal components and semi-finished goods for the optical industry.

Leonardo Del Vecchio gradually widened the range of processes until he had an integrated manufacturing structure capable of producing a finished pair of glasses.

In 1971, Luxottica’s first collection of prescription eyewear was presented at Milan’s MIDO (an international optics trade fair), thus marking Luxottica’s definitive transition from contract manufacturer to successful independent producer.

EXPANSION IN WHOLESALE DISTRIBUTION

In the early ‘70s, the Company sold its frames exclusively through wholesale dealers. In 1974, after five years of sustained development of its manufacturing capacity, Del Vecchio understood the importance of directly controlling distribution and started to pursue a strategy of vertical integration, with the goal of distributing frames directly onto the market. The first step was to acquire Scarrone S.p.A., which brought with it vital knowledge of the Italian market.

International expansion began in the ‘80s with the acquisition of independent distributors, the opening of branches and the forming of joint-ventures in key foreign markets. Having started with the opening of the first commercial subsidiary in Germany in 1981, the Company’s international wholesale development culminated in the acquisition of Avant-Garde Optics Inc., a wholesale distributor in the United States market.

EYEWEAR: A NEW FRONTIER OF FASHION

In the meantime, Luxottica continued to invest in its products. The acquisition of La Meccanoptica Leonardo, owner of the Sferoflex brand and an important flexible hinge patent, enabled the Company to boost the image of its products’ quality and increase its market share.

But it wasn’t until the end of the ‘80s that eyeglasses, until then perceived as mere sight-correcting instruments, underwent the crucial evolution into “eyewear.” Continual aesthetic focus on everyday objects and interest on the part of designers in the emerging accessories industry led Luxottica, in 1988, to embark on its first collaboration with the world of fashion, entering a licensing agreement with Giorgio Armani. The Company followed up that initial experience (terminated in 2003) with numerous others, gradually building a world-class brand portfolio featuring names like Bvlgari (1996), Salvatore Ferragamo (1998), Chanel (1999), Prada and Versace (2003), Donna Karan (2005), Dolce & Gabbana and Burberry (2006), Polo Ralph Lauren (2007) and Tiffany (2008).

As for house brands, the Company slowly expanded in the sun business by buying Vogue (1990) and the famous Persol (1995), a brand with a glorious tradition and a mid- to high-end positioning.

FINANCIAL MARKETS

In 1990, Luxottica listed its ADS (American Depositary Shares) on the New York Stock Exchange, thus raising its public profile and accelerating its growth. In 2000, Luxottica’s stock was listed on Borsa Italiana’s electronic share market and has been in Italy’s top 30 equities index since 2003.

RETAIL DISTRIBUTION

In the ‘90s, the Company continued to develop its distribution network by opening new commercial subsidiaries, the Japanese Mirari being the most significant during this time period.

In 1995, Del Vecchio once again broke the mold by acquiring The United States Shoe Corporation, owner of LensCrafters, one of North America’s largest optical retail chains. Luxottica thus became the world’s first eyewear manufacturer to enter the retail market, thereby exploiting its synergies with its production and wholesale distribution and boosting penetration of its products through LensCrafters stores.

RAY-BAN

In 1999, Luxottica definitively claimed global status by acquiring Ray-Ban, the world’s best known sunglasses. Previously specializing in prescription frames, the Company thus assured itself a crystal sunglass technology, and the manufacturing capacity to go with it, and upgraded its portfolio with brands like Arnette, REVO and Killer Loop.

A brand that had been waning for some years but still had enormous unexpressed potential, Ray-Ban was successfully relaunched thanks to rapid integration and a powerful advertising campaign to restore its former prestige.

A DECADE OF STRONG GROWTH

After quickly and efficiently integrating the businesses acquired from Bausch & Lomb, Luxottica resumed its growth across its businesses and in their respective geographical regions. Helping in this growth were new managers from the outside, especially CEO Andrea Guerra, who has led the Group since 2004, together with Leonardo Del Vecchio, who remained as chairman.

On the retail front, the Company became a world leader in just a few years by acquiring a number of chains, including Sunglass Hut (2001) a leading global retailer of premium sunglasses, OPSM Group (2003), a leading optical player in the Asia-Pacific region, and finally Cole National (2004), bringing with it one of North America’s other leading optical retail chains, Pearle Vision, and an extensive licensed brand store business. In 2005, the Company began its retail expansion into China, where LensCrafters immediately became a leading brand in the high-end market. In the meantime, the Group started to expand in high potential markets like the Middle East, South Africa, Thailand and India.

In its wholesale distribution segment, prestigious new licensing agreements were supported by an increasing commitment to research, product quality and manufacturing excellence, while distribution developed in the direction of customer differentiation and emerging sales channels, such as large shopping centers and travel retail.

OAKLEY

In 2007, Luxottica acquired California-based Oakley, the world’s leading performance optical brand, for US$ 2.1 billion. The potential of this combination is enormous: Oakley is not only a brand known and appreciated worldwide but it also brought with it an impressive portfolio including Oliver Peoples and the Paul Smith license, not to mention its own retail network. Rapid integration of Oakley confirmed Luxottica as a world leader and laid the foundation for a major new process of long-term growth.

MISSION AND STRATEGY

Luxottica produces and distributes sun and prescription eyewear of high technical and stylistic quality to improve the well-being and satisfaction of its customers and at the same time create value for shareholders, employees and the communities in which the Group operates.

Every collection, every pair of glasses, is the result of an ongoing process of research and development whose aim is to anticipate and interpret the needs, desires and aspirations of consumers all over the world. The achievement of high standards of quality reflects the Group’s world-class technical and manufacturing know-how - the fruit of over 45 years of experience - and its constant commitment to technological innovation, style and design, the study of changing lifestyles and interpretation of fashion trends. Quality and customer satisfaction are also the objectives of the wholesale distribution network and the retail chains. These structures are organized to offer high quality after-sales service, always and everywhere, that is homogeneous but not standardized, being specially tailored to specific local needs. Manufacturing excellence and the focus on service levels form just one of the strengths that Luxottica leverages to achieve its main corporate objectives, which are shareholder remuneration, customer satisfaction, the well-being of its employees and economic and social development wherever the Group operates.

In general, the Company’s long-term strategy is to strengthen its global leadership and continue to grow in all its businesses. Growth, whether organic or through acquisitions, is thus the main driver for creation of value, thanks also to Luxottica’s unparalleled capacity to integrate and enhance the businesses it acquires.

VERTICAL INTEGRATION

One of the competitive advantages underpinning the Group’s past and future successes is the vertically integrated structure that Luxottica has built over the decades.

The Group’s present structure, covering the entire chain of value, is the result of a far-sighted choice made by the Company’s founder and current chairman, who had understood the potential of the “vertical” strategy ever since deciding to make entire frames rather than just components. Vertical integration of manufacturing was gradually accompanied by expansion of distribution, first wholesale and, from 1995, retail also, and without forgetting its key presence in the high value-added business of lens finishing. In terms of manufacturing, the Company has, over decades, vertically integrated all the phases of the production process to attain a level of efficiency in line with the quality of products and services it intends to offer. Direct control of the entire production platform makes it possible to verify the quality of products and processes, introduce innovations, discover synergies and new operating methods, and optimize times and costs at the same time. The Group also has a centralized warehouse management and orders system that processes data from the wholesale and retail structures to make demand projections and plan production in advance, thereby reducing raw materials inventories and purchasing.

Direct control of distribution thus enables Luxottica to stay in touch with end users and understand their tastes and tendencies, but it is also perceived as a strength by the stylists and fashion houses who come to Luxottica to produce their eyewear collections and who are guaranteed genuinely global and capillary distribution.

Further key synergies between production and retail distribution stem from assortment choices in stores, which tend where possible to privilege Luxottica products and increase their degree of penetration far more than is normally seen in business between manufacturers and independent retailers.

STRENGTHS

Luxottica’s success lies in its perfect combination of and interaction between the following main factors:

OPERATIONS

MANUFACTURING

Luxottica Group’s manufacturing system has two main platforms: in Italy and China. Alongside these, the Foothill Ranch facility in California manufactures and assembles most of Oakley’s eyewear products, while Oakley’s second manufacturing center in Dayton, Nevada, produces the frames used in its X Metal® (a proprietary alloy) eyewear products. Lastly, there is a small plant in India, serving the local market.

Luxottica has six manufacturing facilities in Italy: five in northeast Italy, the area in which most of the country’s optical industry is based, and one near Turin. All of these facilities are highly automated, which has made it possible to maintain a high level of production without excessive capital outlay. The Lauriano facility also makes sunglass crystal lenses and polycarbonate lenses.

The Dongguan plants, in China’s Guangdong province, make both plastic and metal frames.

Over the years, the Group has consolidated its manufacturing processes by concentrating a specific production technology in each of the Italian facilities. This consolidation enabled both the productivity and quality of manufacturing operations to be improved.

Plastic frames are made in the Agordo, Sedico, Pederobba and Lauriano facilities, while metal frames are produced in Agordo and Rovereto. Certain metal frame parts are produced in the Cencenighe plant.

Headcount by manufacturing plant

Agordo (Italy)	2,357	*
Cencenighe (Italy)	365
Lauriano (Italy)	525
Pederobba (Italy)	600
Rovereto (Italy)	715
Sedico (Italy)	1,681	**
Dongguan (China)	4,429
Foothill Ranch, CA (USA)	729
Dayton, NV (USA)	90
Bhiwadi (India)	112
Total	11,603

(*)           Includes samples’ production.

(**)         Includes the distribution hub.

Operations include: manufacturing, maintenance, quality, engineering, product development, logistics, as well as employees working on plant management and R&D

The manufacturing process for both metal and plastic frames begins with the fabrication of precision tooling and molds based on prototypes developed by in-house design and engineering staff. This capacity gives the Group a strong competitive advantage by enabling it to reduce the lead time for product development and thereby adapt quickly to market trends and contain production costs.

The manufacturing process for metal frames has around 70 phases, beginning with the production of basic components such as rims, temples and bridges, which are produced through a molding process. These components are then welded together to form frames in numerous stages of detailed assembly work. Once assembled, the metal frames are treated with various coatings to improve their resistance and finish, and then prepared for lens fitting and packaging.

Plastic frames are manufactured by either a milling process or injection molding. In the milling process, a computer-controlled machine carves frames from colored plastic sheets. This process produces rims, temples and bridges that are then assembled, finished and packaged. In the injection molding process, plastic resins are liquefied and injected into molds. The plastic parts are then assembled, coated, finished and packaged.

The California facility produces high performance sunglasses and prescription frames and lenses. The equipment used is specially designed and adapted for Oakley’s manufacturing processes. This makes it possible to respond quickly to customer demand, offer protection against piracy and adhere to strict quality-control standards. Throughout the development process, Oakley optics products undergo extensive testing against standards established specifically for eyewear by ANSI and ASTM. These standards relate to product safety and performance and provide quantitative measures of optical quality - UV protection, light transmission and impact resistance. Oakley also performs a broad range of durability and mechanical integrity tests on its lens coatings, involving extremes of exposure to UV light, heat, condensation and humidity.

LOGISTICS

The Group’s distribution system is globally integrated and fed by a centralized manufacturing programming structure. The network linking the logistics and sales centers to the production facilities in Italy and China also provides daily monitoring of global sales performance and inventory levels so that manufacturing resources can be programmed and warehouse stocks promptly re-allocated to meet local market demand.

This integrated system serves both the retail and wholesale businesses and is based on one of the most efficient and advanced logistics organizations in the industry, with 23 distribution centers worldwide. There are three main distribution centers (hubs) in strategic locations serving the major markets: Sedico in Europe, Atlanta in the Americas and Dongguan in the Asia-Pacific region. They operate as centralized facilities, offering customers a highly automated order management system that reduces delivery times and keeps stock levels low.

The Sedico Hub was opened in 2001 and updated with a new automated system in 2006. It currently manages over 22,000 orders a day, including eyeglasses and spare parts. Everyday, Sedico sends out over 150,000 units coming from the manufacturing plants and going, on one hand, direct to Europe, Middle East and Africa customers and, on the other, to the Group’s distribution centers in the rest of the world, from which they are then shipped to local customers.

The Sedico Hub is the result of a strategic project that enabled the closure of the local warehouses throughout Europe that characterized the previous distribution system. Cutting out the intermediate stage that those warehouses represented required major investments but it was decisive in improving the speed and efficiency of Luxottica’s distribution, as well as eliminating the overheads and increasing working capital typical of unnecessarily decentralized organizations.

The Atlanta Hub is the pride of Luxotica’s retail logistics operation. Located in the main logistics area of America, this hub has a highly advanced cross-belt sorting system that can move up to 140,000 pieces a day at a conveyor belt speed of 1.5 meters a second.

Of the Group’s 23 logistics centers, seven were acquired with Oakley, whose distribution system is currently being integrated with Luxottica’s. In North America, the Oakley brand’s most important market in terms of volumes, products are distributed through the Ontario distribution center located in California.

QUALITY

Product quality is the critical factor in the premium and luxury markets for both opticians and end consumers. It has always been Luxottica’s main focus and was the reason for undertaking full integration of every phase of production. Quality and process control teams regularly inspect semi-finished products during the various phases of production, verifying the feasibility of prototypes in the design phase, controlling standards across the spectrum of products in the production phase, and subsequently checking for resistance to wear and tear and reviewing optical properties in relation to type of use. The manufacturing processes and materials used by primary suppliers are also controlled and certified. Thanks to ongoing verification of precision and expertise in all phases of production, the quality of Luxottica’s end product is of the highest level. This vitally important aspect of production is reflected by both the relationship of trust that the Group continues to enjoy with independent optical store operators, both large and small, and the low levels of returns for defective merchandise.

ANTI-COUNTERFEITING POLICY

The only strategy capable of countering the widespread phenomenon of counterfeit goods is to attack the sources of supply of the thousands of purveyors of pirated goods. Luxottica Group concentrates its efforts on identifying the main flows of fraudulent goods and to organize brand protection strategies accordingly. In 2008, brand protection activities were successfully continued, leading to the destruction of over 1.1 million pairs of counterfeit eyewear. This was the result of consolidating and strengthening programs initiated in previous years, focusing on monitoring the production and trafficking of pirated goods through constant investigations in China and tight Customs control. 2008 also saw the start up of a program to monitor the more popular on-line auction platforms. This allowed approximately 17,500 offers of counterfeit eyewear to be removed.

Intellectual property being one of its most important assets (Oakley alone holds over 600 patents and 1,200 trademarks), Luxottica Group is inevitably committed to maintaining, indeed strengthening, its anti-counterfeiting operations.

BRAND PORTFOLIO

Luxottica’s brand portfolio is one of the richest and most prestigious in the industry, as its major global brands are backed by leading brands at a regional level and in particular segments and niche markets. It also has an optimal balancing of house and license brands, thus combining the stability and volumes assured by the former with the prestige and high margins of the big names in fashion and luxury.

The presence of Ray-Ban, the world’s best selling brand of sun and prescription eyewear, and Oakley, an undisputed leader in the performance category, gives the portfolio unparalleled strength. And there is also the potential of Persol and Oliver Peoples in the high-end of the market, the relaunching of the Arnette and REVO sport brands now in progress, and the notoriety recognition of Vogue and K&L (formerly Killer Loop).

Alongside the house brands, which now account for over 60% of all units sold following the acquisition of Oakley, the portfolio has over 20 license brands, including some of the best known and most prestigious names in the global fashion and luxury industries. With its manufacturing know-how, capillary distribution and direct retail operations supported by well-calibrated advertising and deep understanding of international markets, Luxottica is the ideal partner for fashion houses and stylists seeking to translate their style and values into successful premium quality eyewear collections, all the while differentiating each designer’s offering as much as possible, meticulously segmenting it by type of customer and geographical market, to produce a broad range of models capable of satisfying the most diverse tastes and tendencies and to respond to the demands and characteristics of widely differing markets. Another big priority is the continual improvement of the product mix to guarantee coverage and differentiation of the entire premium market and minimize the risk of brand dilution.

The Luxottica portfolio is a dynamic reality in continual evolution. Its make up is gradually modified by the acquisition of new brands, the stipulation of new licensing agreements and the renewal of existing ones and the withdrawal of brands no longer deemed strategic, but the long-term objectives remain the same: to focus on leader brands, balance house and license brands, avoid brand dilution, and lengthen the average term of licensing agreements.

In 2008, the Group renewed its important partnership with Chanel, whose eyewear has always been made by Luxottica, ever since its first licensing agreement in 1999. The new agreement will make it possible to take up new opportunities offered by this prestige brand, whose exclusivity and positioning in the eyewear market are guaranteed by Luxottica’s ongoing commitment. Meanwhile, the license portfolio has been enriched by the emerging Stella McCartney brand, whose first sun collection, manufactured and distributed exclusively by Luxottica, will be launched onto the market in summer 2009.

The Stella McCartney license, running for six years and renewable for a further five, also helped Luxottica extend the average term of its licenses, which is now approaching ten years. Such long-term partnerships with maisons and stylists mean improved investment planning and fuller realization of the value of collections.

HOUSE BRANDS

Style, tradition and freedom of expression are the key values underpinning the philosophy of Ray-Ban, for generations the undisputed world leader in sun and prescription eyewear.

Debuting in 1937 with the Aviator model created for American Air Force pilots, Ray-Ban joined Luxottica’s brand portfolio in 1999.

Unaffected by the conceptual transience of fashion, Ray-Ban immediately made a name for itself thanks to the absolute quality and authenticity of its eyewear, now more “modern” than ever and worn by countless movie celebrities and trendsetters all over the world.

Acquired by Luxottica in 2007, Oakley is the world’s leading sports eyewear brand, unique and inimitable in its blend of technology, design and art across all its products. In addition to its sun and prescription eyewear and ski goggles, it offers branded apparel, footwear and accessories in collections addressing specific consumer categories: Sport/Active, Lifestyle and Women.

Oakley is also famed for its unbeatable lens technologies, and its High Definition Optics® (HDO®) in particular.

Launched in California in 1992, Arnette was acquired by Luxottica in 1999. It quickly became the eyewear of choice, and lifestyle icon, of the 3S generation - surf, skateboard and snowboard. Arnette’s design captivates, bringing together the levels of comfort and functionality demanded by people drawn to extreme sports.

Created in 1989, Killer Loop joined Luxottica’s brand portfolio in 1999. It gradually evolved from a general sports style to embody a more “urban” spirit. In 2008 it took on a new name, K&L, and launched a project for collections specifically addressing the needs of emerging markets, but maintaining global distribution. K&L is a fresh, vital brand for a dynamic young public who are careful about their look.

On the scene since 1967, Luxottica’s first line is still the one that best conveys the experience and tradition that are its essence. Luxottica is the ideal eyewear for those seeking contemporary style and premium quality. The brand broadened its range with Luxottica Titanium, a collection for people who prefer super-lightweight frames of elegant design.

Launched in 2005 and part of Luxottica’s brand portfolio since 2007, Mosley Tribes combines design and aesthetics with a vision of the urban lifestyle and sports performance worlds. The sleek and stylish frames use titanium and injected plastic for a lightweight design, ideal for active individuals. Most frames feature VFX lenses (Visual Effects), the ultimate in lens technology. Only three years on the market, Mosley Tribes is popular among fashion-forward trendsetters.

Oliver Peoples began in 1987 with the introduction of a retro-inspired eyewear collection created by designer and optician Larry Leight. All eyewear is hand-crafted of the finest quality materials, in colors exclusive to Oliver Peoples. Frames are manufactured in limited quantity and with deliberate anti-logo labeling so that only people “in the know” will recognize them. Oliver Peoples is the eyewear choice for many Hollywood elite and fashion photographers who appreciate its perfect combination of style and function.

Making its debut in 1917 and acquired by Luxottica in 1995, Persol is a living legend of “Made in Italy”

eyewear. With its evocative name, signifying “for sun”, it is the proud heir to a culture of excellence and craftsmanship, a perfect alchemy of aesthetics and technology. The irresistible appeal of timeless design and high quality make the brand a veritable badge of distinction, one chosen by celebrities from show-business and the worlds of art and design.

Created in 1985 and acquired by Luxottica in 1999, REVO is characterized by an innovative lens based on a technology that NASA developed for satellite portholes, offering maximum protection against ultraviolet and infrared light.

REVO eyewear is perfect for those needing perfect vision for outdoor sports or specific protection of the eyes.

Sferoflex joined Luxottica’s portfolio in 1981. It takes its name from the patented flexible hinge enabling the temples to conform to the shape and size of the face, thus increasing the resilience of the frame itself and ensuring perfect fit. With its classic design and instantly recognizable flexi-hinge, Sferoflex prescription frames enjoy wide consensus in the optical sector and are designed for people demanding reliability and top quality.

Launched in 1973 under the same name as the famous fashion magazine, the Vogue brand was acquired by Luxottica in 1990.

Vogue models speak through their innovative designs, their dazzling variety of colors and frames and the detailing on the temples that makes them highly coveted fashion accessories. The brand addresses a predominantly female public, women who track the trends and love experimenting with new styles.

LICENSE BRANDS

Adrienne Vittadini launched her sportswear brand in 1979, drawing inspiration from travels, art and pop culture to provide consumers with fresh and feminine styling appropriate for the office or more casual settings. The Adrienne Vittadini optical and sun eyewear collections show the same inspiration, addressing women with a sophisticated sense of style who love expressing themselves through fashion.

This product line targets successful professional women who place an emphasis on quality and image. The license dates back to 2002.

Characterized by lightweight materials and a slender line, the Brooks Brothers collections reflect the unique features of the style of this American brand. This is an affordable product line with classic style that delivers functionality, lightness and high quality. The original license agreement was entered in 1992.

Under license since 1997, Bvlgari eyewear is distinguished by the high quality of its materials, attention to detail and elegant design. This product line addresses a clientele who seek a distinctive and exclusive product.

The Burberry license agreement was signed in 2005, with the launch of the first eyewear collection in October 2006. This collection features the brand’s core values of form and function, innovation and the essence of classic style.

In 1999, Luxottica was the first company licensed to produce Chanel eyewear products. The Chanel product line, targeting luxury-oriented consumers, reflects the essential characteristics of the brand: style, elegance and class.

Chaps features easy-to-wear designs in the classic tradition of Polo Ralph Lauren. The line offers a designer name to the young consumer of competitively priced sportswear. Since its introduction, Chaps has come to represent classic design, excellent quality and value.

Club Monaco offers quality eyewear of uncompromising style and affordable luxury. The styling targets men and women between 20 and 40 who are urban professionals and other style enthusiasts who appreciate design at mid-level prices.

Under license since 2005, Dolce & Gabbana eyewear collections are an expression of ultimate luxury. They are characterized by modern, fashionable shapes, prestige materials and sumptuous detailing, such as logos in Swarovski crystals or elegant metal circles.

The D&G eyewear collection has a youthful, innovative and unconventional spirit. The eyewear collection emphasizes the spirit of the brand: innovative, provocative and cosmopolitan.

This product line reflects the design sensibility and spirit of the Donna Karan collection, offering men and women sophisticated styling in modern and lightweight materials.

DKNY is easy to wear fashion with an urban mindset, the New York City street-smart look. DKNY eyewear caters to modern, urban, fashion-conscious women and men with multifaceted lifestyles: international, eclectic, fun and real.

Fox Eyewear collections are the result of a multi-year licensing agreement with Fox Head, Inc., a leading motocross and action sport brand based in California. Fox eyewear and ski goggles have been on the market for over five years and are currently the only brand other than Oakley to use High Definition Optics® (HDO®) technology. Fox Eyewear joined Luxottica’s brand portfolio at the end of 2007.

The Miu Miu brand addresses a sophisticated, free-and-easy clientele particularly attentive to new trends and expresses Miuccia Prada’s vision of an alternative style, always characterized by a strong personality. The Miu Miu brand is urban, young, sophisticated and sensual, an alternative vision, a “new classic”.

The Paul Smith Spectacles brand, which launched in 1994, includes prescription and sun eyewear featuring the whimsical yet classic designs and attention to detail that are synonymous with one of Britain’s leading fashion designers.

The Polo collection focuses on refined designs, inspired by the heritage of Polo Ralph Lauren apparel. This collection features emblematic models that are classic and never out of style. Polo is the ideal collection for men who appreciate quality and tradition and are seeking classic styles with a fresh design.

The Prada license agreement was signed in 2003. Prada collections offer a range of optical frames and sunglass collections, as well as a series of models created for leisure time, identified by the brand’s unmistakable red stripe. Prada collections have always been distinctive not only in their high quality but also in their forward-thinking approach and style, enabling the brand to anticipate and often inspire trends across all sectors. Sophisticated, elegant and refined, Prada products are identified by their strong character and unique style.

This line is an expression of the Ralph Lauren spirit at an accessible price point. It features the latest looks and trends, as well as some more classic looks, and vibrant colors for a feminine, flirty and fun look.

The exclusive Purple Label eyewear collection combines the elegance of tradition with the requirements of the modern gentleman: high quality, precious materials, details and style.

The Ralph Lauren eyewear collection embraces a youthful sophisticated elegance that mixes refined luxury with cinematic glamour and an air of mystery. For the fashion-conscious woman seeking timeless styling with a modern attitude.

Salvatore Ferragamo collections are characterized by lavish attention to detail, original use of materials and creative choice of colors. The eyewear collection is inspired by the tradition of craftsmanship of this fashion house, reinterpreted in a contemporary mode.

Stella McCartney eyewear reflects the sense of modernity and innovation that the stylist shows in her creation of desirable fashion. Combining everyday functionality with a strong fashion sensibility, the eyewear collection offers contemporary femininity with a sense of modern luxury.

For 169 years, Tiffany & Co. has designed and produced standard-setting jewelry and accessories. The first collection of Tiffany & Co. eyewear, launched exclusively by Luxottica in early 2008, remains true to the brand’s highest standards.

Versace is a lifestyle brand for modern men and women who choose to express strength, confidence and uniqueness through a bold and distinctive personal style. Versace represents the ideal of a sophisticated, free and highly desirable lifestyle.

While staying true to the essence of the Versace brand, Versus embodies a younger, edgier take on those themes. Filled with spirit and energy, Versus challenges convention, always in the vanguard of modern urban style.

North America	Central America

WHOLESALE

Direct operations in 30 countries in the world

EUROPE	ASIA PACIFIC
Italy	Australia
Austria	China
Belgium	India
Croatia	Japan
France	Korea
Germany	Singapore
Greece
Poland
Portugal	MIDDLE EAST
Spain	Dubai
Sweden	Israel
Switzerland
The Netherlands	AFRICA
Turkey	South Africa
United Kingdom

THEAMERICAS
USA
Argentina
Brazil
Canada
Mexico

RETAIL

6,255 stores managed in the world

(of which 559 in franchising and 10 in joint venture)

NORTH AMERICA	4,826

Prescription
LensCrafters	966
Pearl Vision	809 (of which 379 in franchising)
Sears Optical	879
Target Optical	325
The Optical shop of Aspen	24

Prescription/Sun
Oliver Peoples	6 (of which 1 in franchising)

Sun
Sunglass Hut Sunglass Icon	1,703 (of which 11 in franchising)
ILORI	16

Sun/Clothing
Oakley Stores & Vaults	90

CENTRAL & SOUTH AMERICA	8

Sun/Clothing
Oakley Stores & Vaults	8 (of which 6 in franchising)

Europe	South Africa	Middle East	China	Asia-Pacific

EUROPE	161

Prescription
David Clulow	42 (of which 5 in franchising and 10 in joint venture)

Sun
Sunglass Hut	82
David Clulow	22

Sun/Clothing
Oakley Stores e Vaults	15 (of which 5 in franchising)

AFRICA & MIDDLE EAST	39

Sun
Sunglass Hut	38 (in franchising)

Sun/Clothing
Oakley Stores e Vaults	1 (in franchising)

SOUTH AFRICA	70

Sun
Sunglass Hut	68

Sun/Clothing
Oakley Stores & Vaults	2

CHINA	244

Prescription
LensCrafters	170
Other retail brands	68

Sun
Sunglass Hut	6

ASIA PACIFIC	907

Prescription
OPSM	319
Laubman&Pank	131
Budget Eyewear	89 (of which 18 in franchising)

Prescription/Sun
Oliver Peoples	1 (in franchising)

Sun
Sunglass Hut	210 (of which 1 in franchising)
Bright Eyes	141 (of which 92 in franchising)

Sun/Clothing
Oakley Stores & Vaults	16 (of which 1 in franchising)

WHOLESALE DISTRIBUTION

Luxottica Group’s distribution structure, unparalleled in the industry, is one of the Group’s most important competitive advantages. It is one of the most extensive and effective in the industry, embracing retail stores and serving a wholesale distribution network of third party stores and chains.

The distribution structure covers more than 130 countries, with directly controlled operations in the main markets. Customers are mostly retailers of mid- to premium-priced eyewear, such as independent opticians, optical retail brands, specialty sun retailers and duty-free shops. In North America and other areas, the main customers also include independent optometrists and ophthalmologists and premium department stores.

Direct distribution in the key markets gives the Group a considerable competitive edge, making it possible to maintain close contact with customers and maximize the image and visibility of the Group’s brands. Further, the Group’s experience in direct operation of stores in certain of its more important countries has given it a unique understanding of the world’s optical markets. All this makes it possible to achieve tight control and strategic optimization of both house and licensed brands.

In addition to making some of the best brands, with a broad array of models tailored to the needs of each market, Luxottica also provides its wholesale customers with the assistance and services needed to enable their business to be successful.

One of Luxottica Group’s main strengths is its ability to offer pre- and post-sale services which have been developed and continuously improved over decades. These high-quality services are designed to provide customers with the best product and in a timeframe and manner that best enhance their value.

The distribution system is connected at the international level to a central production planning function through a network linking logistics and sales functions and outlets to the manufacturing plants in Italy and China. Through this network, global sales and inventory are monitored daily so that production resources and inventory levels can be adjusted in response to information from the market.

This integrated logistics system is one of the most efficient and fastest in the industry. In Asia, Europe and the United States, orders are processed by centralized centers that significantly improve distribution speed and efficiency.

Luxottica Group is thus able to provide its customers with a highly automated order management system that reduces delivery times and minimizes inventory.

RETAIL DISTRIBUTION

OPTICAL RETAIL

Luxottica Group’s optical retail operations are through leading brands such as LensCrafters and Pearle Vision, leaders in North America, and OPSM, Laubman & Pank and Budget Eyewear, which are active throughout Australia and New Zealand. The Group also has a major retail presence in China, where it is a top operator in the premium eyewear market with LensCrafters. Due to the fragmented nature of the European retail market, the Company does not operate optical retail stores in Europe outside of the United Kingdom, where it recently bought the remaining stake in the David Clulow optical chain, which sells both prescription and sun products.

As of December 31, 2008, Luxottica’s optical retail business consisted of approximately 3,800 retail locations globally.

As of December 31, 2008, the Group operated a retail network of 1,136 LensCrafters stores, of which 966 are in North America and the other 170 stores in China. LensCrafters is currently the largest optical retail chain in North America in terms of sales.

LensCrafters stores offer a wide selection of prescription frames and sunglasses, mostly made by Luxottica, but also a wide range of lenses and optical products made by other suppliers. Points of sale are normally in high-traffic commercial malls and shopping centers and have an optometrist (sometimes a Luxottica employee) so that customers can have eye examinations on site. Most LensCrafters stores in North America also include a lens finishing laboratory, which dramatically improves the customer service level. During the last few years, Luxottica has invested in the premium aspects of the LensCrafters brand, adding additional elements such as an exclusive new store concept now being adopted in store remodeling across North America, associate training and advertising and marketing, which together represent the premium brand and future direction of LensCrafters. These new initiatives have also helped increase the average transaction per customer value, as LensCrafters becomes the retailer of choice for fashionable, designer prescription frames and sunglasses. The aim of this new focus on prescription frames as fashion objects and not mere instruments is also to shorten the consumer’s purchase cycle of typically two to three years.

Luxottica continues to evaluate potential retail expansion opportunities in North America through acquisition of retail chains and store openings in areas where LensCrafters is not already heavily represented.

In 2006, Luxottica began to expand the LensCrafters brand in China by rebranding most of its stores there, which were acquired through the acquisition of three retail chains. As of December 31, 2008, the Company operated 238 retail stores in China and Hong Kong, of which 170 carry the LensCrafters name while the others retain their original brand names.

Hong Kong is one of the most significant Chinese luxury markets and is very popular with affluent mainland Chinese. Launching LensCrafters as a premium brand in Hong Kong was therefore important for increasing awareness and consumer demand for Luxottica products and services.

With the acquisition of Cole National in October 2004, Luxottica acquired Pearle Vision, one of the largest optical retail chains in North America after LensCrafters. Although both brands address the mid- to high-end customer bracket, their positioning is complementary. Pearle Vision focuses on the factors that made the brand a success: customers’ trust in the doctor’s experience and the quality of service they receive. Pearle Vision stores are mostly located in strip malls instead of the conventional malls where most LensCrafters and Sunglass Hut stores are located.

The successful relaunching of the Pearle Vision brand in 2004 and 2005 was centered on a return to its original values, which had made Pearle Vision the “Home of Trusted Eyecare” for generations of Americans. A product mix increasingly geared to high quality has helped restore strong customer relationships, as has the emphasis on doctors in advertising campaigns. At the same time, a significant reduction in sales promotions and discounts helped improve the chain’s positioning.

In order to centralize services and achieve economies of scale, all in-store labs were closed and their work was transferred to nearby LensCrafters labs or to one of Luxottica’s eight central lens finishing facilities. As of December 31, 2008, Pearle Vision operated 449 corporate store locations and had 390 franchise locations throughout North America. The brand has significant growth opportunities in both the United States and especially in Canada, where the brand was strengthened in 2006 and is now the only optical chain represented in all provinces.

With the acquisition of Cole National, Luxottica also acquired a network of distribution outlets operating under the brand names of certain American department stores. These “licensed brands” are Sears Optical and Target Optical (a third license acquired with Cole, “BJ’s Optical”, expired in March 2008 and was not renewed). These points of sale are located in stores that bear the names of the hosts and offer consumers the convenience of taking care of their optical needs where they do their shopping.

Both brands have a precise market positioning that Luxottica intends to build on by improving service levels and strengthening their fashion reputation by offering brands such as Ray-Ban and Vogue.

As of December 31, 2008, Luxottica operated 879 Sears Optical and 325 Target Optical locations throughout North America.

In Australia and New Zealand, Luxottica operates three chains specializing in the optical business: OPSM, Australia’s top eyewear brand for luxury and fashion-minded customers; Laubman & Pank, famed for its high-quality assortment and services; and Budget Eyewear, focused on price-conscious consumers.

Though addressing different customer categories, all three brands have continued since their acquisition in 2003 to extend further into the fashion business through innovative store formats, personnel training and product assortment programs tailored to their respective markets and leveraging Luxottica’s vast brand portfolio. As of December 31, 2008, Luxottica owned 500 stores throughout Australia: 280 OPSM, 131 Laubman & Pank and 89 Budget Eyewear, of which 18 were under franchise.

OPSM is also the market leader in New Zealand, with 39 corporate-owned stores, mainly in large urban areas.

EyeMed Vision Care

EyeMed Vision Care is one of the largest managed vision care operators in the United States and is the result of the integration of EyeMed’s previous business (dating back to 1988) and Cole National Managed Vision. EyeMed Vision Care serves over 23 million subscribers in large and medium size companies, public administrations and insurance programs and has a network of over 17,000 points of sale, including opticians, ophthalmologists, optometrists and stores in chains operated by Luxottica.

EyeMed Vision Care is also a recognized leader in terms of quality, choice, value for money and service excellence - all priority concerns for managers shopping for vision care programs, especially for large groups. Customers using such services benefit from the quality of the products and the wide reach of the distribution network, thus enjoying a vast choice amongst the numerous stores in the Group’s chains and independent optical retailers.

Lens Laboratories

Together with LensCrafters’ 900 in-store labs, Luxottica operates seven central lens finishing labs that are of strategic importance to the Group’s North American retail business. By combining its broad presence in the market with additional capacity for lens finishing work, the Company can improve quality of service (while reducing the times and costs of finishing work otherwise done externally) and increase margins at the same time.

All the labs use highly advanced technologies to meet growing demand, follow new products and stay focused on quality and customer service.

The seven central laboratories serve all the Pearle Vision stores, the licensed brand stores and a number of franchises. The labs in LensCrafters stores have been upgraded to help Sears and Pearle Vision stores (including those under franchise) to handle peak demand.

In Australia, most of the Group’s local needs are covered by the central Eyebiz laboratory.

SUN RETAIL

Since the acquisition of Sunglass Hut in 2001, Luxottica has become the world leader in the sun retail business.

As of December 31, 2008, the Group operated 2,286 retail locations worldwide, mostly under the Sunglass Hut brand.

Sunglass Hut is the world’s leading specialty retailer of sunglasses. As of December 31, 2008, Sunglass Hut had 1,969 retail locations worldwide.

In addition to 1,565 retail locations in North America, Sunglass Hut now has 216 stores in Asia-Pacific, 82 in Europe, 68 in South Africa and 38 in the Middle East, the latter operated by a local franchise partner. The chain has recently entered two important emerging markets, Thailand and India, where the Group has major plans for medium-to long-term growth.

Founded in the United States in 1971 to operate in department stores, Sunglass Hut gradually expanded its base of stores and kiosks in shopping malls to new retail locations on city shopping streets and in airports.

While it was phasing out its stand-alone watch business, Sunglass Hut focused increasingly on selling premium sunglasses, a market in which it is now a recognized leader, partly due to its exclusive new store concept, which is being extended to all its prime locations around the world. This repositioning was also made possible by substantial changes to the product mix allowing the chain to focus on fashion and luxury brands, especially for women. As a result, sales of Luxottica products in Sunglass Hut stores in 2008 rose strongly against pre-acquisition levels, from around 14% of net sales in April 2001 to around 80% of net sales, including Oakley products.

ILORI is Luxottica Group’s brand new high-end fashion sunwear retail brand, with 16 stores in the United States as of December 31, 2008, including flagship stores in the SoHo neighborhood of New York City and in Beverly Hills, California.

ILORI caters to a different, more exclusive clientele than Sunglass Hut’s, offering a richer purchasing experience in prestige locations, featuring sophisticated luxury collections, exclusive niche brands and highly personalized service.

First established in 1985, Bright Eyes is one of Australia’s largest and fastest growing sunglass chains, with over 140 sunglass stores across the continent.

As of December 31, 2008, Bright Eyes operated 49 corporate store locations and 92 franchise locations, mostly in tourists resort and high-traffic areas.

As of December 31, 2008, the Group operated 140 Oakley “O” stores and Vaults worldwide, offering a full range of Oakley products including sunglasses, apparel, footwear and accessories. These stores are designed and merchandised to immerse consumers in the Oakley brand through innovative use of product presentation, graphics and original audio and visual elements.

In the United States, Oakley “O” stores are in major shopping centers and usually Oakley’s retail operations outside the US are mostly franchised and are located in Mexico, Europe and Asia-Pacific.

Another important sales channel is the Oakley website (www.oakley.com), which is complementary to its retail operations and international distribution. It allows consumers to purchase Oakley products as efficiently as possible, increasing awareness of the Oakley brand, improving customer service and communicating the brand’s values and essence.

STRUCTURE OF THE GROUP

OWNERSHIP

SHARE CAPITAL

Luxottica Group S. p. A.’s capital is made up exclusively of fully paid up ordinary shares entitled to voting rights at both ordinary and extraordinary shareholders’ meetings.

As of February 28, 2009, the share capital was euro 27,809,887.98, with 463,498,133 shares outstanding, each having a nominal value of euro 0.06.

The Company does not hold treasury shares directly. However, a US subsidiary, Arnette Optics Illusions Inc., owns 6,434,786 Luxottica Group shares.

The shareholders’ meeting on May 13, 2008 authorised, for a period of 18 months after such date, the purchase and subsequent placement - the latter with no time restraints - of treasury shares for up to a maximum number of 18,500,000 ordinary shares. Under such authorisation, it will also be possible to purchase the 6,434,786 Luxottica Group shares held by the subsidiary Arnette Optics Illusions Inc.

As of April 25, 2009, the Company has not initiated any buy back operations.

MAIN SHAREHOLDERS

According to the Shareholders register, legal disclosures and other information available as of February 28, 2009, Company shareholders with an equity interest of at least 2% of Luxottica Group S.p.A.’s share capital are as follows:

CORPORATE BOARDS

Luxottica Group’s governance system is based on a traditional management and control system with:

•      shareholders who vote in ordinary and extraordinary meetings on, among other things, (i) the appointment and revocation of directors and statutory auditors and their fees, (ii) the approval of financial statements and allocation of profits, and (iii) changes to the by-laws.

•      a board of directors whose duty is to create shareholder value; from among its members it appoints an Internal Control Committee, which also assists the board in its internal control functions, and a Human Resources Committee, which provides consulting and recommendations on emoluments for top management positions and incentive plans and the composition of management structures for the main subsidiaries);

(1) of which 13,514,000 ADRs are held in the name of Deutsche Bank Trust Company Americas.

(2) includes Harris Associates L.P., with 2.04% of the share capital, and Deutsche Bank Trust Company Americas, with 7.63% of the share capital on behalf of third parties. The shares owned by Deutsche Bank Trust Company Americas represent the shares on the US financial market, through issuance, by the Bank itself, of a corresponding number of American Depositary Shares; such shares are lodged at Deutsche Bank S.p.A., which in turn issues the certificates for the participation and vote at the meetings relative to the shares themselves.

Board of Directors	Leonardo Del Vecchio	Chairman
in office until the approval	Luigi Francavilla	Vice chairman
of the Financial Statements	Andrea Guerra	Chief Executive Officer
as of December 31, 2008	Roger Abravanel
Tancredi Bianchi
Mario Cattaneo
Enrico Cavatorta
Roberto Chemello
Claudio Costamagna
Claudio Del Vecchio
Sergio Erede
Sabina Grossi
Gianni Mion
Lucio Rondelli

Internal Control Committee	Lucio Rondelli	Chairman
Tancredi Bianchi
Mario Cattaneo

Human Resources Committee	Gianni Mion	Chairman
Roger Abravanel
Claudio Costamagna
Sabina Grossi

•      a Board of Auditors, responsible for, among other things, overseeing compliance with the law and with the Company by-laws, its principles of governance and organizational model. The board of auditors also acts as an audit committee under the Sarbanes Oxley Act;

Board of Auditors	Marco Reboa	Chairman
in office until the approval	Giorgio Silva	Auditor
of the Financial Statements	Enrico Cervellera	Auditor
as of December 31, 2008
	Mario Magenes	Alternate auditor
	Francesco Nobili	Alternate auditor

The Company’s accounts are audited by a firm of accountants registered with CONSOB and appointed by the Shareholders’ Meeting.

Auditing Company in office until
the approval of the Financial Statements
as of December 31, 2011	Deloitte & Touche

More information on Luxottica Group’s Corporate Governance are available in the Annual Report on Corporate Governance 2008, available on the website www.luxottica.com.

ORGANIZATION STRUCTURE

As of February 28, 2009, Luxottica Group’s management is based on three organizational areas reporting directly to CEO Andrea Guerra.

Functions

The organizational units termed Group Functions - Information Technology, Business Development, Administration, Finance & Control, Communication, Investor Relations and Human Resources - form a system of services that support the Group’s Businesses and, by applying the Group’s policies and operating its systems of control, guarantee the framework of governance within which those businesses are authorized to operate.

Operating processes

The Product & Design Department is responsible for developing collections; based in Agordo (Belluno), its center of excellence, it has teams in all the main markets to track new styles and trends.

The Operations Department, also based in Agordo, is responsible for planning, engineering and product manufacturing and distribution.

Businesses

The Retail Distribution and Wholesale Distribution Segments are responsible for establishing commercial presence in the world’s markets and developing profitable business. They have local sales organizations in their various markets and use centralized structures providing support services.

In December 2008, Luxottica introduced the Group’s new global foundation, OneSight, a family of charitable vision care programs dedicated to improving vision through outreach, research and education.

OneSight is based on three regional programs previously operated independently within the Group — Give the Gift of Sight, Pearle Vision Foundation and Community I-Care — and now combined under a new, global umbrella. Since 1988, Luxottica’s charitable efforts have provided free vision care and eyewear to more than six million people worldwide and funded research and training. This operation will enable Luxottica to expand our worldwide reach and help even more people.

OneSight espouses three core values:

One World - Over 250 million adults and children worldwide suffer from poor vision because they don’t have access to eye exams or glasses. OneSight is global, as are the problems it has to deal with.

One Company - Luxottica has over 60,000 employees in 130 different countries across five continents and speaking 55 different languages. OneSight can leverage the force and multi-cultural nature of the entire Group to help people who are seriously in need.

One Passion - Despite geographical and cultural differences, all Luxottica employees share the same objective everyday: to offer the best eyewear and best service to every customer. OneSight takes the Group’s passion for eyewear and eye care to a new level, giving additional meaning to employee’s everyday work.

OneSight operates four programs:

•                  Global Eye Care, whereby volunteers carry out eye tests and deliver free recycled and newly manufactured eyewear to thousands of adults and children in the poorest parts of the world.

•                  Regional Eye Care, in which volunteers work together with local partners to help those in need in their regions by opening temporary clinics and using Vision Vans; this currently operates in North America, Australia and China.

•                  Community Eye Care, whereby Luxottica’s North American and Australian employees improve their communities’ quality of life by means of programs operating in stores, schools, rest homes and other community centers.

•                  Preventative Eye Care, in which OneSight funds research into treatments and cures for vision-threatening diseases and disorders and invests in developing the next generation of optometric professionals through the Dr. Stanley Pearle Scholarship Fund.

ASSOCIATE BENEFITS

OneSight connects Luxottica Group employees worldwide as they work together towards a common goal of providing clear vision to those in need.

Participation in OneSight clinics requires intense teamwork to optimize the use of scant resources and time and, as a result, multi-cultural teams form relationships and learn that diversity may unite rather than divide. This collaboration accelerates inclusion and serves as an integrating influence on the different cultures brought into the Group through acquisitions and geographical expansion.

2008

368,812 people were helped during 20 international clinics across 11 countries, including India for the first time, by teams comprising over 700 volunteers. Glasses were distributed to over a million people in 2008, thanks in part to work by the new recycling centres in Pederobba (Treviso) and North Ryde (Australia), which were opened in 2008 in addition to the three existing structures in Cincinnati (USA), Agordo (Italy) and Port Washington (USA).

The 20 regional clinics in North America, Australia and China enabled 195 volunteers to help 33,807 people; their operations were backed up in 2008 by Vision Vans which worked for 81 days. OneSight volunteers for the first time reached Tianjing in China, where 1,001 people benefited from our services.

Initiatives in communities in North America and Australia helped 240,084 people in optical stores and local missions.

Lastly, OneSight gave US$ 298,875 to 11 research organizations in the United States and Italy, as well as granting 20 optometry degree scholarships in North America.

2009 GOALS

Having launched its new global organization, OneSight aims to raise public awareness and appeal among its employees and Luxottica partners, provide opportunities to help the needy and foster stronger interpersonal relations.

The Foundation will seek to leverage Luxottica’s global dimensions to extend its reach, especially in Europe and the Asia-Pacific region.

Program goals include 20 global clinics in 15 countries, with first-time visits to Brazil and South Africa, and 25 weeks of regional clinics across North America, Australia and China.

OneSight will grant US$ 200,000 to support research projects related to diabetic retinopathy and pediatric vision disorders and award ten optometry degree scholarships.

ANNUAL REVIEW 2008

KEY EVENTS

January

Luxottica Group renewed its license agreement with Chanel, thus extending an already solid relationship dating back to 1999, when Chanel’s first prescription and sun collections were launched. The new agreement aims to exploit new growth opportunities for this luxury brand.

April

The Group entered an exclusive license agreement to design, produce and globally distribute sun eyewear for the Stella McCartney brand. Commencing on January 1, 2009, the agreement has an initial term of six years and automatic renewal for another six. The first collection will be launched in summer 2009.

May

The Group signed a franchising agreement with the privately owned Diethelm Keller Limited enabling Sunglass Hut to begin operations in Thailand’s promising sun eyewear market. The partnership will open 15 new stores to add to the existing 216 Sunglass Hut retail locations in the Asia-Pacific region.

June

Luxottica US Holdings, a subsidiary, made a private placement of three series of bonds, totaling US$ 275 million, maturing in 2013, 2015 and 2018 respectively. The proceeds of the issue were used to repay part of a bridge loan that was used to finance a portion of the Oakley acquisition.

July

Successful conclusion of Oakley’s integration in Europe. Following Italy, Spain, Portugal, Scandinavia, The Netherlands and Belgium, operations in Germany, Austria, Switzerland and France also became fully integrated. A new headquarters was opened in Zurich to manage the sports distribution channel in Europe.

November

Thanks to the new franchising agreement with DLF, a leading property developer in India, Sunglass Hut made a start in the Indian retail market. The agreement provides for the opening of over 100 stores throughout the country, mostly in premium shopping malls and other prestige locations.

December

Launch of OneSight, the new foundation who integrate the experience of Luxottica Group’s various philanthropy programs. OneSight will channel resources and energy into aid for the needy, through recycling, reconditioning and distribution of used eyewear by international and local missions, community assistance and support for vision-related research.

FINANCIAL OVERVIEW

Luxottica’s 2008 fiscal year was characterized by three factors: the first year of integration with Oakley, the depreciation of the US dollar and other currencies used by the Group against the euro, and the drastic slowdown first in the American and then the European markets.

Despite the sudden deterioration in the second half, sales grew at sustained levels to top euro 5 billion for the first time in the Group’s history. This was mainly due to the contribution made by Oakley’s sales.

The fourth quarter saw a significant contraction of demand, reflected in an erosion of margins in both segments.

In this situation, Luxottica reacted with all the flexibility and efficacy of its integrated business model, which enabled it to maintain a high level of free cash flow (1) in 2008 (Euro 302 million). Luxottica also benefited from the effects of the merger with Oakley, ongoing capital investments (around Euro 300 million) and measures designed to boost sales and improve efficiency. The Group expects these measures to bear fruit in the coming quarters, helping to strengthen Luxottica’s balance sheet and optimize costs so that new opportunities can be taken up.

In the second half, the Group launched a program to improve efficiency in the North American retail division, followed in the fourth quarter with a series of measures to adjust the industrial and logistics infrastructure to bring the Group in line with shrinking demand as quickly as possible.

In 2008, Luxottica Group posted sales of Euro 5,201.6 million, up 4.7% from Euro 4,966.1 million in 2007. The consolidation of Oakley’s sales resulted in an increase to net sales of Euro 638.4 million, which was partially offset by the combined effect of the following three factors:

•                  exchange rates, and in particular the weakening of the US dollar, causing a negative impact of Euro 294.2 million, mostly at the retail level;

•                  the slowdown in the retail distribution segment, which saw its sales decline by Euro 95.9 million; and

•                  a slight contraction in sales (Euro 12.7 million) by the wholesale distribution segment, net of Oakley.

Pro forma (2) net sales decreased by euro 337.4 million, or 6.1%, compared to 2007. A decrease in net sales in the retail distribution segment (down 2.1% on a pro forma basis (2) and at constant exchange rates) and the strengthening of the euro were the main causes of this contraction: their combined effect more than offset the increase in wholesale net sales to third parties (+1.3% at constant exchange rates in 2008).

The consolidation of Oakley, which is a predominantly wholesale business, and the appreciation of the euro, which had a bigger impact on the retail distribution segment, significantly changed the Group’s revenue breakdown. Sales for the retail distribution segment decreased from 65.7% of total sales in 2007 to 59.8% of total sales in 2008; conversely, wholesale sales to third parties rose from 34.3% of total sales in 2007 to 40.2% of total sales in 2008.

Analysis of costs and profitability shows that the cost of sales rose 10.7% to euro 1,744.9 million from euro 1,575.6 million in 2007, mainly due to the growth in sales. As a percentage of sales, cost of sales rose from 31.7% to 33.5%, above all due to the depreciation of the US dollar against the Euro: net sales are primarily in US dollars, while costs are primarily in Euro. Gross profit in 2008 rose 2.0% to euro 3,456.7 million from euro 3,390.4 million in 2007. Despite the increase in gross profit, gross profit decreased as a percentage of sales from 68.3% to 66.5%, due to a proportionately greater increase in the cost of sales.

Total operating expenses increased by 5.9% to euro 2,706.9 million from euro 2,557.1 million in 2007, representing 52.0% of sales in 2008 against 51.5% of sales in 2007.

Sales and advertising expenses, including royalties, also grew, by 4.5%, from euro 2,069.3 million in 2007 to euro 2,161.4 million in 2008, mainly due to a euro 53.9 million increase in sales force compensation. As a percentage of sales, selling and advertising expenses were more or less stable at 41.5% (41.7% in 2007). General and administrative expenses, including amortization of intangible fixed assets, increased by 11.8% in 2008, to euro 545.6 million from euro 487.8 million in 2007, which was mainly due to a non-recurring capital gain of euro 20.0 million (before tax) relating to the disposal of a property in Milan in May 2007, an

(1) Free cash flow and EPS before trademark amortization are not measures in accordance with US GAAP. For additional disclosures regarding non-US GAAP measures and a reconciliation to US GAAP measures, see Annex.

(2) Pro forma data reflects the inclusion of results by Oakley, Inc., a subsidiary that was acquired in November 2007, as if it had been acquired on January 1, 2007.

increase in the general and administrative expenses of the wholesale distribution segment arising from production and distribution by the new Oakley business and euro 26.5 million in amortization of Oakley intangible fixed assets. These increases were partially offset by the completion of amortization of a number of minor trade names (around euro 6.3 million) and cost cutting over the year. As a percentage of sales, general and administrative expenses rose from 9.8% in 2007 to 10.5% in 2008.

For the reasons described above, the Group’s income from operations decreased 10.0% to euro 749.8 million, from euro 833.3 million in 2007. As a percentage of sales, income from operations decreased from 16.8% in 2007 to 14.4% in 2008. Excluding the non-recurring capital gain from the sale of a property in Milan in 2007, income from operations would have decreased by 7.8%. On a pro forma basis (1), the operating margin for 2007 would have been 15.5%.

Net interest expense increased to euro 122.0 million in 2008 from euro 72.4 million in 2007, mainly due to the increased indebtedness arising from the Oakley acquisition.

Net income in 2008 was euro 379.7 million, down from euro 492.2 million in 2007. Net of an extraordinary capital loss of approximately euro 15 million (after taxes) arising from the sale of a note receivable in 2008 acquired as part of our sale of the Things Remembered business and the non-recurring capital gain from the sale of a property in Milan in 2007, net income in 2008 would have been euro 395.0 million compared to euro 479.1 million in 2007. Earnings per share in 2008 was euro 0.83 (at an average euro/dollar exchange rate of 1:1.47). Net of the non-recurring events mentioned above, EPS was euro 0.87, down 17.8% from 2007. On a comparable basis, i.e. considering EPS in US dollars before trademark amortization (2), the decrease would have been 9.2%. The decrease in EPS before trademark amortization was almost entirely due to greater financial charges than in the previous year and to exchange rate fluctuations.

In a difficult year marked by the emergence of a huge financial and economic crisis, Luxottica nonetheless produced solid results, in which the successful integration of Oakley undoubtedly played an important role. In particular, with respect to Oakley’s integration, we completed organizational restructuring in Europe and the emerging markets for the wholesale distribution segment as well as the integration of the American and Australian retail chains, and the Group is starting to see the synergies it expected. Sharing of resources and cost savings in procurement, logistics and IT have also been achieved. On the product and marketing front, there were brand relaunches by REVO, assigned to a team in Foothill Ranch, California and Oliver Peoples, whose primary production is to be located in Agordo. There are also interesting opportunities in the sunglass lens business, stemming mainly from the power and recognition of the Oakley brand, whose as yet unexpressed potential at a global level is considerable.

WHOLESALE

The economic slowdown in the second half of 2008 impacted significantly the wholesale business, mainly because of a drastic reduction by customers of stock levels in warehouses leading to a decline in orders in the last quarter.

Despite this, net sales to third parties in the manufacturing and wholesale distribution segment increased by euro 388.8 million (22.8%) to euro 2,092.5 million in 2008 from euro 1,703.7 million in 2007. Contributing to this net increase was euro 467.4 million from the inclusion of additional net sales generated by Oakley in 2008 and increased sales of house brands. These increases were partially offset by the decrease in net sales of license brands and by unfavorable currency fluctuations, due mainly to the US dollar’s weakness against the euro, which adversely affected net sales to third parties by euro 66.0 million. Pro forma (1) net

(1) Pro forma data reflects the inclusion of results by Oakley, Inc., a subsidiary that was acquired in November 2007, as if it had been acquired on January 1, 2007.

(2) Free cash flow and EPS before trademark amortization are not measures in accordance with US GAAP. For additional disclosures regarding non-US GAAP measures and a reconciliation to US GAAP measures, see Annex.

sales to third parties in 2008 would have been down by 1.8% from 2007 due again to the strengthening of the euro. At constant exchange rates, the decrease would have been euro 65.9 million (1.3%).

Geographically speaking, net sales to third parties in Europe in 2008 were euro 1,077.2 million (up 5.5%, from 2007). Despite the increase in net sales to third parties in Europe, such sales decreased to 51.5% of the segment’s total net sales in 2008 from 59.9% in 2007, due primarily to the inclusion of the Oakley business, which caused a proportionately greater increase in net sales to third parties in North America. In the United States and Canada, net sales to third parties was US$ 716.9 million, representing 23.3% of the segment’s total net sales in 2008 as compared to 18.1% in 2007. The 67.8% increase was driven by the inclusion of Oakley’s results and a good performance by house brands (especially Ray-Ban and Vogue). In euro terms, net sales in North America rose by a more modest 57.7% because the increase due to the inclusion of the dollar-denominated Oakley business was diminished by the strong euro.

In the rest of the world, net sales to third parties were up 41.3% to euro 527.8 million in 2008, representing 25.2% of the segment’s total net sales in 2008 compared to 21.9% in 2007.

The segment’s operating income in 2008 was euro 545.6 million, up 3.3% from euro 528 million in 2007 thanks to the Oakley business. Pro forma (2) operating margin declined to 22.1% from 23% in 2007.

It should be noted that Ray-Ban continued to drive the segment with double-digit growth in both sun and optical products, confirming itself the global leader in terms of market share and brand equity. Authenticity, iconoclastic cool, quality and function are the brand values that have written the brand’s history of success and continued to inspire its strategies and product launches in 2008, ever in line with the “Forever Ray-Ban” brand mission: continuous brand re-invention around a constant set of core values. The key event in 2008 was the Wayfarer launch. Luxottica gave the market a genuine reproduction of the original 1952 model, recreated down to the smallest details with the latest manufacturing technology and with an explosion of fashion colors in both frames and lenses. A full product offering, a dedicated advertising and PR plan and visibility in all points of sale confirmed Wayfarer as today’s edgiest icon in eyewear.

Ray-Ban has always stood for quality and function, yet 2008 marked a highly important new stage in its growth. In the sun business, polarized lens sales saw global growth thanks to an expansion of the crystal range, offering improved clarity and protection. In the optical business, the launch of the Titanium and Memorize styles scored worldwide success with their appeal to consumers looking for comfort, lightness and design.

In November 2008, as part of the same high-value strategy, Ray-Ban made its second limited edition launch: the “Caravan Ultra Limited Edition”. After the success of Aviator in 2007, another key icon. Caravan, was released in precious materials like gold and titanium, with ultra high quality polarized lenses and special color enhancement. Caravan Ultra was distributed to strictly selected retailers and sold excellently worldwide.

High satisfaction was also delivered by the Oakley brand. Despite organizational discontinuities, Luxottica managed to considerably develop the brand’s sales and visibility in European and emerging markets, thus demonstrating the enormous value, current and future, of the 2007 acquisition created by the complementary strengths of the merged businesses.

Sales of Oakley brand sunglasses were up from 2007 across all categories (sport/active, lifestyle, men’s and women’s), partly due to massive presence at the 2008 Beijing Games, which boosted brand awareness and sales.

Oakley’s lifestyle collection continued to garner worldwide attention thanks to styles such as Hijinx and the newly released Antix. Oakley’s sport line showed strong growth with the introduction of Enduring, Oakley’s first women’s sport-specific piece, and with continuing success by Flak Jacket and Radar.

(1) Pro forma data reflects the inclusion of results by Oakley, Inc., a subsidiary that was acquired in November 2007, as if it had been acquired on January 1, 2007.

Oakley stepped up its commitment to the women’s eyewear business by doubling the number of styles released in 2008.

Awareness of Oakley’s superior lens technologies has also helped increase sales of Oakley’s polarized eyewear. Oakley enthusiasts continue to flock to the premium priced Exclusive Eyewear collection, which includes signature models such as LiveStrong and Ducati and the highly successful Major League Baseball (MLB).

Oakley goggle sales were up from 2007. The Shaun White and Gretchen Bleiler models in the snow line and the James Stewart MX line were the key contributors in 2008, along with strong sales in military goggles. Exposure in the 2008 X-Games created increased awareness that helped to drive sales. ESS brand military goggles were similarly successful.

Oakley’s Custom Eyewear Program grew in 2008 driven by an expanded style and color offering, channel presence in Oakley retail doors and a re-designed Oakley.com website. In 2008, Oakley goggles were also added to the Oakley Custom Program, which allows consumers to choose frame, lens and customizable strap combinations to fit their personal preferences.

Lastly, the license brand portfolio was enriched by the emerging Stella McCartney brand, whose sun collections will start being distributed in summer 2009, and by the renewal of the Chanel license, one of the world’s most prestigious luxury brands whose collaboration with Luxottica has been an asset to the Group for years.

RETAIL

For fiscal year 2008, net sales by the retail distribution segment were euro 3,109.1 million compared to euro 3,262.3 million in 2007. The 4.7% decrease was largely due to the strengthening of the euro against the US dollar (reducing net sales by euro 228.3 million) and to a 6.8% decrease in comparable store sales (1) in North America. The negative effect of exchange rates was partially offset by the inclusion of Oakley’s retail results (euro 170.9 million).

Pro forma (2) retail net sales in 2008 was down by 8.8% from 2007 due to both the strengthening of the euro, with a negative impact of euro 228.3 million, and to poor performance overall in the retail distribution segment, which lost euro 70.5 million (2.1%) as demand contracted.

Geographically, the contraction in sales in North America, where traffic through stores had begun to slacken at the beginning of the year, was offset by a substantially positive performance by the segment in all other regions.

Net sales by the North American retail division accounted for 83.6% of total retail net sales worldwide against 84.1% in 2007. In US dollars, net sales in North America rose 1.6% from US$ 3,763.7 million in 2007 to US$ 3,822.3 million in 2008 thanks primarily to the inclusion of the Oakley business. In euros, on the other hand, performance was negative, with net sales falling 5.3% due to the strengthening of the euro against the dollar.

In the optical business, comparable store sales (1) by LensCrafters and Pearle Vision were down 6.5%, while sales by licensed brand chains fell 9.1% in 2008.

The sun business, on the other hand, proved less cyclical. Comparable store sales by Sunglass Hut across the globe were down 4.9% year over year in 2008, with a marked difference between results in North America and other regions, such as Australia and New Zealand (which grew by around 4.5%).

(1) Comparable store sales reflects the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period, and applies to both periods the average exchange rate for the prior period and the same geographic area

(2) Pro forma data reflects the inclusion of results by Oakley, Inc., a subsidiary that was acquired in November 2007, as if it had been acquired on January 1, 2007.

The operating income for the retail distribution segment in 2008 was euro 291.5 million, down 19.4% from euro 361.8 million in 2007. The pro forma (1) operating margin dropped to 9.4% in 2008 from 11.1% in 2007.

The expansion of the retail distribution segment proceeded without interruption, especially in terms of opportunities in emerging markets. The Sunglass Hut brand began operations in 2008 in Thailand and India under two franchising agreements with high profile local partners. In Thailand, the Group plans to launch its initial operations in this important tourist destination by opening 15 new retail locations with Diethelm Keller Limited. In India, it is planning to have 100 retail locations, at full capacity to be operated under franchise by DLF, and these, like the new Sunglass Huts in Thailand, will be added to the 216 retail locations already operating in the Asia-Pacific region (which includes Australia, New Zealand, Hong Kong and Singapore).

In the meantime, retail presence in Europe was given new impetus by the full consolidation of David Clulow, the highly successful UK chain operating in both the sun and optical businesses. In North America, where the BJ’s Optical store contract expired in March 2008 and was not renewed, the retail division initiated rationalization and refocusing programs.

(1) Pro forma data reflects the inclusion of results by Oakley, Inc., a subsidiary that was acquired in November 2007, as if it had been acquired on January 1, 2007.

OUTLOOK

EVENTS IN 2009

In January 2009, Luxottica Group entered into two agreements that further strengthen its licensed brand portfolio.

On January 28, 2009, the Company entered into a new licensing agreement to design, manufacture and globally distribute sun and prescription eyewear collections by Tory Burch and TT, two emerging American fashion and lifestyle brands. The agreement with Tory Burch LLC will run for six years - renewable for a further four - and envisages the launch of the first collection in 2009.

The new collections will be distributed not only by Tory Burch boutiques and premium American department stores but also in select independent optical stores and in Luxottica’s retail chains. After North America, distribution will be extended to Europe and the rest of the world. Tory Burch, a highly appreciated brand in the affordable luxury category, completes Luxottica’s brand portfolio by further strengthening its positioning in the key North American market and in the continually expanding department store channel.

On January 30, 2009, Luxottica Group and Salvatore Ferragamo Italia S.p.A., which controls Gruppo Ferragamo, agreed to a three-year extension of their licensing agreement covering design, manufacturing and global distribution of prescription and sun eyewear under the Salvatore Ferragamo label. This renewal of an agreement originally signed in 1998 is an ultimate endorsement of a propitious collaboration with a major player in the global luxury category, thanks to which Luxottica will continue to develop prestigious collections that leverage the universally recognized quality of “Made in Italy.”

The new agreement runs until December 2011, with an option on a two-year renewal under the same terms.

In April, the strategy of lengthening the average duration of licenses and consolidating relationships with licensors led to the renewal of the licensing agreement with Donna Karan International Inc., which has been part of the LVMH Group, the world’s leader in luxury goods, since 2001. The term of the new contract, which covers prescription and sun collections under the Donna Karan and DKNY brands, is December 2014, with an option on renewal for a further five years.

OUTLOOK FOR 2009

2009 promises to be a difficult year, especially the first two quarters, and comparison with 2008 will be difficult because of the structural adjustments the market is undergoing. In these two quarters the Group will complete most of the measures that will enable it to optimally manage change in the market and be stronger and better positioned for the future.

BOOSTING SALES

Having closed the sixth consecutive year of double-digit growth, Ray-Ban is fully expected to continue as the world’s top eyewear brand in 2009 thanks to the success of its icon models, an improved product mix, an acceleration in the optical business and the launch of collections that are particularly innovative in terms of both design and materials, such as Ray-Ban Tech.

In 2009, Luxottica is expected to draw further benefit from the second year of integration with Oakley, from further synergies between the two structures and from Oakley’s as yet unexpressed potential in Europe and emerging markets. The brand has significant growth prospects for 2009, including the launch of new models in the sport and performance categories, ongoing development of its optical and women’s collections and its exclusive sun lens technology, which is one of the best on the market and may yield powerful synergies across the Group. The innovative Jawbone model is expected to further the success of the brand.

2009 will be an important year for REVO, whose production and distribution through the sports channel has been assigned to Oakley.

On the premium and luxury front, numerous projects, collections and special editions are being developed to attract customers in this category.

In the prescription eyewear business, which is less cyclical, Luxottica will carry forward the drive to improve market penetration, customer service and breadth of offering. Of key importance here will be the launching of the Prada Linea Rossa, Arnette and Ralph optical collections.

High level priority will be given to differentiation of the offering by geographical region and type of customer, so that sales strategies can be tailored to local demand.

In this context, a more incisive approach to the main customers will be developed in order to leverage the entire brand portfolio to maximum effect by longer term planning and investment in the potential of single customers.

After three years of success, the STARS program will be extended, with the aim of topping 1,000 customers and establishing even more solid relationships with this important segment of customers.

Following expansion in Thailand and India, the retail distribution segment will be assessing new opportunities in emerging countries and also any premium locations that may become available, even in more mature markets.

In North America, the strategy of segmentation and differentiation of customers across the Group’s various chains will be continued, the aim being to optimize the potential of each brand to attract new customers. In this context, LensCrafters’ drive to reinforce its position by leveraging its values of service excellence and breadth of offering will be particularly important.

BALANCE SHEET OPTIMIZATION AND EFFICIENCY DRIVE

In 2009, the process of optimizing net working capital and the balance sheet will continue. There will be a planned reduction in inventory levels of approximately 10-15% and a significant efficiency improvement throughout the entire supply chain, as well as a review of commercial conditions for around 80% of suppliers.

New investments, which will be just under euro 200 million in 2009, will be carefully focused on high valued added projects in the field of information technology and the supply chain.

Containment of all expenses, whether industrial or commercial, will continue to be a high priority. The brand portfolio and international commercial structure will be further optimized. Advertising spending will be cut by 10% in both segments, while product promotion at points of sale will be stepped up.

The retail distribution segment’s presence will also be optimized in North America by the planned sale of 56 Pearle Vision corporate stores to potential franchisees, closing of 117 stores and placing of another 110 under review.

RISK MANAGEMENT

The purpose of the Financial Risk Management Policy is to define consistent principles for risk management for all companies belonging to Luxottica Group. The Board of Directors of Luxottica Group is responsible to approve this Policy and defines the:

•	Delegation of responsibility and authority;
•	Risk management activities and organization;
•	Principles for managing the risk management activities and financial risks and
•	Principles of risk management reporting and control.

The principles and rules set out by this Policy shall be followed throughout the Group. This Policy supports the objective of effective and uniform risk management in the interest of the entire company belonging to Luxottica Group.

Luxottica Group’s financial risks are related either to financial assets and liabilities denominated in local and foreign currencies (Interest Rate Risk) or to incomes and expenses denominated in currencies other than the functional currency (Foreign Currency Risk).

Interest rate risk is defined as follow:

1.	the uncertainty of cash flows related to the Group’s assets and liabilities structure caused by changes in interest rates;

2.	the variability of market value of the Group’s assets and liabilities caused by changes in market interest rates.

Floating rate assets or liabilities are related to the first definition above, while fixed rate assets or liabilities are under the second one.

The value of assets and liabilities are directly dependent on the prevailing interest rate level. The interest rate risk of assets and liabilities can be categorised into flow risk and price risk defined as follows:

flow risk refers to the sensitivity of the interest amounts to changes in interest rates. The flow risk is covered by Cash Flow hedge instruments, as defined below.

price risk refers to the sensitivity of the market value of assets and liabilities to changes in the level of market interest rates. The price risk is covered by Fair Value hedge instruments, as defined below.

As a consequence the objective of interest rate risk management is to reduce the uncertainty of the Group’s net interest result.

This is achieved reducing the volatility of the interest impact in the Group’s income statement and controlling the fluctuation of the net debt market value.

In order to pursue the above risk management objective, the whole Group’s interest rate risk exposure, in term of notional amount, has to be composed as a mix of fixed interest rate and floating interest rate where neither of the two components will be lower than 25% or higher than 75%.

Foreign currency risk is defined as follow:

1.	the uncertainty of the value of net income, cash flows related to the Group’s firm commitment, forecasted transactions created by changes in currency rate;

2.	the variability of market value of foreign-currency-denominated assets and liabilities due to changes in currency rates.

The objective of foreign currency risk management is to support the Group in minimising the uncertainty and reaching its business objectives set by Group Planning by limiting this uncertainty, e. g. through minimizing the impact on income statement of a random effects of currency rate changes.

Group’s foreign currency position is divided into transaction, translation and competitive position. Positions are managed separately because of their different natures and effects on the Group’s income statement and balance sheet. The total position at Group level consists of all recognised currency dependent items.

Transaction risk is defined as the effect coming from difference in foreign currency rates at the time of pricing or contracting and of realization of a transaction. Transaction risk is defined in relation to the base currency of a company.

Translation risk is defined as the effects of changes in foreign currency rates on the consolidated income statement and balance sheet of the Group. As the foreign Group Companies’ income statement and balance sheets are translated into the Group functional currency using market foreign currency rates, the values of the Group’s consolidated net income, assets, debt and equity change. In addition to the absolute amounts, also the balance sheet ratios like gearing and equity ratio may change, if the proportion of net income, assets, equity, debt and equity in the various currencies differ.

Competitive risk refers to the Group’s foreign currency rate sensitivity in comparison to its competitors, i.e. to the long term effects of currency rate changes to the economic position of the Group in any affected market.

HUMAN RESOURCES

GROUP WORKFORCE

Luxottica Group employees as of December 31, 2008 totaled 60,975, of whom 69% were engaged in the retail distribution segment, 22.5% in the wholesale distribution segment and 8.2% at Oakley. Corporate central services employs 0.3% of the Group’s total workforce.

On a regional basis, 64% of employees are in North America, 15.5% in Europe, 18.8% in the Asia-Pacific region and 1.5% in other geographical regions.

Business area	Headcounts
Retail	42,043
Wholesale	13,766
Oakley	4,982
Milan headquarters	184
Total	60,975

Geographical region	Headcounts
Europe	9,423
North America	39,003
Asia Pacific	11,454
ROW	911
Milan headquarters	184
Total	60,975

ROW includes Russia, Middle East, South Africa, Latin America

ORGANIZATIONAL DEVELOPMENT

Of the organizational development initiatives completed in 2008, special mention must be made of the successful integration of the wholesale commercial organizations of Luxottica and Oakley and the set up of a pan-European organization based in Zurich to manage Oakley’s diversified businesses.

The wholesale distribution segment completed a number of initiatives aimed at penetrating new, high-growth markets. In China, India and the Middle East, the marketing and sales organization was upgraded; in South Africa, the wholesale team is now ready to take up new business opportunities arising from the 2010 World Cup (football); and in Europe, Luxottica UK successfully completed its integration of the sales organizations of Sunglass Hut and David Clulow and the creation of shared service structures for the wholesale and retail businesses.

One of the most significant projects aiming to recover organizational competitiveness was the radical review of central service structures in North America and the creation of marketing and sales structures serving the main retail chains (LensCrafters, Pearle Vision, Sunglass Hut and the licensed brands). No less significant were the measures taken in production facilities to introduce management systems designed to achieve greater organizational flexibility and continual improvement of product quality.

HUMAN RESOURCES DEVELOPMENT

2008 was another year in which Luxottica was one of the organizations most highly rated in terms of human resources management and development. In addition to the more traditional initiatives, the Company made considerable efforts to strengthen employees’ sense of identity and belonging, without which it is impossible to develop motivated, high-performing resources at all levels of the organization.

On the operations front, Luxottica’s values of imagination, passion, entrepreneurialism, speed and simplicity were translated into 12 specific management “commitments” under which the organization reshaped its main human resources development systems in 2008. The commitments were:

1.     To enrich the content of organizational positions, starting at the basic operating level, and reduce the number of managerial positions to those offering a clear contribution to the co-ordination and integration of the organization.

2.     To prioritize development of resources already in the organization and only bring in people from outside in cases of real necessity or opportunity.

3.     To select candidates whose profiles not only satisfy the required technical skills but also closely reflect the Company’s values and the style of professional conduct the organization expects.

4.     To favor positive and effective induction of new entries by creating the conditions for long-term, mutually satisfying relationships right from the start.

5.     To ensure systematic assessment of training requirements and design increasingly personalized learning and professional development programs.

6.     To privilege learning through action and the assignment of challenging tasks in order to continually improve people’s capacities.

7.     To measure performance mainly in terms of a person’s combined capacity to pursue objectives (the what) by adopting the right organizational approaches (the how); such performance assessment to be based on analysis of data and fact, thus achieving maximum clarity and objectivity of judgment.

8.     To use results obtained and speed of learning as the basis for assessing the capacity to accept increasing levels of responsibility in the organization.

9.     To render assessment of people’s performance and potential as democratic a process as possible, especially for the positions of higher responsibility within the organization.

10.   To ensure that meritorious resources can also develop outside their areas of entry and reward managers who foster the development of their resources by giving them opportunities to move outside the organizational units they manage.

11.   To develop channels for clear and effective communication of organizational development policies, strategies and plans and train managers to communicate effectively and always be ready to listen to their collaborators; and

12.   To develop a “value proposition” that effectively satisfies the various expectations and aspiration of individuals, thus making Luxottica a really ideal to place in which to work and improve.

Lastly, initiatives in 2008 to boost and optimize return on professional capital included:

•    Relations with universities: collaboration agreements were officially entered into with ISB, Hyderabad and CEIPS, Shanghai, thus enriching the portfolio of partnerships already in operation for years with other prestigious universities and business schools in various countries.

•    Succession plans: the corporate process of talent identification and definition of management succession plans for the key positions in the Group was extended across the entire organization.

•    Annual Incentive System: the short-term incentive system (MBO) was extended to all management and professional positions by introducing a single corporate process for defining objectives and assessing results.

•    Long-term Incentive System: a 3-year senior management incentive system tied to generating value for shareholders (EPS) was introduced.

•    Work safety: prevention and protection measures were adopted to achieve “zero risk” and promote continual improvement and safety culture at all levels of the organization rather than merely maintaining legal conformity.

LUXOTTICA’S PEOPLE CHARACTERISTICS

IMAGINATIVE

Our ability to look at things in new ways has been the foundation of our success. We are and have always been creative, inspired and resourceful in the way we work and in the way we interact with our customers.

PASSIONATE

We love what we do. Our passion for our business is rooted in our history. We are proud of our achievements and have a genuine belief that what we do makes a difference to people’s lives.

ENTREPRENEURIAL

We see the opportunities that others don’t and understand the value of taking risks. We trust our instincts and listen to our intuition so that in the future as in the past we continue to be the innovators in our industry.

SIMPLE AND FAST

We believe in simplicity and understand the value of being straightforward, uncomplicated, and accessible. We get things done more quickly by working in an open and informal way and by cutting through to the essentials. We have a clear focus on being fast both in terms of delivering results and responding to change.

CONSOLIDATED FINANCIAL STATEMENTS UNDER US GAAP

CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006 (*)

	2008	2008	2007	2006
	(US$ 000)(1)		(Euro 000)

NET SALES	$7,240,123	€5,201,611	€4,966,054	€4,676,156
COST OF SALES	(2,428,735)	(1,744,907)	(1,575,618)	(1,487,700)
GROSS PROFIT	4,811,387	3,456,705	3,390,436	3,188,456
OPERATING EXPENSES:
Selling and advertising	(3,008,412)	(2,161,371)	(2,069,280)	(1,948,466)
General and administrative	(759,380)	(545,571)	(487,843)	(484,002)
Total	(3,767,793)	(2,706,942)	(2,557,123)	(2,432,468)

INCOME FROM OPERATIONS	1,043,595	749,763	833,313	755,987

OTHER INCOME (EXPENSE):
Interest income	18,464	13,265	17,087	9,804
Interest expense	(188,278)	(135,267)	(89,498)	(70,622)
Other - net	(52,739)	(37,890)	19,780	(16,992)
Other expense - net	(222,554)	(159,892)	(52,631)	(77,810)

INCOME BEFORE PROVISION FOR INCOME TAXES	821,041	589,870	780,681	678,177

PROVISION FOR INCOME TAXES	(270,943)	(194,657)	(273,501)	(238,757)

INCOME BEFORE MINORITY INTERESTS
IN CONSOLIDATED SUBSIDIARIES	550,097	395,213	507,180	439,420

MINORITY INTERESTS IN INCOME
OF CONSOLIDATED SUBSIDIARIES	(21,563)	(15,492)	(14,976)	(8,715)

NET INCOME FROM CONTINUING OPERATIONS	528,535	379,722	492,204	430,705

DISCONTINUED OPERATIONS, NET OF TAXES				(6,419)

NET INCOME	$528,535	€379,722	€492,204	€424,286

EARNINGS PER SHARE: BASIC
Continuing operations	1.16	0.83	1.08	0.95
Discontinued operations				(0.01)
Net income	1.16	0.83	1.08	0.94

EARNINGS PER SHARE: DILUTED
Continuing operations	1.15	0.83	1.07	0.94
Discontinued operations				(0.01)
Net income	1.15	0.83	1.07	0.93

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING
Basic	456,563,502	456,563,502	455,184,797	452,897,854
Diluted	457,717,044	457,717,044	458,530,609	456,185,650

(1) Translated for convenience at the New York City Noon Buying Rate as determined in Note 1

(*) In accordance with US GAAP

See notes to the consolidated financial statements

CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2008 AND 2007 (*)

	2008	2008	2007
	(US$ 000)(1)	(Euro 000)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$401,494	€288,450	€302,894
Marketable securities	32,779	23,550	21,345
Accounts receivable - net (Less allowance for doubtful accounts, Euro 29.1 million in 2008 (US$40.5 million) and Euro 25.5 million in 2007	876,922	630,018	665,184
Sales and income taxes receivable	211,024	151,609	89,000
Inventories - net	794,757	570,987	575,016
Prepaid expenses and other	200,509	144,054	139,305
Deferred tax assets - net	183,601	131,907	117,853
Total current assets	2,701,086	1,940,575	1,910,597

PROPERTY, PLANT AND EQUIPMENT - net	1,629,494	1,170,698	1,057,782

OTHER ASSETS
Goodwill	3,750,855	2,694,774	2,601,840
Intangible assets - net	1,717,647	1,234,030	1,306,117
Investments	7,659	5,503	17,668
Other assets	245,252	176,199	195,370
Deferred tax assets - net	116,150	83,447	67,891
Total other assets	5,837,562	4,193,952	4,188,887

TOTAL ASSETS	$10,168,142	€7,305,225	€7,157,266

(Continued)

	2008	2008	2007
	(US$ 000)(1)	(Euro 000)
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Bank overdrafts	$601,948	€432,465	€455,588
Current portion of long-term debt	398,379	286,213	792,617
Accounts payable	554,088	398,080	423,432
Payroll and related	183,215	131,630	132,983
Customers’ right of return	43,654	31,363	26,557
Other	360,715	259,153	308,738
Income taxes payable	25,545	18,353	19,314
Total current liabilities	2,167,544	1,557,255	2,159,229

LONG-TERM DEBT	3,506,599	2,519,289	1,926,523

LIABILITY FOR TERMINATION INDEMNITIES	77,281	55,522	56,911

DEFERRED TAX LIABILITIES - NET	325,079	233,551	248,377

OTHER LONG-TERM LIABILITIES	536,838	385,687	229,972

MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES	65,876	47,328	41,097

SHAREHOLDERS’ EQUITY
Capital stock par value Euro 0.06 - 463,368,233 and 462,623,620 ordinary shares authorized and issued at December 31, 2008 and 2007, respectively; 456,933,447 and 456,188,834 shares outstanding at December 31, 2008 and 2007, respectively	38,698	27,802	27,757
Additional paid-in capital	419,699	301,529	277,947
Retained earnings	3,883,253	2,789,894	2,636,868
Accumulated other comprehensive loss, net of tax	(755,308)	(542,646)	(377,428)
Total	3,586,342	2,576,580	2,565,145
Less treasury shares at cost; 6,434,786 and 6,434,786 shares at December 31, 2008 and 2007, respectively	97,415	69,987	69,987
Total shareholders’ equity	3,488,927	2,506,593	2,495,158

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$10,168,142	€7,305,225	€7,157,266

(1) Translated for convenience at the New York City Noon Buying Rate as determined in Note 1

(*) In accordance with US GAAP

See notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008 (*)

	Common Stock		Additional Paid-in	Retained	Unearned stock-based	Other comprehensive income (loss)	Accumulated other comprehensive income (loss)	Treasury shares amount,	Total shareholders’
	Shares	Amount	capital	earnings	compensation	net of tax	net of tax	at cost	equity

BALANCES AT JANUARY 1, 2006	457,975,723	27,479	150,179	2,050,883	(48,567)		(155,954)	(69,987)	1,954,033

Exercise of stock options	2,240,525	134	24,308						24,443
Translation adjustment						(126,853)	(126,853)		(126,853)
Effect of adoption of SFAS 123 R			(48,567)		48,567
Realized stock based compensation			47,969						47,969
Minimum pension, liability, net of taxes of Euro 0.4 million						(624)	(624)		(624)
Effect of adoption SFAS 158, net of taxes of Euro 5.5 million						(8,409)	(8,409)		(8,409)
Unrealized gain on available-for-sale securities, net of taxes of Euro 0.5 million						1,244	1,244		1,244
Diluted gain on business combinations, SAB 5-H gain			21,847						21,847
Excess tax benefit on stock options			7,279						7,279
Change in fair value of derivative instruments, net of taxes of Euro 1.8 million						2,003	2,003		2,003
Dividends declared (Euro 0.29 per share)				(131,369)					(131,369)
Income from continuing operations				430,705		430,705			430,705
(Loss) on discontinued operations				(6,419)		(6,419)			(6,419)
Comprehensive income						291,647

BALANCES, DECEMBER 31, 2006	460,216,248	27,613	203,016	2,343,800			(288,593)	(69,987)	2,215,849

Exercise of stock options	2,407,372	144	26,498						26,642
Translation adjustment						(90,881)	(90,881)		(90,881)
Effect of adoption of FIN 48				(8,060)					(8,060)
Realized stock based compensation			42,121						42,121
Minimum pension, liability, net of taxes of Euro 3.9 million						9,688	9,688		9,688
Unrealized gain on available-for-sale securities, net of taxes of Euro 0.9 million						(1,579)	(1,579)		(1,579)
Excess tax benefit on stock options			6,313						6,313
Change in fair value of derivative instruments, net of taxes of Euro 4.6 million						(6,062)	(6,062)		(6,062)
Dividends declared (Euro 0.42 per share)				(191,077)					(191,077)
Net income				492,204		492,204			492,204
Comprehensive income						403,369

BALANCES, DECEMBER 31, 2007	462,623,620	27,757	277,947	2,636,868			(377,428)	(69,987)	2,495,158

	Common Stock		Additional paid-in	Retained	Unearned stock-based	Other comprehensive income (loss)	Accumulated other comprehensive income (loss)	Treasury shares amount	Total shareholder’s
	Shares	Amount	capital	earnings	compensation	net of tax	net of tax	at cost	equity

BALANCES, DECEMBER 31, 2007	462,623,620	27,757	277,947	2,636,868			(377,428)	(69,987)	2,495,158

Exercise of stock options	744,613	45	7,081						7,126
Translation adjustment						(73,682)	(73,682)		(73,682)
Realized stock based compensation			10,424						10,424
Adjustment to pension liability, net of taxes of Euro 29.2 million						(50,658)	(50,658)		(50,658)
Adoption of SFAS No. 158 measurement date provisions, net of taxes of Euro 1.9 million				(3,079)					(3,079)
Unrealized gain on available-for-sale securities, net of taxes of Euro 0.2 million						409	409		409
Excess tax benefit on stock options			631						631
Change in fair value of derivative instruments, net of taxes of Euro 20.7 million						(41,287)	(41,287)		(41,287)
Diluted gain on business combinations			5,446						5,446
Dividends declared (Euro 0.49 per share)				(223,617)					(223,617)
Net income				379,722					379,722
Comprehensive income						(165,218)
BALANCES, DECEMBER 31, 2008	463,368,233	27,802	301,529	2,789,894			(542,646)	(69,987)	2,506,593

Comprehensive income (1) (US$ 000)						(229,967)

BALANCES, DECEMBER 31, 2008 (1)	463,368,233	38,698	419,699	3,883,253			(755,308)	(97,415)	3,488,927
(US$ 000) (1)

(1) Translated for convenience at the New York City Noon Buying Rate as determined in Note 1

(*) In accordance with US GAAP

See notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006 (*)

	2008	2008	2007	2006
	(US$ 000)(1)		(Euro 000)

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$528,535	€379,722	€492,204	€430,705

Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest in income of consolidated subsidiaries	21,563	15,492	14,976	8,715
Stock-based compensation	14,509	10,424	42,121	47,969
Excess tax benefits from stock-based compensation	(878)	(631)	(6,313)	(7,279)
Depreciation and amortization	368,767	264,938	232,813	220,797
Benefit for deferred income taxes	6,762	4,858	(45,037)	(72,509)
Net loss (Gain) on disposals of fixed assets and other	2,851	2,048	(19,337)	4,930
Loss on sale of promissory note	32,298	23,204
Termination indemnities matured during the year - net	(2,049)	(1,472)	(3,595)	4,369

Changes in operating assets and liabilities, net of acquisition of businesses:
Accounts receivable	38,799	27,875	(55,707)	(83,107)
Prepaid expenses and other	(36,391)	(26,145)	(220,727)	8,568
Inventories	1,904	1,368	(41,916)	(27,658)
Accounts payable	(26,993)	(19,393)	32,989	71,723
Accrued expenses and other	(153,646)	(110,386)	(9,433)	(25,243)
Accrual for customers’ right of return	5,692	4,090	9,855	11,121
Income taxes payable	4,041	2,903	(92,142)	5,875

Total adjustments	277,228	199,173	(161,453)	168,271

Cash provided by operating activities	805,763	578,895	330,751	598,976

CASH FLOWS FROM INVESTING ACTIVITIES:
Property, plant and equipment:
Additions	(433,632)	(311,540)	(322,770)	(267,882)
Disposals			29,700	21,563
Increase in investments				(5,872)
Purchases of businesses net of cash acquired	(18,496)	(13,288)	(1,491,086)	(134,114)
Proceeds from sale of Promissory note and other	9,576	6,880		128,007
Additions of intangible assets	(6,452)	(4,636)	(3,883)	(1,140)

Cash used in investing activities of continuing operations	(449,004)	(322,584)	(1,788,039)	(259,439)

(1) Translated for convenience at the New York City Noon Buying Rate as determined in Note 1

(*) In accordance with US GAAP

See notes to the consolidated financial statements

	2008	2008	2007	2006
	(US$ 000)(1)		(Euro 000)

CASH FLOWS FROM FINANCING ACTIVITIES:
Long-term debt:
Proceeds	1,385,927	995,709	2,145,428	84,100
Repayments	(1,399,490)	(1,005,453)	(675,834)	(233,378)
Repayment of acquired lines of credit			(166,577)
(Decrease) increase in overdraft balances	(42,551)	(30,570)	282,280	(101,008)
Exercise of stock options	9,919	7,126	26,642	24,443
Excess tax benefit from stock-based compensation	878	631	6,313	7,279
Dividends	(311,253)	(223,617)	(191,077)	(131,369)

Cash used in financing activities of continuing operations	(356,569)	(256,174)	1,427,174	(349,933)

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	190	137	(30,114)	(10,395)

CASH AND EQUIVALENTS, BEGINNING OF YEAR	421,599	302,894	339,122	367,461

Effect of exchange rate changes on cash and cash equivalents	(20,296)	(14,582)	(6,114)	(17,944)

CASH AND EQUIVALENTS, END OF YEAR	401,493	288,450	302,894	339,122

Cash provided by (used in) operating activities of discontinued operations				(5,688)
Cash provided by (used in) investing activities of discontinued operations				(9,186)
Cash provided by (used in) financing activities of discontinued operations				16,209

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS OF DISCONTINUED OPERATIONS				1,334

CASH RECLASSIFIED AS ASSETS OF DISCONTINUED OPERATION AT BEGINNING OF YEAR				4,795

EFFECT OF TRANSLATION ADJUSTMENTS ON CASH AND CASH EQUIVALENTS OF DISCONTINUED OPERATIONS				(557)

CASH RETAINED BY DISCONTINUED OPERATIONS UPON SALE				(5,572)

CASH INCLUDED IN ASSETS OF DISCONTINUED OPERATION AT END OF PERIOD

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:
Cash paid during the year for interest	168,672	121,181	73,202	67,496
Cash paid during the year for income taxes	370,390	266,104	454,062	242,628
Property and equipment purchases in accounts payable	16,307	11,716	26,820	14,822
Acquisition of businesses:
Fair value of assets acquired	12,956	9,308	545,129	10,863

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization. Luxottica Group S.p.A. and its subsidiaries (collectively “Luxottica Group” or the “Company”) operate in two industry segments: (1) manufacturing and wholesale distribution and (2) retail distribution.

Through its manufacturing and wholesale distribution operations, Luxottica Group is engaged in the design, manufacturing, wholesale distribution and marketing of house brand and designer lines of mid to premium-priced prescription frames and sunglasses, and, with the acquisition of Oakley Inc. (“Oakley”) in November 2007, the Company, through various Oakley subsidiaries, is a designer, manufacturer, and worldwide distributor of performance optics products.

Through its retail operations, as of December 31, 2008, the Company owned and operated 5,696 retail locations worldwide (5,885 locations at December 31, 2007) and franchised an additional 559 locations (522 locations at December 31, 2007) principally through LensCrafters, Inc., Sunglass Hut International Inc., OPSM Group Limited, Cole National Corporation (“Cole”) and Oakley. The retail division of Oakley (“O” retail) consists of owned retail locations operating under various names including “O” stores which sell apparel and other Oakley branded merchandise in addition to performance sunglasses.

Luxottica Group’s net sales consist of direct sales of finished products manufactured under its own brand names or licensed brands to opticians and other independent retailers through its wholesale distribution channels and direct sales to consumers through its retail segment.

Demand for the Company’s products, particularly the higher-end designer lines, is largely dependent on the discretionary spending power of the consumers in the markets in which the Company operates.

The North America retail division’s fiscal year is a 52- or 53-week period ending on the Saturday nearest December 31. The accompanying consolidated financial statements include the operations of the North America retail division for the 53-week period ended January 3, 2009 and for the 52-week periods ended December 29, 2007 and December 30, 2006.

Principles of consolidation and basis of presentation. The consolidated financial statements of Luxottica Group include the financial statements of the parent company and all wholly or majority-owned subsidiaries. The principles of the Financial Accounting Standards Board (“FASB”) Interpretation (“FIN”) No. 46 (revised December 2003), Consolidation of Variable Interest Entities and Accounting Research Bulletin (“ARB”) No. 51, Consolidated Financial Statements are considered when determining whether an entity is subject to consolidation. During 2007 a subsidiary of the Company located in the United States acquired an additional 26 percent interest in an affiliated manufacturing and wholesale distributor, located and publicly traded in India, in which it previously held an approximate 44 percent interest. Until the time that the Company became the majority shareholder, this investment was accounted for under the equity method. During 2008, the Company acquired through one of its subsidiaries an additional 16 percent interest in an affiliated company in which it previously held a 50 percent interest. Until the time that the Company became the majority shareholder, this investment was accounted for under the equity method. Investments in other companies in which the Company has less than a 20 percent interest with no ability to exercise significant influence are carried at cost. All intercompany accounts and transactions are eliminated in consolidation. Luxottica Group prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

In accordance with FASB Statement of Financial Accounting Standard (“SFAS”) No. 141, Business Combinations, the Company accounts for all business combinations under the purchase method (see “Recent Accounting Pronouncements” for a discussion on the revised standard). Furthermore, the Company recognizes intangible assets apart from goodwill if they arise from contractual or legal rights or if they are separable from goodwill.

Use of estimates. The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported

ANNUAL REPORT 2008

amounts of revenues and expenses during the reporting period. Significant judgment and estimates are required in the determination of the valuation allowances against receivables, inventory and deferred tax assets, calculation of pension and other long-term employee benefit accruals, legal and other accruals for contingent liabilities and the determination of impairment considerations for long-lived assets, among other items. Actual results could differ from those estimates.

Foreign currency translation and transactions. Luxottica Group accounts for its foreign currency denominated transactions and foreign operations in accordance with SFAS No. 52, Foreign Currency Translation. The financial statements of foreign subsidiaries are translated into Euro, which is the functional currency of the parent company and the reporting currency of the Company. Assets and liabilities of foreign subsidiaries, which use the local currency as their functional currency, are translated at year-end exchange rates. Results of operations are translated using the average exchange rates prevailing throughout the year. The resulting cumulative translation adjustments are recorded as a separate component of “Accumulated other comprehensive income (loss).”

Transactions in foreign currencies are recorded at the exchange rate in effect at the transaction date. Gains or losses from foreign currency transactions, such as those resulting from the settlement of foreign receivables or payables during the year, are recognized in the consolidated statement of income in such year. Aggregate foreign exchange transaction gain/(loss), included in Other Expense - net, for the fiscal years 2008, 2007 and 2006 were Euro (0.3) million, Euro 15.2 million and Euro (19.9) million, respectively.

Cash and cash equivalents. Cash and cash equivalents includes cash on hand, demand deposits, highly liquid investments with an original maturity of three months or less, and amounts in-transit from banks for customer credit card and debit card transactions. Substantially all amounts in transit from the banks are converted to cash within four business days from the time of sale. Credit card and debit card transactions in transit were approximately Euro 16.7 million and Euro 25.5 million at December 31, 2008 and 2007, respectively.

Bank overdrafts. Bank overdrafts represent negative cash balances held in banks and amounts borrowed under various unsecured short-term lines of credit (see “Short Term Credit Facilities” included in Note 15 for further discussion of the short-term lines of credit) that the Company has obtained through local financial institutions. These facilities are usually short-term in nature or may contain provisions that allow them to renew automatically with a cancellation notice period. Certain subsidiaries’ agreements require a guarantee from Luxottica Group. Interest rates on these lines of credit vary and can be used to obtain various letters of credit when needed.

Inventories. Luxottica Group’s manufactured inventories, approximately 83.7 percent and 66.2 percent of total frame inventory for 2008 and 2007, respectively, are stated at the lower of cost, as determined under the weighted-average method, or market value. Retail inventories not manufactured by the Company or its subsidiaries are stated at the lower of cost as determined by the weighted-average cost method, or market value. Inventories are recorded net of allowances for estimated losses. This reserve is calculated using various factors including sales volume, historical shrink results and current trends.

Property, plant and equipment. Property, plant and equipment are stated at historical cost. Depreciation is computed on the straight-line method over the estimated useful lives of the related assets as follows:

Estimated useful life

Buildings and building improvements	19 to 40 years
Machinery and equipment	3 to 12 years
Aircraft	25 years
Other equipment	5 to 8 years
Leasehold improvements	Lesser of 15 years or the remaining life of the lease

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Maintenance and repair expenses are expensed as incurred. Upon the sale or disposition of property and equipment, the cost of the asset and the related accumulated depreciation and leasehold amortization are removed from the accounts and any resulting gain or loss is included in the consolidated statement of income.

Capitalized leased property. Capitalized leased assets are amortized using the straight-line method over the term of the lease, or in accordance with practices established for similar owned assets if ownership transfers to the Company at the end of the lease term.

Goodwill. Goodwill represents the excess of the purchase price (including acquisition-related expenses) over the value assigned to the net tangible and identifiable intangible assets acquired. The Company’s goodwill is tested annually for impairment as of December 31 of each year in accordance with SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS 142”). Additional impairment tests are performed if, for any reason, the Company believes that an event has occurred that may impair goodwill. Such tests are performed at the reporting unit level which consists of four units, Wholesale, Retail North America, Retail Asia Pacific and Retail Other, as required by the provisions of SFAS 142. For the fiscal years 2008, 2007, and 2006 the Company did not recognize any goodwill impairment charge.

Trade names and other intangibles. In connection with various acquisitions, Luxottica Group has recorded as intangible assets certain trade names and other intangibles which the Company believes have a finite life. Trade names are amortized on a straight-line basis over periods ranging from 20 to 25 years (see Note 7). Other intangibles include, among other items, distributor networks, customer lists and contracts, franchise agreements and license agreements, and are amortized over the respective useful lives. All intangibles are subject to impairment testing in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”). Aggregate amortization expense of trade names and other intangibles for the fiscal years 2008, 2007 and 2006 was Euro 73.9 million, Euro 69.5 million and Euro 68.8 million, respectively.

Impairment of long-lived assets. Luxottica Group’s long-lived assets, other than goodwill, are tested for impairment whenever events or changes in circumstances indicate that the net carrying amount may not be recoverable. When such events occur, the Company measures impairment by comparing the carrying value of the long-lived asset to the estimated undiscounted future cash flows expected to result from the use of the long-lived assets and their eventual disposition. If the sum of the expected undiscounted future cash flows is less than the carrying amount of the long-lived assets, the Company records an impairment loss, if determined to be necessary. Such impairment loss is measured as the amount by which the carrying amount of the long-lived asset exceeds the fair value in accordance with SFAS 144. The aggregate impairment loss on certain non-performing long-lived assets charged to the consolidated statements of income during fiscal years 2008, 2007 and 2006 was not material.

Store opening and closing costs. Store opening costs are charged to operations as incurred in accordance with Statement of Position No. 98-5, Accounting for the Cost of Start-up Activities. The costs associated with closing stores or facilities are recorded at fair value as such costs are incurred. Store closing costs charged to the consolidated statements of income during fiscal years 2008, 2007 and 2006 were not material.

Self insurance. The Company is self insured for certain losses relating to workers’ compensation, general liability, auto liability, and employee medical benefits for claims filed and for claims incurred but not reported. The Company’s liability is estimated on an undiscounted basis using historical claims experience and industry averages; however, the final cost of the claims may not be known for over five years. As of December 31, 2008 and 2007, self insurance accruals were Euro 43.2 million and Euro 40.9 million, respectively.

Income taxes. Income taxes are recorded in accordance with SFAS No. 109, Accounting for Income Taxes, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the Company’s consolidated financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the consolidated financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is recorded for deferred tax assets if it is determined that it is more likely than not that the asset will not be realized. Changes in valuation allowances from period to period are included in the tax provisions in the relevant period of change.

As of January 1, 2007, the Company adopted FIN No. 48, Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. In addition, it provides additional requirements regarding measurement, de-recognition, disclosure, interest and penalties and classification. FIN 48 must be applied to all existing tax positions for all open tax periods as of the date of adoption (see Note 8 for a tabular reconciliation of uncertain tax positions). The cumulative effect of adoption of FIN 48 of Euro 8.1 million was recorded as a reduction to retained earnings on the date of adoption.

The Company recognizes interest and penalties related to unrecognized tax benefits within the income tax expense line in the accompanying consolidated statements of income. Accrued interest and penalties are included within the related tax liability in the consolidated balance sheet.

Liability for termination indemnities. The reserve for employee termination indemnities of Italian companies was considered a defined benefit plan through December 31, 2006 and was accounted for accordingly. Effective January 1, 2007, the Italian employee termination indemnity system was reformed, and such indemnities are subsequently accounted for as a defined contribution plan. Termination indemnities in other countries are provided through payroll tax and other social contributions in accordance with local statutory requirements.

Revenue recognition. Revenues include sales of merchandise (both wholesale and retail), insurance and administrative fees associated with the Company’s managed vision care business, eye exams and related professional services, and sales of merchandise to franchisees along with other revenues from franchisees such as royalties based on sales and initial franchise fee revenues. Excluded from revenues and recorded net in expenses when applicable are amounts collected from customers and remitted to governmental authorities for taxes directly related to the revenue-producing transaction.

Revenue is recognized when it is realized or realizable and earned. Revenue is considered to be realized or realizable and earned when there is persuasive evidence of an arrangement, delivery has occurred, the sales price is fixed or determinable and collectibility is reasonably assured.

Wholesale Division revenues are recognized from sales of products at the time of shipment, as title and the risks and rewards of ownership of the goods are assumed by the customer at such time. The products are not subject to formal customer acceptance provisions. In some countries, the customer has the right to return products for a limited period of time after the sale. However, such right of return does not impact the timing of revenue recognition as all conditions of SFAS No. 48, Revenue Recognition When Right of Return Exists (“SFAS 48”), are satisfied at the date of sale. Accordingly, the Company has recorded an accrual for the estimated amounts to be returned. This estimate is based on the Company’s right of return policies and practices along with historical data and sales trends. There are no other post-shipment obligations. Revenues received for the shipping and handling of goods are included in sales and the costs associated with shipments to customers are included in operating expenses. Total shipping costs in fiscal years 2008, 2007 and 2006 associated with the sale of goods were Euro 14.2 million, Euro 8.3 million and Euro 7.3 million, respectively.

Retail Division revenues, are recognized upon receipt by the customer at the retail location, or, for internet and catalogue sales, when goods are shipped directly to the customer. In some countries, the Company

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

allows retail customers to return goods for a period of time and, as such, the Company has recorded an accrual for the estimated amounts to be returned. This accrual is based on the historical return rate as a percentage of net sales and the timing of the returns from the original transaction date. There are no other post-shipment obligations. As such, the right of return does not impact the timing of revenue recognition as all conditions of SFAS 48 are satisfied at the date of sale. Additionally, the Retail Division enters into discount programs and similar relationships with third parties that have terms of twelve or more months. Revenues under these arrangements are likewise recognized as transactions occur in the Company’s retail locations and customers take receipt of products and services. Advance payments and deposits from customers are not recorded as revenues until the product is delivered. At December 31, 2008 and 2007 customer advances included in the consolidated balance sheet in “Accrued Expenses and Other” were Euro 23.0 million and Euro 22.9 million, respectively. Retail Division revenues also include managed vision care revenues consisting of (i) insurance revenues, which are recognized when earned over the terms of the respective contractual relationships, and (ii) administrative services revenues, which are recognized when services are provided during the contract period. Accruals are established for amounts due under these relationships determined to be uncollectible.

The Company licenses to third parties the rights to certain intellectual property and other proprietary information and recognizes royalty revenues when earned.

Franchise revenues based on sales by franchisees (such as royalties) are accrued and recognized as earned. Initial franchise fees are recorded as revenue when all material services or conditions relating to the sale of the franchise have been substantially performed or satisfied by the Company and when the related store begins operations. Allowances are established for amounts due under these relationships when they are determined to be uncollectible. Sales of ophthalmic products and other materials are recorded when the goods are shipped direct to franchisees net of appropriate allowances.

Revenues associated with our third-party franchisees and licensors at December 31, 2008, 2007, and 2006, consist of the following:

	2008	2007	2006

Initiation fees	754	456	170
Royalties	14,712	16,949	17,005
Sales of frames and other materials	27,102	32,999	35,940
Other revenue	455	750	781
Total	43,023	51,154	53,896

The Wholesale and Retail Divisions may offer certain promotions during the year. Free frames given to customers as part of a promotional offer are recorded in cost of sales at the time they are delivered to the customer. Discounts and coupons tendered by customers are recorded as a reduction of revenue at the date of sale.

Managed vision care underwriting and expenses. The Company sells vision insurance plans which generally have a duration of up to five years. Based on its experience, the Company believes it can predict utilization and claims experience under these plans, including claims incurred but not yet reported, with a high degree of confidence. Claims are recorded as they are incurred and certain other membership costs are amortized over the covered period.

Advertising and direct response marketing. Costs to develop and create newspaper, radio and other media advertising are expensed as incurred. Costs to develop and create television advertising are expensed the first time the airtime is used. The costs to communicate the advertising are expensed the first time the airtime or advertising space is used with the exception of certain direct response advertising programs. Costs for certain direct response advertising programs are capitalized if such direct response

ANNUAL REPORT 2008

advertising costs are expected to result in future economic benefit and the primary purpose of the advertising is to elicit sales to customers who could be shown to have responded specifically to the advertising. Such costs related to the direct response advertising are amortized over the period during which the revenues are recognized, not to exceed 90 days. Generally, other direct response program costs that do not meet the capitalization criteria are expensed the first time the advertising occurs. Advertising expenses incurred during fiscal years 2008, 2007 and 2006 were Euro 339.3 million, Euro 348.2 million and Euro 318.1 million, respectively, and no significant amounts have been reported as assets.

The Company receives a reimbursement from its acquired franchisees for certain marketing costs. Operating expenses in the consolidated statements of income are net of amounts reimbursed by the franchisees calculated based on a percentage of their sales. The amounts received in fiscal years 2008, 2007 and 2006 for such reimbursement were Euro 15.1 million, Euro 16.8 million and Euro 19.2 million, respectively.

Earnings per share. Luxottica Group calculates basic and diluted earnings per share in accordance with SFAS No. 128, Earnings per Share. Net income available to shareholders is the same for the basic and diluted earnings per share calculations for the years ended December 31, 2008, 2007 and 2006. Basic earnings per share are based on the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share are based on the weighted average number of shares of common stock and common stock equivalents (options) outstanding during the period, except when the common stock equivalents are anti-dilutive. The following is a reconciliation from basic to diluted shares outstanding used in the calculation of earnings per share:

	2008	2007	2006

Weighted average shares outstanding - basic	456,563,502	455,184,797	452,897,854
Effect of dilutive stock options	1,153,542	3,345,812	3,287,796
Weighted average shares outstanding - dilutive	457,717,044	458,530,609	456,185,650
Options not included in calculation of dilutive shares as the exercise price was greater than the average price during the respective period	18,529,635	4,947,775	6,885,893

Stock-based compensation. Stock-based compensation represents the cost related to stock-based awards granted to employees. Stock-based compensation cost is measured at grant date based on the estimated fair value of the award and recognizes the cost on a straight-line basis (net of estimated forfeitures) over the employee requisite service period. The fair value of stock options is estimated using a binomial lattice valuation technique. Deferred tax assets are recorded for awards that result in deductions on income tax returns, based on the amount of compensation cost recognized and the statutory tax rate in the jurisdiction in which the deduction will be received. Differences between the deferred tax assets recognized for financial reporting purposes and the actual tax deduction reported on the income tax return are recorded in Additional Paid-In Capital (if the tax deduction exceeds the deferred tax asset) or in the consolidated statements of income (if the deferred tax asset exceeds the tax deduction and no additional paid-in capital exists from previous awards).

Derivative financial instruments. Derivative financial instruments are accounted for in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”), as amended and interpreted.

SFAS 133 requires that all derivatives, whether or not designed in hedging relationships, be recorded on the balance sheet at fair value regardless of the purpose or intent for holding them. If a derivative is designated as a fair-value hedge, changes in the fair value of the derivative and the related change in the hedge item are recognized in operations. If a derivative is designated as a cash-flow hedge, changes in

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

the fair value of the derivative are recorded in other comprehensive income/(loss) (“OCI”) in the consolidated statements of shareholders’ equity and are recognized in the consolidated statements of income when the hedged item affects operations. The effect of these derivatives in the consolidated statements of income depends on the item hedged (for example, interest rate hedges are recorded in interest expense). For a derivative that does not qualify as a hedge, changes in fair value are recognized in the consolidated statements of income, under the caption “Other - net”.

Designated hedging instruments and hedged items qualify for hedge accounting only if there is a formal documentation of the hedging relationship at the inception of the hedge, the hedging relationship is expected to be highly effective and effectiveness is tested at the inception date and at least every three months.

Certain transactions and other future events, such as (i) the derivative no longer effectively offsetting changes to the cash flow of the hedged instrument, (ii) the expiration, termination or sale of the derivative, or (iii) any other reason of which the Company becomes aware that the derivative no longer qualifies as a cash flow hedge, would cause the balance remaining in other comprehensive income to be realized into earnings prospectively. Based on current interest rates and market conditions, the estimated aggregate amount to be recognized into earnings as additional expense from other comprehensive income relating to these cash flow hedges in fiscal 2009 is approximately Euro 14.7 million, net of taxes.

Luxottica Group uses derivative financial instruments, principally interest rate and currency swap agreements, as part of its risk management policy to reduce its exposure to market risks from changes in interest and foreign exchange rates. Although it has not done so in the past, the Company may enter into other derivative financial instruments when it assesses that the risk can be hedged effectively.

Defined benefit pensions. The funded status of the Company’s defined benefit pension plans is recognized in the consolidated statements of income. The funded status is measured as the difference between the fair value of plan assets and the benefit obligation at December 31, the measurement date. For defined benefit pension plans, the benefit obligation is the projected benefit obligation (“PBO”), which represents the actuarial present value of benefits expected to be paid upon retirement based on estimated future compensation levels. The fair value of plan assets represents the current market value of cumulative company and participant contributions made to an irrevocable trust fund, held for the sole benefit of participants, which are invested by the trust fund. Overfunded plans, with the fair value of plan assets exceeding the benefit obligation, are aggregated and recorded as a prepaid pension asset equal to this excess. Underfunded plans, with the benefit obligation exceeding the fair value of plan assets, are aggregated and recorded as a retirement benefit obligation equal to this excess. The current portion of the retirement benefit obligations represents the actuarial present value of benefits payable in the next 12 months exceeding the fair value of plan assets, measured on a plan-by-plan basis.

Net periodic pension benefit cost/(income) is recorded in the consolidated statements of income and includes service cost, interest cost, expected return on plan assets, amortization of prior service costs/(credits) and (gains)/losses previously recognized as a component of gains and (losses) not affecting retained earnings and amortization of the net transition asset remaining in accumulated gains and (losses) not affecting retained earnings. Service cost represents the actuarial present value of participant benefits earned in the current year. Interest cost represents the time value of money cost associated with the passage of time. Certain events, such as changes in employee base, plan amendments and changes in actuarial assumptions, result in a change in the benefit obligation and the corresponding change in the gains and (losses) not affecting retained earnings. The result of these events is amortized as a component of net periodic cost/(income) over the service lives of the participants.

Fair value. Effective January 1, 2008, the Company adopted FASB Statement No. 157, Fair Value Measurements, (“SFAS 157”) and FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115 (“SFAS 159”). SFAS 157 establishes a definition of fair value (based on an exit price model), establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 does not require new fair value measurements but clarifies the definition, method, and disclosure requirements of previously issued

ANNUAL REPORT 2008

standards that address fair value measurements. In February 2008, the FASB issued FASB Staff Position No. 157-1 (“FSP No. 157-1”), Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements that Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13, and FSP No. 157-2, Effective Date of FASB Statement 157. FSP 157-1 amends SFAS No. 157 to exclude leases and lease transactions under FASB Statement No. 13. While FSP 157-2 amends the effective date of SFAS No. 157 for all non-financial assets and non-financial liabilities, except those recognized or disclosed on a recurring basis (at least annually) until the beginning of the first quarter of 2009. In October 2008, FASB issued FSP No. 157-3, Determining the Fair Value of a Financial Asset When the Market for that Asset is Not Active, which clarifies how to calculate the fair value of financial asset under certain conditions and gives an example of such. SFAS No 159 allows the Company to elect and record at fair value many financial assets and liabilities and certain other items with the change being recorded in earnings. This can be done on an instrument by instrument basis in most circumstances, is irrevocable after elected for that instrument and must be applied to the entire instrument. The adoption of both of these standards did not have a material effect on the consolidated financial statements. See Note 16.

Information expressed in US Dollars. The Company’s consolidated financial statements are stated in Euro, the currency of the country in which the parent company is incorporated and operates. The translation of Euro amounts into US Dollar amounts is included solely for the convenience of international readers and has been made at the rate of Euro 1 to US Dollar 1.3919. Such rate was determined by using the noon buying rate of the Euro to US Dollar as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2008. Such translations should not be construed as representations that Euro amounts could be converted into US Dollars at that or any other rate.

Recent accounting pronouncements.

In December 2008, the FASB issued FASB Staff Position (“FSP”) 132(R)-1, Employee Disclosures about Postretirement Benefit Plan Assets which requires enhanced disclosures on plan assets including fair value measurements and categories of assets, investment policies and strategies and disclosures on concentration of risks. The effective date for the enhanced disclosures about plan assets required by this FSP shall be provided for fiscal years ending after December 15, 2009. The disclosure requirements are not required for earlier periods that are presented for comparative purposes. The adoption is not expected to have a material effect on the financial statements.

In November 2008, the Emerging Issues Task Force (“EITF”) reached a consensus on issue No. 08-7, Accounting for Defensive Intangible Assets. This consensus requires that the defensive asset be recorded at its fair value on the opening balance sheet and amortized over a reasonable life that approximates its diminishing value. It also states that an indefinite useful life for these defensive assets would be rare. The consensus is effective for intangible assets acquired on or after the first annual reporting period beginning after December 15, 2008, which coincides with the adoption of SFAS No. 141(R). The Company expects EITF No. 08-7 will have an impact on its consolidated financial statements when effective, which will depend on the nature, terms and size of the acquisitions consummated after the effective date.

In May 2008, the FASB issued Statement No. 162, The Hierarchy of Generally Accepted Accounting Principles, which identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements that are presented in conformity with generally accepted accounting principles (“GAAP”) in the United States. The statement became effective November 15, 2008 and allowed for transition provisions if necessary. The adoption did not have a material effect on the financial statements.

In March 2008, the FASB issued Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities - an amendment of FASB Statement No. 133, which amends the disclosure requirements to provide more “enhanced” disclosures about (i) how and why derivatives are used by the Company, (ii) how

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

these derivatives are accounted for under SFAS No. 133 and its interpretations, and (iii) how much and where are the effects of these instruments located on the balance sheet, profit and loss and cash flow statements. This will be done mostly through tabular formats and better cross referencing of information included in different sections of the financial report. The statement is effective for the fiscal years and interim periods beginning on or after November 15, 2008. Earlier adoption is encouraged. Additionally, the Statement “encourages” but does not require, comparative disclosures for earlier periods at initial adoption. The Company is still assessing the disclosure impact of this standard on its future consolidated financial position and results of operations.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements - an amendment to ARB No. 51, establishing new accounting and reporting standards for noncontrolling interests (formerly known as “minority interests”) in a subsidiary and, when applicable, how to account for the deconsolidation of such subsidiary. The key differences include that non-controlling interests will be recorded as a component of equity, the consolidated income statements and statements of comprehensive income will be adjusted to include the non controlling interest and certain disclosures have been updated. The statement is effective for the fiscal years and interim periods within those years beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company has minority interests in certain subsidiaries and as such is currently evaluating the effect of adoption.

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations Revised (“SFAS 141(R)”), which revises the current SFAS 141. The significant changes include a change from the “cost allocation process” to determine the value of assets and liabilities to a full fair value measurement approach. In addition, acquisition related expenses will be expensed as incurred and not included in the purchase price allocation and contingent liabilities will be separated into two categories, contractual and non-contractual, and accounted for based on which category the contingency falls into. This statement applies prospectively and is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning after December 15, 2008. Since it will be applied prospectively it will not have an effect on the current financial statements, however, since the Company participates in business combinations, in the future the Company believes this statement after the adoption date could have a significant effect on future operations.

In September 2006, the FASB issued SFAS No. 158, Employer’s Accounting for Defined Benefit Pension Other Post Retirement Plans (“SFAS 158”), which requires the Company to recognize an asset or liability for the funded status (difference between fair value of plan assets and benefit obligation, which for defined benefit pension plans is deemed to be the Projected Benefit Obligation) of its retirement plans and recognize changes in the funded status annually through other comprehensive income (“O.C.I.”). Additionally, SFAS 158 changes the date as of which the funded status can be measured (eliminates the 90 day window) with limited exceptions. The effective date of the recognition of the funded status is for years ending after December 15, 2006, and as such, refer to Note 10 for the effect on adoption. The effective date for the change in acceptable measurement date is for fiscal years ending after December 15, 2008. The Company has changed its measurement date on the consolidated financial statements as required (see Note 10).

2. RELATED PARTY TRANSACTIONS

Stock incentive plan. On September 14, 2004, the Company announced that its majority shareholder, Mr. Leonardo Del Vecchio, had allocated shares held through La Leonardo Finanziaria S.r.l. (subsequently merged into Delfin S.àr. l.), a holding company of the Del Vecchio family, representing at that time 2.11 percent (or 9.6 million shares) of the Company’s authorized and issued share capital, to a stock option plan for top management of the Company. The stock options to be issued under the stock option plan vested

ANNUAL REPORT 2008

upon the meeting of certain economic objectives as of June 30, 2006 and, as such, the holders of these options became entitled to exercise such options beginning on that date until their termination in 2014. In 2008, no options from this grant were exercised. In 2007 400,000 options were exercised.

As of December 31, 2008 total receivables and payables from/to other related parties amount to Euro 3.6 million and Euro 0.9 million, respectively (Euro 1.3 million and Euro 1.1 million as of December 31, 2007). The transactions related to the receivables were immaterial in amount and/or significance to the Company.

3. INVENTORIES - NET

Inventories - net consisted of the following (thousands of Euro):

	2008	2007

Raw materials and packaging	112,693	117,191
Work in process	48,013	52,132
Finished goods	464,289	492,839
Less: Inventory obsolescence reserves	(54,008)	(87,146)
Total	570,987	575,016

4. SALE OF THINGS REMEMBERED

On September 29, 2006, the Company sold its Things Remembered (“TR”) specialty gifts retail business to a private equity consortium for net cash consideration of Euro 128.0 million (US$ 162.1 including costs of US$ 5.3 million) and a promissory note (the “TR Note”) with a principal amount of Euro 20.6 million (US$ 26.1 million). The TR business operated solely in the United States and was included in the retail segment of the Company’s operations. In the consolidated statements of income for 2006, the Company has reclassified sales, cost of sales and other expenses associated with the discontinued operations as a single line item after income from continuing operations but before net income. Revenues, income from operations, income before provision for income taxes and income tax provision reclassified under discontinued operations for the twelve-month period ended December 31, 2006, are as follows (thousands of Euro):

2006 (1)

Revenues	157,110
Income from operations	3,250
Income before provision for income taxes	761
Income tax provision	(45)
Gain/loss on sale	13,278
Income taxes on sale	(20,413)
(Loss)/Gain on discontinued operations	(6,419)

(1) From January 1, 2006 through September 29, 2006

The TR Note (with an original principal amount of US$ 26.1 million) had a stated interest rate of 15.0%. Interest was “paid-in-kind” annually in the form of an additional principal amount added to the outstanding principal balance. All unpaid interest and outstanding principal would have been due in March 2013. The TR Note was subordinated to certain other outstanding senior debt of the acquirer as defined in the TR Note. The TR Note was previously classified as an “available-forsale” security as the Company had the contractual ability to sell such note and as such, changes in its fair value were included

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

in OCI and reclassified to earnings when realized. For fiscal 2007 there were no amounts reclassified from OCI into earnings. During 2008, the Company sold the TR Note without recourse to an independent third party for approximately Euro 1.0 million. The loss on the sale of the note of Euro 22.8 million including Euro 0.4 million previously recorded in accumulated other comprehensive income (loss) is included in other Expense net in the consolidated statements of income.

5. ACQUISITIONS AND INVESTMENTS

a) Oakley

On June 20, 2007, the Company and Oakley entered into a definitive merger agreement with the unanimous approval of the Boards of Directors of both companies. On November 14, 2007, the merger was consummated, the Company acquired all the outstanding common stock of Oakley which became a wholly owned subsidiary of the Company and Oakley’s results of operations began to be included in the consolidated statements of income of the Company. The aggregate consideration paid by the Company to the former shareholders, option holders, and holders of other equity rights of Oakley was approximately Euro 1,425.6 million (US$ 2,091 million) in cash. In connection with the merger, the Company assumed approximately Euro 166.6 million (US$ 244.4 million) of outstanding indebtedness. The purchase price of Euro 1,441.5 million (US$ 2,111.2 million) including approximately Euro 15.9 million (US$ 20.1 million) of direct acquisition related expenses was allocated to the assets acquired and liabilities assumed based on their fair value at the date of the acquisition. The Company used various methods to calculate the fair value of the assets acquired and the liabilities assumed. The excess of purchase price over net assets acquired (“goodwill”) has been recorded in the accompanying consolidated balance sheet. No portion of this goodwill is deductible for tax purposes. The acquisition of Oakley was made as a result of the Company’s strategy to strengthen its performance sunglass wholesale and retail businesses worldwide.

The purchase price allocation was finalized in 2008 resulting in no material changes to the final fair values allocated to inventories, intangible assets and accrued expenses from the purchase price allocation done in 2007. The main changes from last year allocation relate to the restructuring of a part of the Retail North America operations. The purchase price (including acquisition-related expenses) has been allocated based upon the fair value of the assets acquired and liabilities assumed as follows (thousands of Euro):

Assets acquired
Cash and cash equivalents	62,310
Inventories	122,668
Property, plant and equipment	131,466
Deferred tax assets	43,425
Prepaid expenses and other current assets	10,850
Accounts receivable	104,740
Trade names and other intangible assets	538,469
Other assets	3,985

Liabilities assumed
Accounts payable	36,560
Accrued expenses and other current liabilities	93,586
Deferred tax liabilities	181,789
Outstanding borrowings on credit facilities	166,850
Other long term liabilities	25,904
Bank overdrafts	5,584

Fair value of net assets	507,640
Goodwill	933,813
Total purchase price	1,441,453

ANNUAL REPORT 2008

The following table sets forth the Company’s unaudited pro forma consolidated results of operations assuming that the acquisition of Oakley was completed as of January 1 of each of the fiscal years shown below (in thousands of Euro except for earnings per share data):

	2007	2006
Net sales	5,539,000	5,243,055
Net income	470,363	385,896
Earnings per share
Basic	1.04	0.85
Diluted	1.04	0.85

Pro forma data may not be indicative of the results that would have been obtained had these events actually occurred at the beginning of the periods presented, nor does it intend to be a projection of future results.

b) Other acquisitions and investments.

The following is a description of other acquisitions and investments. No pro forma financial information is presented, as these acquisitions were not material, individually or in aggregate, to the Company’s consolidated financial statements.

On July 31, 2008, Sunglass Hut UK Ltd. (“SGH”)., an indirect wholly owned subsidiary of the Company, issued new shares of common stock and paid an aggregate of Gbp 600,000 to the shareholders of Optika Holdings Limited (“OHL”) for all the outstanding shares of OHL. OHL through its subsidiaries operated a chain of ophthalmic retail locations throughout the UK and Ireland under the brand name “David Clulow”. The total consideration paid for the OHL acquisition was Euro 22.1 (approximately Gbp 17.5). OHL was a joint venture owned 50% by the Company and 50% by a third party. Upon the completion of this transaction the Company owns, directly and indirectly, approximately 66% of the SGH and OHL (the “combined entity”). As a result of the acquisition the former shareholders of OHL received a minority stake of the combined entity of 34% and a put option to sell the shares to the Company, while the Company was granted a call option on the minority stake. The acquisition of the Company’s additional interest in OHL was accounted for as a business combination. The Company used various methods to calculate the fair value of the assets acquired and the liabilities assumed and all valuations are not yet completed. The goodwill recorded in the consolidated financial statements as of December 31, 2008 totals Euro 18.1 million. There were no significant intangibles realized or other fair value adjustments associated with the business combination. This acquisition was made as a result of the Company’s strategy to continue expansion of its retail business in Europe.

In February 2007, the Company completed the acquisition of certain assets and assumed certain liabilities of D.O.C Optics Corporation and its affiliates, an optical retail business with approximately 100 stores located primarily in the Midwest United States of America for approximately Euro 83.7 million (US$ 110.2 million) in cash. The purchase price, including direct acquisition-related expenses, was allocated to the assets acquired and liabilities assumed based on their fair value at the date of the acquisition. The goodwill recorded in the consolidated financial statements as of December 31, 2007 totals Euro 70.4 million, of which Euro 64.9 million is deductible for tax purposes. The Company used various methods to calculate the fair value of the assets acquired and liabilities assumed. The final allocation of the purchase price among the assets and liabilities acquired and the amount of the goodwill has been completed in 2008 resulting in no material differences from the purchase price allocation done in 2007. The acquisition was made as a result of the Company’s strategy to continue expansion of its retail business in the United States of America.

During 2007, in compliance with the 2006 decision of the Supreme Court of India, the Company launched a public offering to acquire an additional 31 percent of the outstanding equity share capital of RayBan Sun

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Optics India LTD (“RBSO”). Effective upon the entry of the shares tendered in the offer into the share register on June 26, 2007 the Company increased its ownership interest in RBSO to 70.5 percent. As of such date, RBSO was consolidated into the financial statements. The total cost of the shares acquired was approximately Euro 13 million (US$ 17.2 million). The Company recorded the acquisition as a “step-acquisition” and allocated the purchase price paid over the newly acquired proportional share of the fair value of RBSO assets and liabilities acquired. There were no substantial unrecognized intangibles, and as such, goodwill was recorded for the excess price paid over the net fair values of assets and liabilities of approximately Euro 9.1 million (US$ 12.3 million). During 2008, the Company made a delisting offer to the remaining public shareholders of RBSO pursuant to India’s delisting guidelines. Through this process the public shareholders tendered 4,335,713 shares for approximately Euro 9.1 million (US$ 13.4 million, including approximately US$ 0.5 million in transaction costs). As of December 31, 2008 the Company owned 88.2% of RBSO and the transaction increased goodwill by approximately Euro 5.0 million (US$ 7.8 million).

In March 2007 the Company announced that it had acquired two prominent specialty sun chains in South Africa, with a total of 65 stores. The two acquisitions represent an important step in the expansion of the Company’s sun retail presence worldwide. Luxottica Group’s total investment in the two transactions was approximately Euro 10 million. The Company used various methods to calculate the fair value of the assets acquired and liabilities assumed. The excess of the purchase price over net assets acquired (“goodwill”) has been recorded in the accompanying consolidated balance sheet. All valuations have been completed during 2008 with no material differences from the purchase price allocation done in 2007 which resulted in the recognition of goodwill of Euro 8.3 million as of the date of acquisition.

On July 1, 2006, the Company acquired certain assets and assumed certain liabilities from King Optical Group Inc. consisting of its 74 Canadian optical store chain known as Shoppers Optical (“SO”). The aggregate consideration paid by the Company to the former owners of SO was approximately Canadian dollar (“CDN$”) 68.8 million (Euro 48.3 million) in cash. In connection with the acquisition, the Company assumed no indebtedness. The purchase price of CDN$ 69.3 million (Euro 48.7 million), including approximately CDN$ 0.1 million (Euro 0.4 million) of direct acquisition-related expenses, was allocated to the assets acquired and liabilities assumed based on their fair value at the date of the acquisition. All valuations of net assets including but not limited to fixed assets and inventory have been completed during 2007 resulting in no material differences from the purchase price allocation done in 2006. The acquisition was made as a result of the Company’s strategy to continue expansion of its retail business in Canada.

In May 2006, the Company completed the purchase of the remaining 49% stake of the Turkish-based distributor Luxottica Industri VE Ticaret Anonim (“Luxottica Turchia”) for an amount of Euro 15 million. Goodwill of Euro 7.0 million representing the excess of the net assets acquired has been recorded in the accompanying Consolidated Balance Sheets. In November 2006 Standard Gozluk Industri Ve Tircaret A.S. (“Standard”), a Turkish wholesaler fully owned by the former minority shareholders of Luxottica Turchia, merged with Luxottica Turchia. As a result of the merger the former shareholders of Standard received a minority stake of Luxottica Turchia of 35.16% and a put option to sell the shares to the Company, while the Company was granted a call option on the minority stake. The acquisition was accounted for in accordance with SFAS 141 and, accordingly, the total consideration of Euro 46.7 million has been allocated to the fair market value of the assets and liabilities of the company at the acquisition date. All valuations of net assets including but not limited to fixed assets and inventory have been completed during 2007 resulting in the recognition of intangible assets of approximately Euro 19.6 million and related deferred tax liabilities for approximately Euro 3.9 million and in the reduction of the goodwill recognized in 2006 by approximately Euro 15.7 million. The acquisition was made as a result of the Company’s strategy to continue expansion of its wholesale business in Turkey, in particular in the prescription frames market.

In November 2006, the Company completed the acquisition, which was announced in June 2006, of Modern Sight Optics, a leading premium optical chain that operates a total of 28 stores in Shanghai,

ANNUAL REPORT 2008

China. These stores are located in premium and high-end commercial centers and shopping malls situated primarily in Shanghai’s downtown area and affluent residential areas. The Company acquired 100 percent of the equity interest in Modern Sight Optics for total consideration of RMB 140 million (approximately Euro 14 million). The acquisition was accounted for in accordance with SFAS 141 and, accordingly, the total consideration of Euro 16.3 million, including direct acquisition-related expenses, has been allocated to the fair market value of the assets and liabilities of the company as of the acquisition date. All valuations of net assets including but not limited to fixed assets and inventory have been completed during 2007 with no material differences from the purchase price allocation done in 2006 which resulted in the recognition of goodwill of Euro 15.9 million as of the date of acquisition. The acquisition was made as a result of the Company’s strategy to continue expansion of its retail business in The People’s Republic of China.

6. PROPERTY, PLANT AND EQUIPMENT - NET

Property, plant and equipment-net consisted of the following (thousands of Euro):

	2008	2007
Land and buildings, including leasehold improvements	755,254	687,428
Machinery and equipment	795,126	697,776
Aircraft	40,018	40,222
Other equipment	513,631	439,696
	2,104,029	1,865,122

Less: accumulated depreciation and amortization	933,331	807,340
Total	1,170,698	1,057,782

Depreciation and amortization expense relating to property, plant and equipment for the years ended December 31, 2008, 2007 and 2006 was Euro 191.0 million, Euro 163.3 million and Euro 151.9 million, respectively. Included in other equipment is approximately Euro 79.7 million and Euro 71.6 million of construction in progress as of December 31, 2008 and 2007, respectively. Construction in progress consists mainly of the opening, remodeling and relocation of stores and the expansion of manufacturing facilities in Italy.

Certain tangible assets are maintained in currencies other than Euro (the reporting currency) and, as such, balances may fluctuate due to changes in exchange rates.

7. GOODWILL AND INTANGIBLE ASSETS - NET

The changes in the carrying amount of goodwill for the years ended December 31, 2007 and 2008, are as follows (thousands of Euro):

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Retail Segment	Wholesale Segment	Oakley	Total

Balance as of January 1, 2007	1,353,999	340,615	—	1,694,614
Acquisitions (a)	86,021	9,611	904,148	999,780
Adjustments on previous acquisitions (a)		(15,678)		(15,678)
Change in exchange rates (b)	(84,323)	4,393	3,054	(76,876)
Balance as of December 31, 2007	1,355,697	338,941	907,202	2,601,840
Acquisitions (a)	24,192	6,914		31,106
Adjustments on previous acquisitions (a)	241,238	695,787	(907,202)	29,823
Change in exchange rates (b)	6,629	25,376		32,005
Balance as of December 31, 2008	1,627,756	1,067,018	—	2,694,774

(a) Goodwill acquired in 2007 mainly consists of the acquisition of Oakley, the acquisition of the additional 26% of the net equity of the Indian subsidiary and minor acquisitions in the Retail segment. Goodwill acquired in 2008 in the Retail segment mainly consists of the acquisition of OHL. Goodwill acquired in 2008 in the Wholesale segment mainly consists of the acquisition of the additional 17.7% of the net equity of the Indian subsidiary. The adjustments on previous acquisitions mainly refer to the finalization of the Oakley fair value analysis. Oakley goodwill has been allocated to the wholesale and retail segments in 2008.

(b) Certain goodwill balances are denominated in currencies other than Euro (the reporting currency) and, as such, balances may fluctuate due to changes in exchange rates.

Intangible assets-net consist of the following (thousands of Euro):

	2008			2007
	Gross	Accumulated		Gross	Accumulated
	carrying amount	depreciation	Total	carrying amount	depreciation	Total
Trade names and trademarks (a)	1,318,737	(394,612)	924,125	1,288,620	(325,912)	962,708
Customer relation, contracts and list (b)	215,868	(20,206)	195,662	210,258	(9,153)	201,105
Distributor network (b)	81,086	(15,179)	65,907	79,359	(12,410)	66,949
Franchise agreements (b)	20,619	(3,870)	16,749	20,749	(2,757)	17,992
Other (c)	51,490	(19,903)	31,587	77,847	(20,484)	57,363
Total	1,687,800	(453,770)	1,234,030	1,676,833	(370,716)	1,306,117

(a)

Trade names includes various trade names and trademarks acquired with the acquisitions of LensCrafters, Sunglass Hut International, OPSM, Cole and Oakley. Trade names are amortized on a straight-line basis over a period of 25 years (except for the Ray-Ban trade names, which are amortized over a period of 20 years), as the Company believes these trade names to be finite-lived assets. The weighted average amortization period is 24 years.

(b)

Distributor network, customer contracts and lists, and franchise agreements were identifiable intangibles recorded in connection with the acquisition of Cole in 2004 and of Oakley in 2007. These assets have finite lives and are amortized on a straight-line basis or on an accelerated basis (projected diminishing cash flows) over periods ranging between 3 and 25 years. The weighted average amortization period is 20.6 years.

(c)

Other identifiable intangibles have finite lives ranging between 3 and 17 years and are amortized on a straight line basis. The weighted average amortization period is 11.3 years. Most of these useful lives were determined based on the terms of the license agreements and non-compete agreements. During 2007, approximately Euro 5.8 million of intangibles became fully amortized and were written off. The reduction in the gross carrying amount in 2008 of the Other Intangible assets was primarily due to (i) the finalization of the Oakley fair value analysis, and (ii) the reclassification of some intangible assets as a result of the change in the contractual agreement based on which the above mentioned assets were originally recorded.

Certain intangible assets are maintained in currencies other than Euro (the reporting currency) and, as such, balances may fluctuate due to changes in exchange rates.

Amortization expense for 2008, 2007 and 2006 was Euro 73.9 million, Euro 69.6 million and Euro 68.8 million, respectively. Estimated annual amortization expense relating to identifiable assets is shown below (Euro 000):

Years ending December 31,

2009	77,376
2010	75,877
2011	74,350
2012	73,388
2013	72,610

ANNUAL REPORT 2008

8. INCOME TAXES

Income before provision for income taxes and the provision for income taxes consisted of the following (thousands of Euro):

Income before provision for income taxes	2008	2007	2006

Italian companies	199,793	317,637	251,343
USA companies	172,609	319,154	331,035
Other foreign companies	217,468	143,890	95,799
Total income before provision for income taxes	589,870	780,681	678,177

Provision for income taxes
Current
Italian companies	87,333	156,198	157,342
USA companies	29,975	116,785	120,681
Other foreign companies	55,985	61,742	33,206
Total provision for current income taxes	173,293	334,725	311,229

Deferred
Italian companies	(7,757)	(47,736)	(23,016)
USA companies	39,517	(10,592)	(3,392)
Other foreign companies	(10,396)	(2,896)	(46,064)

Total provision for deferred income taxes	21,364	(61,224)	(72,472)
Total taxes	194,657	273,501	238,757

The Italian statutory tax rate is the result of two components: national (“IRES”) and regional (“IRAP”) tax. IRAP could have a substantially different base for its computation than IRES.

Reconciliation between the Italian statutory tax rate and the effective tax rate is as follows:

	Year ended December 31,
	2008	2007	2006

Italian statutory tax rate	31.4%	37.3%	37.3%
Aggregate effect of different rates in foreign jurisdictions	(1.7)%	(1.7)%	(1.5)%
Aggregate effect of asset revaluation in Australia			(6.8)%
Aggregate effect of Italian restructuring		(5.3)%
Aggregate effect of change in tax law in Italy		2.1%
Effect of non-deductible stock-based compensation	1.1%	1.1%	5.5%
Aggregate other effects	2.2%	1.5%	0.7%
Effective rate	33.0%	35.0%	35.2%

In 2006, the Australian subsidiaries of the Company elected to apply a new tax consolidation regime, which was introduced by the Australian government. By electing such new consolidation regime for tax purposes, certain intangible and fixed assets were revaluated for tax purposes increasing their tax basis. The increase in the tax basis became effective in 2006 upon filing the final 2005 tax return in December 2006.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The 2007 tax benefit of 5.3%, relates to the business reorganization of certain Italian companies which results in the release of deferred tax liabilities and is partially offset by the increase by 2.1% in the 2007 tax charge due to the change in the Italian statutory tax rates which results in the reduction of deferred tax assets. The deferred tax assets and liabilities as of December 31, 2008 and 2007, respectively, were comprised of (Euro 000):

Amounts in thousands of Euro	2008	2007

Deferred income tax assets
Inventory	71,660	73,062
Insurance and other reserves	8,580	10,238
Right of return reserve	14,471	13,464
Net operating loss carryforwards	50,565	45,224
Occupancy reserves	19,630	14,681
Employee-related reserves (including pension liability)	72,974	48,977
Trade name	76,525	72,686
Deferred tax on derivatives	21,685	549
Other	54,819	28,349
Fixed assets	29,684	24,472
Total deferred income tax assets	420,593	331,702

Valuation allowance	(24,048)	(27,088)

Net deferred tax assets	396,545	304,614

Deferred income tax liabilities
Trade name	(241,409)	(216,997)
Fixed assets	(32,919)
Other intangibles	(115,031)	(117,975)
Dividends	(13,316)	(11,933)
Other	(12,067)	(20,342)
Total deferred income tax liabilites	(414,742)	(367,247)

Net deferred income tax liabilities	(18,197)	(62,633)

Deferred income tax assets and liabilities have been classified in the consolidated financial statements as follows:

Deferred income tax assets - current	131,907	117,853
Deferred income tax assets - non current	83,447	67,891
Deferred income tax liabilities - non current	(233,551)	(248,377)
Net deferred income tax liabilities	(18,197)	(62,633)

On December 24, 2007, the Italian Government issued the Italian Finance Bill of 2008 (the “2008 Bill”). The 2008 Bill decreases the national tax rate (referred to as “IRES”) from 33% to 27.5%, and the regional tax rate (referred to as “IRAP”) from 4.25% to 3.9%. The effect of this change created an additional Euro 8 million of deferred tax expense in 2007.

The Company does not provide for an accrual for income taxes on undistributed earnings of its non Italian operations to the related Italian parent company that are intended to be permanently invested. It is not

ANNUAL REPORT 2008

practicable to determine the amount of income tax liability that would result had such earnings actually been distributed. In connection with the 2008 earnings of certain subsidiaries, the Company has provided for an accrual for income taxes related to declared dividends of earnings.

At December 31, 2008, a US subsidiary of the Company had Federal net operating loss carry-forwards (NOLs) of approximately Euro 97.6 million which may be used against income generated by certain subsidiary groups. Substantially all of the NOLs begin expiring in 2019. Approximately Euro 231.1 thousand and Euro 513.0 thousand of these NOLs were used in 2008 and 2007, respectively. The use of the NOL is limited due to restrictions imposed by U.S. tax rules governing utilization of loss carry-forwards following changes in ownership. None of the net operating losses expired in 2008, 2007 or 2006. As of December 31, 2008, such US subsidiary of the Company had various state net operating loss carry-forwards (SNOLs), associated with individual states within the United States of America totaling approximately Euro 8.0 million. These SNOLs begin expiring in 2009. Due to the foreign operations of the US subsidiary, as of December 31, 2008, such US subsidiary of the Company has approximately Euro 4.1 million and Euro 1.9 million of non US net operating losses and foreign tax credit carry-forwards, respectively. These foreign NOLs and foreign tax credits will begin to expire in 2012 and 2016, respectively.

As of December 31, 2008 and 2007, the Company has recorded an aggregate valuation allowance of Euro 24.1 million and Euro 27.1 million, respectively, against deferred tax assets as it is more likely than not that the above deferred income tax assets will not be fully utilized in future periods. The amount of valuation allowance that would be allocated directly to capital in future periods, if reversed, is not material.

A reconciliation of the amount of unrecognized tax benefits is as follows (amounts in thousands of Euro):

Balance - January 1, 2007	54,089

Gross increase - acquisition of Oakley	14,176
Gross increase - tax positions in prior period	5,018
Gross decrease - tax positions in prior period	(7,473)
Gross increase - tax positions in current period	5,796
Settlements	(2,799)
Lapse of statute of limitations	(8,851)
Change in exchange rates	(3,365)

Balance - December 31, 2007	56,591

Gross increase - tax positions in prior period	4,910
Gross decrease - tax positions in prior period	(9,356)
Gross increase - tax positions in current period	13,139
Settlements	(6,756)
Lapse of statute of limitations	(2,296)
Change in exchange rates	1,901

Balance - December 31, 2008	58,133

Included in the balance of unrecognized tax benefits at December 31, 2008 and December 31, 2007, are Euro 39.1 million and Euro 39.9 million of tax benefits that, if recognized, would affect the effective tax rate.

The Group does not anticipate the unrecognized tax benefits to change significantly during 2009.

The Group recognizes interest accrued related to unrecognized tax benefits and penalties as income tax

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

expense. Related to the uncertain tax benefits noted above, the Company’s accrual for penalties and interest during 2008 and 2007 was immaterial and, in total, as of December 31, 2008, the Company has recognized a liability for penalties of approximately Euro 3.6 million and interest expense of approximately Euro 7.5 million.

The Group is subject to taxation in Italy and foreign jurisdictions of which only the U.S. federal is significant. Italian companies’ taxes are subject to review pursuant to Italian law. As of December 31, 2008, tax years from 2003 through the most recent year were open for such review. At the date of December, 31 2008 no Italian companies are subjected to a tax inspection. The previous tax inspections open in 2007 were closed with no material liability for the Group.

The Group’s U.S. federal tax years for 2005, 2006 and 2007 are subject to examination by the tax authorities.

9. LONG-TERM DEBT

Long-term debt consists of the following (thousands of Euro):

	December 31,
	2008	2007

Credit agreement with various Italian financial institutions (a)	400,000	185,000
Senior unsecured guaranteed notes (b)	213,196	97,880
Credit agreement with various financial institutions (c)	1,001,403	1,059,918
Other loans with banks and other third parties, interest at various rates, payable in installments through 2014 (d)	4,314	4,894
Credit Agreement with various financial Institution for Oakley acquisition (e)	1,185,482	1,369,582
Capital lease obligations, payable in installments through 2009	1,107	1,866
Total	2,805,502	2,719,140
Current maturities	286,213	792,617
Long-term debt	2,519,289	1,926,523

(a)          In September 2003, the Company acquired its ownership interest of OPSM and more than 90 percent of the performance rights and options of OPSM for an aggregate of AUD 442.7 million (Euro 253.7 million), including acquisition expenses. The purchase price was paid for with the proceeds of a credit facility with Banca Intesa S.p.A. of Euro 200 million, in addition to other short-term lines available. The credit facility included a Euro 150 million term loan, which required repayment of equal semi-annual installments of principal of Euro 30 million starting on September 30, 2006 until the final maturity date. Interest accrued on the term loan at Euribor (as defined in the agreement) plus 0.55 percent. The revolving loan provided borrowing availability of up to Euro 50 million; amounts borrowed under the revolving portion could be borrowed and repaid until final maturity. Interest accrued on the revolving loan at Euribor (as defined in the agreement) plus 0.55 percent. The Company could select interest periods of one, two or three months. The final maturity of the credit facility was September 30, 2008, the credit facility was repaid in full. The credit facility contains certain financial and operating covenants.  The Company was in compliance with those covenants during 2008, prior to the final maturity date.

In June 2005, the Company entered into four interest rate swap transactions with various banks with an aggregate initial notional amount of Euro 120 million which decreased by Euro 30 million every six months starting on March 30, 2007. These swaps expired on September 30, 2008. The ineffectiveness of cash flow

ANNUAL REPORT 2008

hedges was tested at the inception date and throughout the year. The results of the tests indicated that the cash flow hedges were highly effective prior to the swap expiration date of September 2008.

In December 2005, the Company entered into an unsecured credit facility with Banca Popolare di Verona e Novara Soc. Coop. a R.L (LLC). The 18-month credit facility consisted of a revolving loan that provided borrowing availability of up to Euro 100.0 million. Amounts borrowed under the revolving portion could be borrowed and repaid until final maturity. The final maturity of the credit facility was June 1, 2007. The Company repaid the outstanding amount on the maturity date with the proceeds of a new unsecured credit facility with Banca Popolare di Verona e Novara Soc. Coop. a R.L. The new 18- month credit facility consisted of a revolving loan that provided borrowing availability of up to Euro 100.0 million. Amounts borrowed under the revolving portion could be borrowed and repaid until final maturity. Interest accrued on the revolving loan at Euribor (as defined in the agreement) plus 0.25 percent. The Company could select interest periods of one, three or six months. The credit facility expired on December 3, 2008 and the credit facility was repaid in full.

In April 2008, the Company entered into a new Euro 150.0 million unsecured credit facility with Banca Nazionale del Lavoro. This facility is an 18-month revolving credit facility that provides borrowing availability of up to Euro 150.0 million. The amounts borrowed under the revolving facility can be borrowed and repaid until final maturity. Interest accrues at EURIBOR plus 0.375 percent (3.604 percent as of December 31, 2008). The Company can select interest periods of one, three or six months. The final maturity of the credit facility is October 8, 2009. As of December 31, 2008 Euro 150.0 million was borrowed under this facility.

On May 29, 2008, the Company entered into a Euro 250.0 million revolving credit facility, guaranteed by its subsidiary, Luxottica US Holdings Corp. (“US Holdings”), with Intesa Sanpaolo S.p.A., as agent, and Intesa Sanpaolo S.p.A., Banca Popolare di Vicenza S.c.p. A. and Banca Antonveneta S.p.A., as lenders. The final maturity of the credit facility is May 29, 2013. The credit facility will require repayment of equal quarterly installments of Euro 30.0 million of principal starting on August 29, 2011, and a repayment of Euro 40.0 million on the final maturity date. Interest accrues at EURIBOR (as defined in the agreement) plus a margin between 0.40 percent and 0.60 percent based on the “Net Debt/EBITDA” ratio, as defined in the agreement (3.741 percent as of December 31, 2008). As of December 31, 2008 Euro 250.0 million was borrowed under this credit facility.

(b)         On September 3, 2003, US Holdings closed a private placement of US$ 300 million (Euro 215.5 million at the exchange rate as of December 31, 2008) of senior unsecured guaranteed notes (the “Notes”), issued in three series (Series A, Series B and Series C). Interest on the Series A Notes accrued at 3.94 percent per annum and interest on Series B and Series C Notes accrues at 4.45 percent per annum. The Series A and Series B Notes matured on September 3, 2008 and the Series C Notes mature on September 3, 2010. The Series A and Series C Notes require annual repayments beginning on September 3, 2006 through the applicable dates of maturity. The Notes are guaranteed on a senior unsecured basis by the Company and Luxottica S.r.l., a wholly owned subsidiary. The Notes contain certain financial and operating covenants. US Holdings was in compliance with those covenants as of December 31, 2008. In December 2005, US Holdings terminated three interest rate swaps that coincided with the Notes and, as such, the final adjustment to the carrying amount of the hedged interest-bearing financial instruments is being amortized as an adjustment to the fixed-rate debt yield over the remaining life of the debt. The effective interest rate on the Series C Notes outstanding as December 31, 2008, is 5.44 percent for its remaining life. Amounts outstanding under these Notes were Euro 15.6 million and Euro 97.9 million as of December 31, 2008 and 2007, respectively.

On July 1, 2008 US Holdings closed a private placement of US$ 275 million senior unsecured guaranteed notes (the “2008 Notes”), issued in three series (Series A, Series B and Series C).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The principal amounts of Series A, Series B and Series C Notes are US$ 20 million, US$ 127 million and US$ 128 million, respectively. Series A Notes mature on July 1, 2013, Series B Notes mature on July 1, 2015 and Series C Notes mature on July 1, 2018. Interest on the Series A Notes accrues at 5.96 percent per annum, interest on the Series B Notes accrues at 6.42 percent per annum and interest on the Series C Notes accrues at 6.77 percent per annum. The proceeds from the 2008 Notes received on July 1, 2008, were used to repay a portion of the Bridge Loan Facility which was amended on July 1, 2008. In addition, US Holdings extended the amended Bridge Loan (see (e) below) of US$ 150 million for a further 18 months starting from July 1, 2008.

(c)          On June 3, 2004, as amended on March 10, 2006, the Company and US Holdings entered into a credit facility with a group of banks providing for loans in the aggregate principal amount of Euro 1,130 million and US$ 325 million. The five-year facility consists of three Tranches (Tranche A, Tranche B, Tranche C). The March 2006 amendment increased the available borrowings, decreased the interest margin and defined a new maturity date of five years from the date of the amendment for Tranche B and Tranche C. On February 2007, the Company exercised an option included in the amendment to the term and revolving facility to extend the maturity date of Tranches B and C to March 2012. On February 2008, the Company exercised an option included in the amendment to the term and revolving facility to extend the maturity date of Tranches B and C to March 2013. Tranche A is a Euro 405 million amortizing term loan requiring repayment of nine equal quarterly installments of principal of Euro 45 million beginning in June 2007, which is to be used for general corporate purposes, including the refinancing of existing Luxottica Group S. p. A. debt as it matures. Tranche B is a term loan of US$ 325 million which was drawn upon on October 1, 2004 by US Holdings to finance the purchase price of the acquisition of Cole. Amounts borrowed under Tranche B will mature in March 2013. Tranche C is a Revolving Credit Facility of Euro 725 million-equivalent multi-currency (Euro/US Dollar). Amounts borrowed under Tranche C may be repaid and reborrowed with all outstanding balances maturing in March 2013. The Company can select interest periods of one, two, three or six months with interest accruing on Euro-denominated loans based on the corresponding Euribor rate and US Dollar denominated loans based on the corresponding LIBOR rate, both plus a margin between 0.20 percent and 0.40 percent based on the “Net Debt/EBITDA” ratio, as defined in the agreement. The interest rate on December 31, 2008 was 4.166 percent for Tranche A, 4.874 percent for Tranche B, 1.189 percent on Tranche C amounts borrowed in US Dollars and 3.397 percent on Tranche C borrowed in Euro. The credit facility contains certain financial and operating covenants. The Company was in compliance with those covenants as of December 31, 2008. Under this credit facility, Euro 1,001.4 million and Euro 1,059.9 million was borrowed as of December 31, 2008 and 2007, respectively.

In June 2005, the Company entered into nine interest rate swap transactions with an aggregate initial notional amount of Euro 405 million with various banks which will decrease by Euro 45 million every three months starting on June 3, 2007 (the “Club Deal Swaps”). These swaps will expire on June 3, 2009. The Club Deal Swaps were entered into as a cash flow hedge on Tranche A of the credit facility discussed above. The Club Deal Swaps exchange the floating rate of Euribor for an average fixed rate of 2.565. percent per annum. The ineffectiveness of cash flow hedges was tested at the inception date and at least every three months. The results of the tests indicated that the cash flow hedges are highly effective. As a consequence approximately Euro 0.17 million, net of taxes, is included in other comprehensive income as of December 31, 2008. Based on current interest rates and market conditions, the estimated aggregate amount to be recognized as earnings from other comprehensive income for these cash flow hedges in fiscal 2009 is approximately Euro 0.07 million, net of taxes. During the third quarter of 2007 the Group entered into 13 interest rate swap transactions with an aggregate initial notional amount of US$ 325.0 million with various banks (“Tranche B Swaps”). These swaps will expire on March 10, 2012. The Tranche B Swaps were entered into as a cash flow hedge on Tranche B of the credit facility discussed above. The Tranche B Swaps exchange the floating rate of Libor for an average fixed rate of 4.616 percent per annum. The ineffectiveness of cash flow hedges was tested

ANNUAL REPORT 2008

at the inception date and at least every three months. The results of the tests indicated that the cash flow hedges are highly effective. As a consequence approximately US$ (17.3) million, net of taxes, is included in other comprehensive income as of December 31, 2008. Based on current interest rates and market conditions, the estimated aggregate amount to be recognized as earnings from other comprehensive income for these cash flow hedges in fiscal 2009 is approximately US$ (6.3) million, net of taxes.

(d)         Other loans consist of several small credit agreements. Certain subsidiaries’ fixed assets are pledged as collateral for such loans.

(e)          On November 14, 2007, the Group completed the merger with Oakley for a total purchase price of approximately US$ 2.1 billion. In order to finance the acquisition of Oakley, on October 12, 2007 the Company and its subsidiary US Holdings entered into two credit facilities with a group of banks providing for certain term loans and a bridge loan for an aggregate principal amount of US$ 2.0 billion. The term loan facility is a term loan of US$ 1.5 billion, with a five-year term, with options to extend the maturity on two occasions for one year each time. The term loan facility is divided into two facilities, Facility D and Facility E. Facility D consists of an amortizing term loan in an aggregate amount of US$ 1.0 billion, made available to US Holdings, and Facility E consists of a bullet term loan in an aggregate amount of US$ 500 million, made available to the Company. Each facility has a five-year term, with options to extend the maturity date on two occasions for one year each time. Interest accrues on the term loan at LIBOR plus 20 to 40 basis points based on “Net Debt to EBITDA” ratio, as defined in the agreement (1.545 percent for Facility D and 2.346 percent for Facility E on December 31, 2008). On September 2008, the Company exercised an option included in the agreement to extend the maturity date of Tranches D and E to October 12, 2013. These credit facilities contain certain financial and operating covenants. The Company was in compliance with those covenants as of December 31, 2008. US$ 1,500.0 million was borrowed under this credit facility as of December 31, 2008.

During the third quarter of 2007 the Group entered into ten interest rate swap transactions with an aggregate initial notional amount of US$ 500.0 million with various banks (“Tranche E Swaps”). These swaps will expire on October 12, 2012. The Tranche E Swaps were entered into as a cash flow hedge on Facility E of the credit facility discussed above. The Tranche E Swaps exchange the floating rate of Libor for an average fixed rate of 4.26 percent per annum. The ineffectiveness of cash flow hedges was tested at the inception date and at least every three months. The results of the tests indicated that the cash flow hedges are highly effective. As a consequence approximately US$ (30.1) million, net of taxes, is included in other comprehensive income as of December 31, 2008. Based on current interest rates and market conditions, the estimated aggregate amount to be recognized in earnings from other comprehensive income for these cash flow hedges in fiscal 2009 is approximately US$ (9.5) million, net of taxes.

During the fourth quarter of 2008 US Holdings entered into ten interest rate swap transactions with an aggregate initial notional amount of US$ 500.0 million with various banks (“Tranche D Swaps”). The last maturity of these swaps will be October 12, 2012. The Tranche D Swaps were entered into as a cash flow hedge on Facility D of the credit facility discussed above. The Tranche D Swaps exchange the floating rate of Libor for an average fixed rate of 2.77 percent per annum. The ineffectiveness of cash flow hedges was tested at the inception date and at least every three months. The results of the tests indicated that the cash flow hedges are highly effective. As a consequence approximately US$ (10.7) million, net of taxes, is included in other comprehensive income as of December 31, 2008. Based on current interest rates and market conditions, the estimated aggregate amount to be recognized in earnings from other comprehensive income for these hedges in fiscal 2009 is approximately US$ (4.7) million, net of taxes. The short term bridge loan facility was for an aggregate principal amount of US$ 500 million. Interest accrued on the short term bridge loan at LIBOR (as defined in the agreement) plus 0.15 percent. The final maturity of the credit facility was eight months from the first utilization date. On April 29, 2008, the Company and its subsidiary US Holdings entered into an amendment and transfer agreement to the US$ 500.0 million short-term bridge loan facility entered into to finance the Oakley acquisition. The

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

terms of this amendment and transfer agreement, among other things, reduced the total facility amount from US$ 500.0 million to US$ 150.0 million, effective on July 1, 2008, and provided for a final maturity date that is 18 months from the effective date of the agreement. From July 1, 2008, interest accrues at LIBOR (as defined in the agreement) plus 0.60 percent (4.6525 percent as of December 31,2008). As of December 31, 2008 US$ 150.0 million was borrowed under this facility.

Long-term debt, including capital lease obligations, matures in the years subsequent to December 31, 2008 as follows (thousands of Euro):

Years ended December 31

2009	286,213
2010	260,601
2011	257,978
2012	511,564
2013	1,305,686
Thereafter	183,460
Total	2,805,502

10. EMPLOYEE BENEFITS

Liability for Termination Indemnities. With regards to staff leaving indemnities (“TFR”), Italian law provides for severance payments to employees upon dismissal, resignation, retirement of other termination of employment. TFR, through December 31, 2006, was considered an unfunded defined benefit plan. Therefore, through December 31, 2006, the Company accounted for the defined benefit plan in accordance with EITF 88-1, “Determination of Vested Benefit Obligation for a Defined Benefit Pension Plan,” using the option to record the vested benefit obligation, which is the actuarial present value of the vested benefits to which the employee would be entitled if the employee retired, resigned or were terminated as of the date of the financial statements.

Effective January 1, 2007, the TFR system was reformed, and under the new law, employees are given the ability to choose where the TFR compensation is invested, whereas such compensation otherwise would be directed to the National Social Security Institute or Pension Funds. As a result, contributions under the reformed TFR system are accounted for as a defined contribution plan. The liability accrued until December 31, 2006 continues to be considered a defined benefit plan, therefore each year, the Company adjusts its accrual based upon headcount and inflation and excluding the changes in compensation level. There are also some termination indemnities in other countries which are provided through payroll tax and other social contributions in accordance with local statutory requirements. The related charges to earnings for the years ended December 31, 2008, 2007 and 2006 were Euro 17.9 million, Euro 15.4 million and Euro 12.9 million respectively.

Qualified Pension Plans. During fiscal years 2008, 2007, and 2006, the Company continued to sponsor a qualified noncontributory defined benefit pension plan, the Luxottica Group Pension Plan (“Lux Plan”), which provides for the payment of benefits to eligible past and present employees of the Company upon retirement. Pension benefits are accrued based on length of service and annual compensation under a cash balance formula.

The Lux Plan was amended effective January 1, 2006, granting eligibility to associates who work in the Cole Vision stores, field management, and the related labs and distribution centers. Additionally, the Company amended the pension accrual formula for the Cole associates, as well as all new hires for the Company. The new formula has a more gradual benefit accrual pattern and incorporates changes to the vesting schedule as required by the Pension Plan Protection Act of 2006.

ANNUAL REPORT 2008

As of the effective date of the Cole acquisition, the Company assumed sponsorship of the Cole National Group, Inc. Retirement Plan (“Cole Plan”). This was a qualified noncontributory defined benefit pension plan that covered Cole employees who met eligibility service requirements and were not members of certain collective bargaining units. In January 2002, the Cole Plan was frozen for all participants. The average pay for all participants was frozen as of March 31, 2002, and covered compensation was frozen as of December 31, 2001. Benefit service was also frozen as of March 31, 2002, except for those who were age 50 with 10 years of benefit service as of that same date, whose service will continue to increase as long as they remain employed by the Company. As of December 31, 2007, the Cole Plan was merged into the Lux Plan. The projected benefit obligation and fair value of net assets transferred on such date were Euro 34.2 million (US$ 49.9 million) and Euro 37.6 million (US$ 54.9 million), respectively. Upon the merger, there were no changes to the provisions or benefit formulas of the Lux Plan.

Nonqualified Pension Plans and Agreements. The Company also maintains a nonqualified, unfunded supplemental executive retirement plan (“SERP”) for participants of its qualified pension plan to provide benefits in excess of amounts permitted under the provisions of prevailing tax law. The pension liability and expense associated with this plan are accrued using the same actuarial methods and assumptions as those used for the qualified pension plan.

Starting January 1, 2006, this plan’s benefit provisions were amended to mirror the changes made to the Company’s qualified pension plan.

A subsidiary of the Company sponsors the Cole National Group, Inc. Supplemental Pension Plan. This plan is a nonqualified unfunded SERP for certain participants of the Cole pension plan who were designated by the Board of Directors of Cole on the recommendation of Cole’s chief executive officer at such time. This plan provides benefits in excess of amounts permitted under the provisions of the prevailing tax law. The pension liability and expense associated with this plan are accrued using the same actuarial methods and assumptions as those used for the qualified pension plan.

The following tables provide key information pertaining to the Company’s pension plans and SERPs. During the fiscal year 2008, the Company adopted a December 31 measurement date for these plans as required by SFAS 158. The Company used a September 30 measurement date for fiscal 2007 (thousands of Euro).

	Pension Plans		SERP
Obligation and funded status	2008	2007	2008	2007

Change in benefit obligations:
Benefit obligation - beginning of period	266,786	272,248	10,095	8,320
Service cost	21,666	16,449	679	504
Interest cost	21,210	15,606	870	589
Actuarial (gain)/loss	55	(1,690)	92	1,871
Benefits paid	(11,111)	(8,573)	(294)	(219)
Translation difference	14,914	(27,254)	573	(970)
Benefit obligation - end of period	313,520	266,786	12,015	10,095

	SERP
Pension Plans	2008	2007	2008	2007

Change in plan assets:
Fair value of plan assets - beginning of period	226,575	216,792
Actual return on plan assets	(55,679)	24,203
Employer contribution	16,318	16,717	294	219
Benefits paid	(11,111)	(8,573)	(294)	(219)
Translation difference	8,276	(22,564)
Fair value of plan assets - end of period	184,379	226,575

Funded status	(129,141)	(40,211)	(12,015)	(10,095)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Amounts recognized in the consolidated balance sheets as of December 31, 2008 and 2007, consist of the following (thousands of Euro):

	Pension Plans		SERP
Obligation and funded status	2008	2007	2008	2007

Liabilities:
Current liabilities	—	—	443	770
Noncurrent liabilities	129,141	40,211	11,572	9,325
Total accrued pension liabilities	129,141	40,211	12,015	10,095

Other comprehensive income:
Net loss	104,015	28,380	3,535	3,898
Prior service cost	217	283	5	17
Contributions after measurement date	—	—		5
Accumulated other comprehensive income	104,232	28,663	3,540	3,920

The accumulated benefit obligations for the pension plans and SERPs as of December 31, 2008 and September 30, 2007 and 2006 were as follows (thousands of Euro):

	Pension plans			SERP
	2008	2007	2006	2008	2007	2006

Accumulated benefit obligations	288,828	245,829	255,239	10,124	7,989	6,542

Components of net periodic benefit cost and other amounts recognized in other comprehensive income

Net periodic benefit cost:
Service cost	17,333	16,449	13,326	543	504	335
Interest cost	16,968	15,606	15,090	696	589	442
Expected return on plan assets	(17,256)	(16,703)	(15,837)
Amortization of actuarial loss	1,174	2,640	3,277	342	413	299
Amortization of prior service cost	52	547	561	(9)	9	10

Net periodic benefit cost	18,271	18,539	16,417	1,572	1,515	1,086

Adjustment due to change in measurement date	4,568			397

Other changes in plan assets and benefit obligations recognized in other comprehensive income:
Net loss (gain)	77,303	(9,191)	4,518	92	1,871	1,831
Prior service cost			297

Amortization of actuarial loss	(1,467)	(2,640)	(3,277)	(427)	(413)	(299)
Amortization of prior service cost	(64)	(547)	(561)	(11)	(9)	(10)

Total recognized in other comprehensive income	75,772	(12,378)	977	(346)	1,449	1,522

Total	98,611	6,161	17,394	1,623	2,964	2,608

ANNUAL REPORT 2008

The estimated net loss and prior service cost for the defined benefit pension plans that will be amortized from accumulated OCI into net periodic benefit cost over the next fiscal year are Euro 2.0 million and Euro 0.1 million, respectively. The estimated net loss and prior service cost for the SERPs that will be amortized from accumulated OCI into net periodic benefit cost over the next fiscal year are Euro 0.2 million and Euro 0.0 million, respectively.

	Pension plans		SERP
Assumptions	2008	2007	2008	2007

Weighted-average assumption used to determine benefit obligations:
Discount rate	6.30%	6.50%	6.30%	6.50%
Rate of compensation increase	6%/5%/4%	6%/5%/4%	6%/5%/4%	6%/5%/4%

Weighted-average assumption used to determine net periodic benefit cost for years ended December 31, 2008 and 2007:
Discount rate	6.50%	6.00%	6.50%	6.00%
Expected long-term return on plan assets	8.00%	8.25%	N/A	N/A
Rate of compensation increase	6%/5%/4%	6%/5%/4%	6%/5%/4%	6%/5%/4%
Mortality table	RP-2000	RP-2000	RP-2000	RP-2000

The Company uses an assumption for salary increases based on a graduated approach of historical experience. The Company’s experience shows salary increases that typically vary by age.

Our actuaries use the RP-2000 Mortality Table, which includes death rates for each age, in estimating the amount of pension benefits that will become payable.

For 2008, the Company’s long-term rate of return assumption on the pension plans’ assets was 8.00%. In developing this assumption, the Company considered input from its third-party pension asset managers, investment consultants, and plan actuaries, including their review of asset class return expectations and long-term inflation assumptions. The Company also considered the pension plans’ historical average return over various periods of time (through September 30, 2008). The resulting assumption was also benchmarked against the assumptions used by other U.S. corporations as reflected in several surveys to determine consensus thinking at that time on this assumption.

Plan Assets - The pension plan’s target and actual asset allocations at December 31, 2008 and September 30, 2007, by asset category are as follows:

		Plan assets at	Plan assets at
	Asset allocation	December 31, 2008	September 30, 2007
	target	Lux plan	Lux plan	Cole plan
Asset category
Equity securities	65%	57%	63%	72%
Debt securities	35%	42%	35%	27%
Other	—%	1%	2%	1%

Total	100%	100%	100%	100%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Lux Plan’s investment policy defines the target allocation as mentioned in the above table as well as a range of possible allocations. The range of allocation to equity securities is 58% to 72% and the range of allocation to debt securities is 32% to 38%. The actual allocation percentages at any given time may vary from the targeted amounts due to changes in stock and bond valuations as well as timing of contributions to, and benefit payments from, the pension plan trusts. Beginning in September 2008, the global capital markets took a downward turn and have since become extremely volatile. This volatility is evident in the year-end market values of plan assets. Upon direction from the plan’s administrator, the Luxottica Group’s Employee Retirement Income Security Act of 1974 (“ERISA”) Plans Compliance and Investment Committee, it was decided to refrain from an actual rebalancing of the plan’s assets until the markets become more stable.

Plan assets are invested in diversified portfolios consisting of an array of asset classes within the above target allocations and using a combination of active strategies. Active strategies employ multiple investment management firms. Risk is controlled through diversification among asset classes, managers, styles, market capitalization (equity investments), and individual securities. Certain transactions and securities are not authorized to be conducted or held in the pension trusts, such as ownership of real estate other than real estate investment trusts, commodity contracts, and American Depositary Receipts (“ADRs”) or common stock of the Company. Risk is further controlled both at the asset class and manager level by assigning benchmarks and excess return targets. The investment managers are monitored on an ongoing basis to evaluate performance against the established market benchmarks and return targets. The defined benefit pension plans have an investment policy that was developed to serve as a management tool to provide the framework within which the fiduciary’s investment decisions are made, establish standards to measure investment manager’s performance, outline the roles and responsibilities of the various parties involved, and describe the ongoing review process.

Benefit Payments. The following estimated future benefit payments, which reflect expected future service, are expected to be paid in the years indicated (thousands of Euro):

	Pension	Supplemental
	plan	plans

2009	10,677	442
2010	11,314	560
2011	12,395	558
2012	13,670	948
2013	15,276	1,179
2014-2018	92,668	4,746

Contributions. The Company expects to contribute Euro 26.9 million to its pension plan and Euro 0.4 million to the SERP in 2009.

Other benefits. The Company provides certain postemployment medical, disability, and life insurance benefits. The Company’s accrued liability related to this obligation as of December 31, 2008 and 2007, was Euro 1.6 million and Euro 1.4 million, respectively, and is included in other long term liabilities on the consolidated balance sheets.

The Company sponsors a tax incentive savings plan covering all full-time employees. The Company makes quarterly contributions in cash to the plan based on a percentage of employees’ contributions. Additionally, the Company may make an annual discretionary contribution to the plan, which may be made in the Parent Company’s ADRs or cash. Aggregate contributions made to the tax incentive savings plan by the Company were Euro 8.8 million and Euro 8.1 million for fiscal 2008 and 2007, respectively. For fiscal 2008 and 2007, these contributions did not include a discretionary match.

ANNUAL REPORT 2008

Upon the acquisition of Oakley, effective November 14, 2007, the Company also sponsors a tax incentive savings plan for all United States Oakley associates with at least six months of service. This plan is funded by employee contributions with the Company matching a portion of the employee contribution. Company contributions to the plan for fiscal 2008 and for the period November 14, 2007 through December 31, 2007, were Euro 1.2 million and Euro 0.1 million, respectively.

The Company sponsors the following additional other benefit plans, which cover certain present and past employees of the Cole companies acquired:

•       Cole provides, under individual agreements, postemployment benefits for continuation of health care benefits and life insurance coverage to former employees after employment. As of December 31, 2008 and 2007, the accrued liability, related to these benefits, was Euro 0.7 million and Euro 1.0 million, respectively, and is included in “other long term liabilities” on the consolidated balance sheet.

•       The Company sponsors a tax incentive savings plan covering all full-time employees in Puerto Rico. The Company makes quarterly contributions in cash to the plan based on a percentage of employee’s contributions. The Company may make an annual discretionary contribution to the plan, which may be made in the Parent Company’s ADRs or cash. In 2008 and 2007, contributions to the plan were immaterial. For fiscal 2008 and 2007, these contributions did not include a discretionary match.

•       Cole established and maintains the Cole National Group, Inc. Supplemental Retirement Benefit Plan, which provides supplemental retirement benefits for certain highly compensated and management employees who were previously designated by the former Board of Directors of Cole as participants. This is an unfunded noncontributory defined contribution plan. Each participant’s account is credited with interest earned on the average balance during the year. This plan was frozen as to future salary credits on the effective date of the Cole acquisition in 2004. The plan liability of Euro 1.0 million and Euro 1.0 million at December 31, 2008 and 2007, respectively, is included in “other long term liabilities” on the consolidated balance sheets.

Other defined contribution plan. The Company continues to participate in superannuation plans in Australia and Hong Kong. The plans provide benefits on a defined contribution basis for employees on retirement, resignation, disablement or death. Contributions to defined contribution superannuation plans are recognized as an expense as the contributions are paid or become payable to the fund. Contributions are accrued based on legislated rates and annual compensation.

Certain employees of the Company located outside the United States are covered by state sponsored postemployment benefit plans. These plans are generally funded in conformity with the applicable local government regulations and amounts are expensed as contributions accrue. The aggregate liability to the Company for these foreign postemployment benefit plans as of December 31, 2008 and 2007, was immaterial.

Health benefit plans. The Company partially subsidizes health care benefits for U. S. eligible retirees. Employees generally become eligible for retiree health care benefits when they retire from active service between the ages of 55 and 65. Benefits are discontinued at age 65.

As of the Cole acquisition date, the Company assumed a liability for a postretirement benefit plan maintained by Cole in connection with its acquisition of Pearle in 1996. This plan was closed to new participants at the time of Cole’s acquisition of Pearle. Under this plan, the eligible former employees are provided life insurance and certain health care benefits, which are partially subsidized by Cole. Medical benefits under this plan can be maintained past age 65. Effective January 1, 2008, the Cole postretirement benefit plan was merged into the Luxottica Group Postretirement Medical Benefits Program (“Lux Postretirement Plan”). The projected benefit obligation transferred on such date was Euro 2.2 million. Upon the merger, there were no changes to provisions of the Lux Postretirement Plan.

Amounts recognized in the consolidated balance sheets as of December 31, 2008 and 2007, consist of the following (thousands of Euro):

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	2008	2007

Liabilities:
Current liabilities	157	173
Noncurrent liabilities	2,773	3,260
Total accrued postretirement liabilities	2,930	3,433

Amounts recognized in accumulated OCI are immaterial.

Benefit payments. The following estimated future benefit payments for the health benefit plans, which reflect expected future service, are estimated to be paid in the years indicated (thousands of Euro):

Years ending December 31,

2009	157
2010	171
2011	192
2012	206
2013	215
2014-2018	1,275

Contributions. The expected contributions for 2009 are expected to be immaterial for both the Company and aggregate employee participants.

For 2008, an 11.0% (11.5% for 2007) increase in the cost of covered health care benefits was assumed. This rate was assumed to decrease gradually to 5% for 2020 and remain at that level thereafter. The health care cost trend rate assumption could have a significant effect on the amounts reported. A 1% increase or decrease in the health care trend rate would not have a material impact on the consolidated financial statements. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 6.3% at December 31, 2008 and 6.5% at September 30, 2007.

The weighted-average discount rate used in determining the net periodic benefit cost for 2008 and 2007, was 6.5%, and 6.00%, respectively.

Implementation of SFAS No. 158

As required by SFAS 158, during fiscal 2008 the Company adopted a December 31 measurement date for the Lux Plan, SERP and the Lux Postretirement Plan. As a result of this change in measurement date, the adjustment to retained earnings net of tax related to the Lux Plan, the SERP and Lux Postretirement Plan was a decrease of Euro 2.8 million, Euro 0.2 million and Euro 0.1 million, respectively. The impact to accumulated other comprehensive Income net of tax related to the Lux Plan and the SERP plans was an increase of Euro 0.2 million, Euro 0.0 million and Euro 0.0 million, respectively.

11. STOCK OPTION AND INCENTIVE PLANS

Stock option plan. Beginning in April 1998, certain officers and other key employees of the Company and its subsidiaries were granted stock options of Luxottica Group S.p.A. under the Company’s stock option plans (the “plans”). The aggregate number of shares permitted to be granted under these plans to the employees is 24,714,600. The Company believes that the granting of options to these key employees strengthens their loyalty and recognizes their contribution to the Group’s success. Prior to 2006, under the older plans the stock options were granted at a price that was equal to or greater than market value of the shares at the date of grant. Under the 2005 and 2006 plans, options were granted at

ANNUAL REPORT 2008

the greater of either (i) the previous 30 day average stock price immediately before the date of grant or (ii) the price on the grant date depending on certain regulatory requirements of the country where the employee receiving the option is located. These options become exercisable in either three equal annual installments, two equal annual installments in the second and third years of the three-year vesting period or 100 percent vesting on the third anniversary of the date of grant. Certain options may contain accelerated vesting terms if there is a change in ownership (as defined in the plans).

The Company adopted SFAS No. 123(R), Share-Based Payment, as of January 1, 2006, and at such point began expensing stock options over their requisite service period based on their fair value as of the date of grant. For the years ended December 31, 2008, 2007 and 2006, Euro 7.5 million, Euro 7.8 million and Euro 7.0 million, respectively, of compensation expense has been recorded for these plans.

A summary of option activity under the Plans as of December 31, 2008, and changes during the year then ended is as follows:

		Weighted average	Weighted average
	Number	exercise price	remaining	Aggregate
	of options	(denominated	contractual	intrinsic value
	outstanding	in Euro)	terms	(Euro 000)

Outstanding as of December 31, 2007	9,113,913	16.61
Granted	2,020,500	18.08
Forfeitures	(248,800)	10.89
Exercised	(724,613)	8.65
Outstanding as of December 31, 2008	10,161,000	13.89	5.51	3,611
Exercisable at December 31, 2008	5,708,000	14.57	3.75	3,611

The weighted-average fair value of grant-date fair value options granted during the years 2008, 2007 and 2006 was Euro 5.02, Euro 6.03 and Euro 5.72, respectively.

The fair value of the stock options granted was estimated at the date of grant using a binomial lattice model. The following table presents the weighted - average assumptions used in the valuation and the resulting weighted average fair value per option granted:

	2008	2007	2006

Dividend yield	1.65%	1.43%	1.33%
Risk-free interest rate	3.63%	3.91%	3.11%
Expected option life (years)	6.27	5.7	5.8
Expected volatility	26.93%	23.70%	25.91%
Weighted average fair value (Euro)	5.02	6.03	5.72

Expected volatilities are based on implied volatilities from traded share options on the Company’s stock, historical volatility of the Company’s share price, and other factors. The expected option life is based on the historical exercise experience for the Company based upon the date of grant and represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the U. S. Federal Treasury or European government bond yield curve, as appropriate, in effect at the time of grant.

As of December 31, 2008 there was Euro 10.2 million of total unrecognized compensation cost related to non-vested share-based compensation arrangements; that cost is expected to be recognized over a period of 1.8 years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Stock Performance Plans. In October 2004, under a Company performance plan, the Company granted options to acquire an aggregate of 1,000,000 shares of the Company to certain employees of the North American Luxottica Retail Division which vested and became exercisable on January 31, 2007 as certain financial performance measures were met over the period ending December 2006. For the years ended December 31, 2008, 2007 and 2006 Euro 0.0 million, Euro 0.2 million and Euro 1.9 million, respectively, of compensation expense has been recorded for this plan.

In September 2004, the Company’s Chairman and majority shareholder, Mr. Leonardo Del Vecchio, allocated shares held through La Leonardo Finanziaria S.r.l., an Italian holding company of the Del Vecchio family, representing, at that time, 2.11 percent (or 9.6 million shares) of the Company’s currently authorized and issued share capital, to a stock option plan for top management of the Company at an exercise price of Euro 13.67 per share. The stock options to be issued under the stock option plan vested upon meeting certain economic objectives in June 2006. For the year ended December 31, 2006 Euro 21.4 million of compensation expense has been recorded for this plan.

In July 2006, under a Company performance plan, the Company granted options to acquire an aggregate of 13,000,000 shares of the Company to certain top management positions throughout the Company which vest and become exercisable as certain financial performance measures are met. Upon vesting the employee will be able to exercise such options until they expire in 2016. Currently it is expected that these performance conditions will be met. If these performance measures are not expected to be met no additional compensation costs will be recognized and previous compensation costs recognized will be reversed. In 2008 management revisited their estimate of the period when the targeted performance measures are likely to be met. Based on the new estimate the vesting period has been postponed to December 31, 2013. For the years ended December 31, 2008, 2007 and 2006, Euro 3.0 million, Euro 34.1 million and Euro 17.6 million, respectively, of compensation expense has been recorded for these plans. A summary of option activity under the performance plans as of December 31, 2008, and changes during the year then ended are as follows:

		Weighted average	Weighted average
	Number	exercise price	remaining	Aggregate
	of options	(denominated	contractual	intrinsic value
Performance Plans	outstanding	in Euro)	Terms	(Euro 000s)
Outstanding as of December 31, 2007	22,670,000	18.01
Granted	1,203,600
Forfeitures	(100,000)	22.09
Exercised	(20,000)	12,64
Outstanding as of December 31, 2008	23,753,600	17.1	6.37	15,362
Exercisable at December 31, 2008	9,650,000	13.66	5.55	15,362

The weighted-average fair value of grant-date fair value options granted during the year 2006 was Euro 5.13. There were no performance grants issued in 2007. In May 2008, a Performance Shares Plan for top managers within the Group as identified by the Board of Directors of the Group (the “Board”) (the “2008 PSP”) was adopted. The 2008 PSP is intended to strengthen the loyalty of the Group’s key employees and to recognize their contribution to the Group’s success on a medium-to long-term basis. The beneficiaries of the 2008 PSP are granted the right to receive ordinary shares, without consideration, at the end of the three-year vesting period, and subject to achievement of certain financial target as defined by the Board. The 2008 PSP has a term of five years, during which time the Board may resolve to issue different grants to the 2008 PSP’s beneficiaries. The 2008 PSP covers a maximum of 6,500,000 ordinary shares. Each annual grant will not exceed 2,000,000 ordinary shares. On May 13, 2008, the Board granted 1,203,600 rights to receive ordinary shares. Management believes that based, on the current estimates, the Group

ANNUAL REPORT 2008

performance targets as defined by the plan will not be achieved. Accordingly no compensation expense plan has been recorded in 2008 for this plan.

The fair value of the stock options granted was estimated at the date of grant using a binomial lattice model. The following table presents the weighted - average assumptions used in the valuation and the resulting weighted average fair value per option granted:

	2008		2006
	PSP	2007	Plan I	Plan II
			(a)	(b)
Dividend yield	1.65%	—	1.33%	1.33%
Risk-free interest rate	3.96%	—	3.88%	3.89%
Expected option life (years)	2.10	—	5.36	5.53
Expected volatility	30.41%	—	26.63%	26.63%
Weighted average fair value (Euro)	17.67	—	6.15	5.8

(a) Stock Performance Plan issued in July 2006 for a total of 9,500,000 options granted

(b) Stock Performance Plan issued in July 2006 for a total of 3,500,000 options granted

As of December 31, 2008 there was Euro 14.8 million of total unrecognized compensation cost related to non-vested share-based compensation arrangements; that cost is expected to be recognized over a period of 5 years.

Cash received from option exercises under all share-based arrangements and actual tax benefits realized for the tax deductions from option exercises are disclosed in the consolidated statements of shareholders’ equity.

12. SHAREHOLDERS’ EQUITY

In May 2008 and June 2007, the Company’s Annual Shareholders Meetings approved cash dividends of Euro 223.6 million and Euro 191.1 million, respectively. These amounts became payable in May 2008 and June 2007, respectively. Italian law requires that five percent of net income be retained as a legal reserve until this reserve is equal to one-fifth of the issued share capital. As such, this legal reserve is not available for dividends to the shareholders. Legal reserves of the Italian entities included in retained earnings were Euro 5.6 million and Euro 5.5 million at December 31, 2008 and 2007, respectively.

Luxottica Group’s legal reserve roll-forward for fiscal period 2006-2008 is detailed as follows (thousands of Euro):

January 1, 2006	5,477
Increase in fiscal year 2006	36
December 31, 2006	5,513
Increase in fiscal year 2007	23
December 31, 2007	5,536
Increase in fiscal year 2008	18
December 31, 2008	5,554

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Previously the Board of Directors authorized US Holdings to repurchase through the open market up to 21,500,000 ADRs of Luxottica Group S.p.A., representing at that time approximately 4.7 percent of the authorized and issued share capital. As of December 31, 2004, both repurchase programs expired and US Holdings purchased 6,434,786 ADRs (1,911,700 in 2002 and 4,523,786 in 2003) at an aggregate purchase price of Euro 70.0 million (US$ 73.8 million translated at the exchange rate at the time of the transactions). In connection with the repurchase, an amount of Euro 70.0 million is classified as treasury shares in the Company’s consolidated financial statements. The market value of these shares based on the share price as listed on the Milan Stock Exchange at December 31, 2008, is approximately Euro 81.5 million (US$ 113.8 million).

13. SEGMENTS AND RELATED INFORMATION

In accordance with SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, the Company operates in two industry segments: (1) manufacturing and wholesale distribution and (2) retail distribution. Through its manufacturing and wholesale distribution operations, the Company is engaged in the design, manufacture, wholesale distribution and marketing of house brand and designer lines of mid- to premium-priced prescription frames and sunglasses. The Company operates in the retail segment through its Retail Division, consisting of LensCrafters, Sunglass Hut International, OPSM Group Limited and Cole National Corporation. For 2007, Oakley was viewed as a stand alone segment since it was not yet integrated into the wholesale and retail segments.

The following tables summarize the segment and geographic information deemed essential by the Company’s management for the purpose of evaluating the Company’s performance and for making decisions about future allocations of resources.

The “Inter-segment transactions and corporate adjustments” column includes the elimination of inter-segment activities which consist primarily of sales of product from the manufacturing and wholesale segment to the retail segment and corporate related expenses not allocated to reportable segments. Identifiable assets are those tangible and intangible assets used in operations in each segment. Corporate identifiable assets are principally cash, goodwill and trade names.

ANNUAL REPORT 2008

				Inter-segments
				transactions
	Manufacturing			and corporate
(thousands of Euro)	and Wholesale	Retail	Oakley	adjustments		Consolidated

Year ended December 31, 2006
Net sales	1,715,369	3,294,161		(333,374	)(1)	4,676,156
Income from operations	445,843	431,547		(121,403	)(2)	755,987
Capital expenditure	108,117	164,063				272,180
Depreciation & amortization	57,331	122,403		41,063	(3)	220,797
Identifiable assets	1,853,144	1,343,482		1,772,252	(4)	4,968,878

Year ended December 31, 2007
Net sales	1,992,740	3,233,802	86,964	(347,452	)(1)	4,966,054
Income from operations	527,991	361,809	3,717	(60,204	)(2)	833,313
Capital expenditure	112,973	213,293	8,503			334,769
Depreciation & amortization	68,981	118,100	7,682	38,050	(3)	232,813
Identifiable assets	2,321,204	1,405,299	1,937,292	1,493,471	(4)	7,157,266

Year ended December 31, 2008
Net sales	2,472,330	3,109,146		(379,865	)(1)	5,201,611
Income from operations	545,507	291,469		(87,213	)(2)	749,763
Capital expenditure	125,489	170,947				296,436
Depreciation & amortization	85,987	123,129		55,822	(3)	264,938
Identifiable assets	2,750,081	1,528,410		3,026,734	(4)	7,305,225

(1) Inter-segment elimination of net sales relates to intercompany sales from the manufacturing and wholesale segment to the retail segment.

(2) Inter-segment elimination of Income from operations mainly relates to depreciation and amortization of corporate identifiable assets and profit-in-stock elimination for frames manufactured by the wholesale Segment and included in the retail segment inventory.

(3) Corporate adjustments to depreciation and amortization relate to depreciation and amortization of corporate assets.

(4) Corporate adjustments to identifiable assets include mainly the net value of goodwill and trade names of acquired retail businesses.

The geographic segments include Italy, the main manufacturing and distribution base, United States and Canada (which includes the United States of America, Canada and Caribbean islands), Asia Pacific (which includes Australia, New Zealand, China, Hong Kong and Japan) and Other (which includes all other geographic locations including Europe (excluding Italy), South and Central America and the Middle East). Sales are attributed to geographic segments based on the legal entity domicile where the sale is originated.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Thousands of Euro)		United States (6)			Adjustments
Year ended December 31,	Italy (6)	and Canada	Asia Pacific (6)	Other (6)	and eliminations	Consolidated

2006
Net sales (5)	1,321,887	3,076,503	603,640	761,955	(1,087,829)	4,676,156
Income from operations	389,275	331,002	33,841	79,397	(77,528)	755,987
Long lived assets, net	280,692	387,861	110,099	8,549	—	787,201
Identifiable assets	1,331,719	2,675,833	748,305	388,825	(175,804)	4,968,878

2007
Net sales (5)	1,506,077	3,073,086	685,561	1,114,429	(1,413,098)	4,966,054
Income from operations	377,799	324,167	57,191	127,761	(53,605)	833,313
Long lived assets, net	326,978	575,566	134,435	20,803		1,057,782
Identifiable assets	1,894,546	4,839,680	804,786	752,818	(1,134,565)	7,157,266

2008
Net sales (5)	1,379,599	3,376,294	729,050	1,307,631	(1,590,963)	5,201,611
Income from operations	290,697	332,564	53,262	133,018	(59,778)	749,763
Long lived assets, net	348,016	655,393	141,339	25,950		1,170,698
Identifiable assets	1,731,022	4,914,282	790,691	858,380	(989,150)	7,305,225

(5) No single customer represents five percent or more of sales in any year presented.

(6) Sales, income from operations and identifiable assets are the result of combination of legal entities located in the same geographic area.

14. FINANCIAL INSTRUMENTS

Concentration of Credit Risk. Financial instruments which potentially expose the Company to concentration of credit risk consist primarily of cash investments and accounts receivable. The Company attempts to limit its credit risk associated with cash equivalents by placing the Company’s cash balances and investments with highly rated banks and financial institutions. With respect to accounts receivable, the Company limits its credit risk by performing ongoing credit evaluations and certain customers may be required to post security in the form of letters of credit. As of December 31, 2008 and 2007, no single customer balances comprised 10 percent or more of the overall accounts receivable balance. However, included in accounts receivable as of December 31, 2008 and 2007, was approximately Euro 12.3 million for both fiscal years, due from the host stores of our license brands retail division. These receivables represent cash proceeds from sales deposited into the host stores bank accounts, which are subsequently forwarded to the Company on a weekly or monthly basis depending on the Company’s contract with the particular host store and are based on contract arrangements that are short-term in length.

Concentration of Supplier Risk. As a result of the OPSM and Cole acquisitions, Essilor S.A. has become one of the largest suppliers to the Company’s Retail Division. For the 2008, 2007 and 2006 fiscal years, Essilor S.A. accounted for approximately 12.0 percent, 15.0 percent and 15.0 percent of the Company’s total merchandise purchases, respectively. The Company has not signed any specific purchase contract with Essilor. Management believes that the loss of this vendor would not have a significant impact on the future operations of the Company as it could replace this vendor quickly with other third-party suppliers.

ANNUAL REPORT 2008

15. COMMITMENTS AND CONTINGENCIES

Royalty Agreements. Luxottica Group has entered into license agreements to manufacture, design and distribute prescription frames and sunglasses with selected fashion brands.

Under these license agreements, Luxottica Group is required to pay a royalty which generally ranges from five percent to 14 percent of the net sales (as identified in the relevant agreements). Some of these agreements provide also for annual guaranteed minimum payments. Such license agreements also provide for a mandatory marketing contribution that generally amounts to between five and ten percent of net sales (as identified in the relevant agreements). These license agreements typically have terms ranging from three to ten years, but may be terminated early by either party for a variety of reasons, inter alia, non-payment of royalties, failure to meet minimum sales thresholds, product alteration and, under certain agreements, a change in control of Luxottica Group S.p.A.

On April 17, 2008 Luxottica Group announced the signing of a 6-year license agreement for the design, manufacture and distribution of sun eyewear under the Stella McCartney brand; it is renewable for further 5 years. The agreement began on January 1, 2009.

On January 31, 2008 Luxottica Group announced the extension of the license agreement for the design, manufacture and distribution of sun and prescription eyewear under the Chanel brand for another 3 years and it is renewable for an additional period of 3 years.

Minimum payments required in each of the years subsequent to December 31, 2008 are detailed as follows (thousands of Euro):

Year ending December 31,
2009	56,862
2010	34,148
2011	26,291
2012	23,697
2013	24,141
Thereafter	96,872
Total	262,011

Total royalties and related advertising expenses for the fiscal years 2008, 2007 and 2006 aggregated 139.5 million, Euro 181.6 million and Euro 184.1 million, respectively.

Total payments for royalties and related advertising expenses for the fiscal years 2008, 2007 and 2006 aggregated Euro 142.4 million, Euro 278.2 million and Euro 225.1 million, respectively.

Leases. The Company leases through its worldwide subsidiaries various retail store, plant, warehouse and office facilities, as well as certain of its data processing and automotive equipment under operating lease arrangements expiring between 2008 and 2025, with options to renew at varying terms. The lease arrangements for the Company’s U.S. retail locations often include escalation clauses and provisions requiring the payment of incremental rentals, in addition to any established minimums contingent upon the achievement of specified levels of sales volume. In addition, with the acquisition of Cole, the Company operates departments in various host stores paying occupancy costs solely as a percentage of sales. Certain agreements which provide for operations of departments in a major retail chain in the United States contain short-term cancellation clauses.

Total rental expense for each year ended December 31 is as follows (thousands of Euro):

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	2008	2007	2006

Minimum rent	288,743	264,496	236,546
Contingent rent	55,464	60,177	64,091
Sublease income	(26,017)	(38,806)	(35,955)
Total	318,190	285,867	264,682

Future minimum annual rental commitments are as follows (thousands of Euro):

Year ending December 31,

2009	262,662
2010	221,936
2011	186,977
2012	156,085
2013	127,971
Thereafter	348,249
Total	1,303,880

Other commitments. The Company is committed to pay amounts in future periods for endorsement contracts, supplier purchase and other long term commitments. Endorsement contracts are entered into with selected athletes and others who endorse Oakley products. Oakley is often required to pay specified minimal annual commitments and, in certain cases, additional amounts based on performance goals. Certain contracts provide additional incentives based on the achievement of specified goals. Supplier commitments have been entered into with various suppliers in the normal course of business.

Future minimum amounts to be paid for endorsement contracts and supplier purchase commitments at December 31, 2008, are as follows (thousands of Euro):

Year ending December 31,	Endorsement contracts	Supplier commitments

2009	6,121	11,914
2010	2,811	11,898
2011	1,153	2,652
Thereafter	305	486
Total	10,390	26,950

Guarantees. The United States Shoe Corporation, a wholly owned subsidiary of the Company, remains contingently liable on seven store leases in the United Kingdom. These leases were previously transferred to third parties. The third parties have assumed all future obligations of the leases from the date each agreement was signed. However, under the common law of the United Kingdom, the lessor still has the right to seek payment of certain amounts from the Company if unpaid by the new obligor. If the Company is required to pay under these guarantees, it has the right to recover amounts from the new obligor. These leases will expire during various years until December 31, 2015. At December 31, 2008, the maximum amount for which the Company’s subsidiary is contingently liable is Euro 5.2 million.

Cole has guaranteed future minimum lease payments for certain store locations leased directly by franchisees. These guarantees aggregated approximately Euro 3.0 million at December 31, 2008. Performance under a guarantee by the Company is triggered by default of a franchisee on its lease commitment. Generally, these guarantees also extend to payments of taxes and other expenses payable under the leases, the amounts of which are not readily quantifiable. The terms of these guarantees range

ANNUAL REPORT 2008

from one to ten years. Many are limited to periods less than the full term of the lease involved. Under the terms of the guarantees, Cole has the right to assume the primary obligation and begin operating the store. In addition, as part of the franchise agreements, Cole may recover any amounts paid under the guarantee from the defaulting franchisee. The Company has accrued a liability at December 31, 2005 for the estimates of the fair value of the Company’s obligations from guarantees entered into or modified after December 31, 2002, using an expected present value calculation. Such amount is immaterial to the consolidated financial statements as of December 31, 2008 and 2007.

Short-Term credit facilities. As of December 31, 2008 and 2007, Luxottica Group had unused short-term lines of credit of approximately Euro 230.5 million and Euro 291.4 million, respectively.

The Company and its wholly-owned Italian subsidiary Luxottica S.r.l. maintain unsecured lines of credit with primary banks for an aggregate maximum credit of Euro 374.8 million (Euro 467.4 million at December 31, 2007). These lines of credit are renewable annually, can be cancelled at short notice and have no commitment fees. At December 31, 2008 and 2007, these credit lines were utilized for Euro 252.4 million and Euro 312.0 million, respectively.

US Holdings maintains four unsecured lines of credit with four separate banks for an aggregate maximum credit of Euro 111.3 million (US$ 155.0 million). These lines of credit are renewable annually, can be cancelled at short notice and have no commitment fees. At December 31, 2008, there were Euro 46.7 million (US$ 65.0 million) of borrowings outstanding and there were Euro 24.6 million in aggregate face amount of standby letters of credit outstanding under these lines of credit (see below).

The blended average interest rate on these lines of credit is approximately LIBOR plus 0.25 percent.

Outstanding standby letters of credit. A U. S. subsidiary has obtained various standby and trade letters of credit from banks that aggregated Euro 34.2 million and Euro 31.0 million as of December 31, 2008 and 2007, respectively. Most of these letters of credit are used for security in risk management contracts, purchases from foreign vendors or as security on store leases. Most standby letters of credit contain evergreen clauses under which the letter is automatically renewed unless the bank is notified not to renew. Trade letters of credit are for purchases from foreign vendors and are generally outstanding for a period that is less than six months. Substantially all the fees associated with maintaining the letters of credit fall within the range of 50 to 100 basis points annually.

Litigation. The Company and its subsidiaries are involved in the following legal and regulatory proceedings of which the timing and outcomes are inherently uncertain, and such outcomes could have a material adverse effect on the Company’s business, financial position or operating results.

California Vision Health Care Service Plan lawsuit. In March 2002, an individual commenced an action in the California Superior Court for the County of San Francisco against the Company and certain of its subsidiaries, including LensCrafters, Inc. and EYEXAM of California, Inc. The plaintiffs sought to certify this case as a class action. The claims against LensCrafters and EYEXAM alleged various statutory violations relating to the confidentiality of medical information and the operation of LensCrafters’ stores in California, including violations of California laws governing relationships among opticians, optical retailers, manufacturers of frames and lenses and optometrists, and other unlawful or unfair business practices. The action sought unspecified damages, statutory damages of US$ 1,000 per class member, return of profits, restitution of allegedly unjustly obtained sums, punitive damages and injunctive relief, including an injunction that would prohibit defendants from providing eye examinations or other optometric services at LensCrafters stores in California.

The parties reached a settlement that offers a range of benefits, including store vouchers and a cash option, along with certain enhancements to LensCrafters’ business practices. The Court granted final approval of the settlement, and final judgment was entered on August 7, 2008. The settlement became final on October 6, 2008.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Amounts paid to settle this litigation and related costs incurred for the years ended December 31, 2008, 2007 and 2006 were not material.

Cole consumer class action lawsuit. In June 2006, Cole and its subsidiaries were sued by a consumer in a class action that alleged various statutory violations related to the operations of Pearle Vision, Inc. and Pearle Vision Care, Inc. in California. The claims and remedies sought are similar to those asserted in the LensCrafters and EYEXAM case. The parties entered into a settlement agreement, which provides for a store voucher at Pearle Vision or LensCrafters for each class member and the payment of attorneys’ fees and costs. On December 19, 2008, the court granted final approval of the settlement and entered final judgment. The settlement became final on March 17, 2009.

Amounts paid to settle this litigation and related costs incurred for the years ended December 31, 2008, 2007 and 2006 were not material.

Oakley shareholder lawsuit. On June 26, 2007, the Pipefitters Local No. 636 Defined Benefit Plan filed a class action complaint, on behalf of itself and all other shareholders of Oakley, Inc. (“Oakley”), against Oakley and its Board of Directors in California Superior Court, County of Orange. The complaint alleged, among other things, that the defendants violated their fiduciary duties to shareholders by approving Oakley’s merger with Luxottica and claimed that the price per share fixed by the merger agreement was inadequate and unfair. The defendants filed demurrers to the complaint, which the Court granted without prejudice. On September 14, 2007, the plaintiff filed an amended complaint containing the same allegations as the initial complaint and adding purported claims for breach of the duty of candor. Because the Company believed the allegations were without merit, on October 9, 2007, the defendants filed a demurrer to the amended complaint. Rather than respond to that demurrer, the plaintiff admitted that its claims were moot and on January 4, 2008 filed a motion for attorneys’ fees and expenses. The hearing for this motion took place on April 17, 2008. On May 29, 2008, the Court issued a ruling denying the plaintiff’s motion for attorneys’ fees and expenses in its entirety. The court did not rule on the defendants’ demurrer to the amended complaint. On July 11, 2008, the Court entered an order dismissing the action with prejudice and denying the plaintiff’s motion for attorneys’ fees and expenses. The plaintiff has appealed the Court’s May 29, 2008 ruling and the July 11, 2008 order.

Costs associated with this litigation incurred for the years ended December 31, 2008 and 2007, were not material. Management believes, based in part on advice from counsel, that no estimate of the range of possible losses, if any, can be made at this time.

Fair credit reporting act litigation. In January 2007, a complaint was filed against Oakley and certain of its subsidiaries in the United States District Court for the Central District of California, alleging willful violations of the Fair and Accurate Credit Transactions Act related to the inclusion of credit card expiration dates on sales receipts. Plaintiff brought suit on behalf of a class of Oakley’s customers. Oakley denied any liability, and later entered into a settlement arrangement with Plaintiff that resulted in a complete release in favor of the Oakley defendants, with no cash payment to the class members but rather an agreement by Oakley to issue vouchers for the purchase of products at Oakley retail stores during a limited period of time. The settlement also provided for the payment of attorneys’ fees and claim administration costs by the Oakley defendants. An order approving this settlement was entered on November 24, 2008.

Amounts paid to settle this litigation and related costs incurred for the years ended December 31, 2008 and 2007, were not material.

Texas LensCrafters class action lawsuit. In May 2008, two individual optometrists commenced an action against LensCrafters, Inc. and Luxottica Group S.p.A. in the United States District Court for the Eastern District of Texas, alleging violations of the Texas Optometry Act (“TOA”) and the Texas Deceptive Trade Practices Act, and tortious interference with customer relations. The suit alleges that LensCrafters has attempted to control the optometrists’ professional judgment and that certain terms of the optometrists’

ANNUAL REPORT 2008

sub-lease agreements with LensCrafters violate the TOA. The suit seeks recovery of a civil penalty of up to US$ 1,000 for each day of a violation of the TOA, injunctive relief, punitive damages, and attorneys’ fees and costs. In August 2008, plaintiffs filed a first amended complaint, adding claims for fraudulent inducement and breach of contract. In October 2008, plaintiffs filed a second amended complaint seeking to certify the case as a class action on behalf of all current and former LensCrafters’ sub-lease optometrists. Luxottica Group S.p.A. filed a motion to dismiss for lack of personal jurisdiction in October 2008. That motion is currently pending. The case was transferred to the Western District of Texas, Austin Division, in January, 2009, pursuant to the defendants’ motion to transfer venue. Although the Company believes that its operational practices in Texas comply with Texas law, if this action results in an adverse decision, LensCrafters may have to modify its activities in Texas. Further, LensCrafters and Luxottica Group might be required to pay statutory damages, the amount of which might have a material adverse effect on the Company’s operating results, financial condition and cash flow.

Costs associated with this litigation for the year ended December 31, 2008 were not material. Management believes, based in part on advice from counsel, that no estimate of the range of possible losses, if any, can be made at this time.

The Company is a defendant in various other lawsuits arising in the ordinary course of business. It is the opinion of the management of the Company that it has meritorious defenses against all such outstanding claims, which the Company will vigorously pursue, and that the outcome of such claims, individually or in the aggregate, will not have a material adverse effect on the Company’s consolidated financial position or results of operations.

16. FAIR VALUES

Certain assets and liabilities of the Company are recorded at fair value on a recurring basis while others are recorded at fair value based on specific events. SFAS No. 157 specifies a hierarchy of valuation techniques consisting of three levels:

•	Level 1 - Inputs are quoted prices in an active markets for identical assets or liabilities

•

Level 2 - Inputs are quoted for similar assets or liabilities in an active market, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable (for example interest rates and yield curves observable at common quoted intervals) or market-corroborated inputs

•	Level 3 - Unobservable inputs used observable inputs are not available in situations when there is little, if any market activity for the asset or liability

At December 31, 2008 the fair value of the Company’s financial assets and liabilities measured on a recurring basis are as follows (thousands of Euro):

			Fair value measurements
			at reporting date using
Description	Balance sheet classification	December 31, 2008	Level 1-	Level 2-	Level 3-

Marketable securities	Prepaid expenses and other	23,550	23,550
Foreign Exchange Contracts	Prepaid expenses and other	7,712		7,712
Interest Rate Derivatives	Other assets	138		138
Interest Rate Derivatives	Other long term liabilities	64,213		64,213
Foreign Exchange Contracts	Other accrued expenses	5,022		5,022

As of December 31, 2008 the Company did not have any Level 3 fair value measurements.

The Company maintains policies and procedures with the aim of valuing the fair value of assets and liabilities using the best and most relevant data available.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The fair value of the marketable securities are based on quoted prices that are observable in active markets such as bond prices, including both corporate and government bonds.

The Company portfolio of foreign exchange derivatives includes only foreign exchange forward contracts on the most traded currency pairs with maturity less than one year. The fair value of the portfolio is valued using internal models that use market observable inputs including Yield Curves, Spot and Forward prices. The fair value of the interest rate derivatives portfolio is calculated using internal models that maximize the use of market observable inputs including Interest Rates, Yield Curves and Foreign Exchange Spot prices. The fair value of the TR Note as of December 31, 2007 was based on discounted projected cash flows utilizing an expected yield and disclosed as “Other Assets” on the consolidated balance sheet. During 2008 the Company sold such note to a third party (see Note 4 “Sale of Things Remembered”).

SFAS 159 allows the Company to elect on a financials instrument basis to fair value such instrument with changes in its fair value recorded into operations during the period of change. As of December 31, 2008 and for the year then ended the Company has not elected any of its financial instruments to be accounted for under SFAS 159.

17. SUBSEQUENT EVENTS

On January 28, 2009, the Company entered a new licensing agreement to design, manufacture and globally distribute sun and prescription eyewear collection by Tory Burch and TT, two emerging American fashion and lifestyle brands. The agreement with Tory Burch LLC will run for six years - renewable for a further four - with an expected launch of the first collection in 2009.

The new collections will be distributed not only by Tory Burch boutiques and premium American department stores but also in select independent optical stores and in Luxottica’s retail chains. After North America, distribution will be extended to Europe and the rest of the world.

Tory Burch, a highly appreciated brand in the affordable luxury segment, completes Luxottica’s brand portfolio by further strengthening its positioning in the key North American market and in the continually expanding department store channel.

On January 30, 2009, Luxottica Group and Salvatore Ferragamo Italia S.p.A., which controls Gruppo Ferragamo, agreed to a three-year extension of their licensing agreement covering design, manufacturing and global distribution of prescription and sun eyewear under the Salvatore Ferragamo label. The new agreement runs through December 2011, with an option on a two-year renewal under the same terms.

On April 10, 2009, Luxottica Group and Donna Karan International Inc. agreed a five-year extension of the license agreement for the design, production and worldwide distribution of prescription frames and sunglasses under the Donna Karan and DKNY brands. The new agreement runs through December 2014, with an option for a further five-year extension.

STATEMENT OF THE OFFICER RESPONSIBLE FOR PREPARING
THE COMPANY’S FINANCIAL REPORTS

The officer responsible for preparing the company’s financial reports, Enrico Cavatorta, declares, pursuant to paragraph 2 of Article 154-bis of the Consolidated Law on Finance, that the accounting information contained in this press release corresponds to the document results, books and accounting records.

ANNUAL REPORT 2008

INDEPENDENT AUDITOR’S REPORT

Deloitte.	Deloitte & Touche S.p.A,
Via Tortona, 25
20144 Milano
Italia

Tel: +39 02 83322111
Fax: +39 02 83322112
www.deloitte.it

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of
LUXOTTICA GROUP S. p. A.

We have audited the accompanying consolidated financial statements of Luxottica Group S.p.A. and subsidiaries (hereinafter, “Luxottica Group” or the “Entity”), which comprise the consolidated balance sheets as of December 31, 2008 and 2007, and the related consolidated statements of income, statement of changes in equity, and cash flow statements for each of the three years in the period ended December 31, 2008, and a summary of significant accounting policies and other explanatory notes.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error, selecting and applying appropriate accounting policies, and making accounting estimates that are reasonable in the circumstances.

Auditor’s Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audits. We conducted our audits in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Ancona Bari Bergamo Brascio Cagliari Genova Milano Napoli Padove Parma Parugia	Member of
Roma Torina Trevaso Verona	Deloitte Touche Tohmatsu

Sqde Legale, Via Tortonia, 25 - 20144 Milano Capitale Sociale Euro to 326.220.00. i. v.
Partita IVWCodnce Focale /Registro deile Impicle Milano n 016-19560166 R. E. A Milano 1720239

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Luxottica Group as of December 31, 2008 and 2007, and the results of operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audit also included the translation of Euro amounts into U. S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U. S. dollar amounts are presented solely for the convenience of readers in the United States of America.

DELOITTE & TOUCHE S.p.A.

/s/ Dario Righetti
Dario Righetti
Partner

Milan, Italy
April 10, 2009

ANNEXES

2004-2008 FINANCIAL HIGHLIGHTS

			2007		2006		2005		2004
(Euro 000)	2008		(4)		(3)		(3)		(2)(3)
Net sales	5,201,611	100.0%	4,966,054	100.0%	4,676,156	100.0%	4,134,263	100.0%	3,179,613	100.0%
Gross profit	3,456,705	66.5%	3,390,436	68.3%	3,188,456	68.2%	2,761,190	66.8%	2,126,527	66.9%
Operating income	749,763	14.4%	833,313	16.8%	755,987	16.2%	581,401	14.1%	479,499	15.1%
Income before taxes	589,870	11.3%	780,681	15.7%	678,177	14.5%	539,309	13.0%	444,575	14.0%
Net income from continuing operations	379,722	7.3%	492,204	9.9%	430,705	9.2%	330,790	8.0%	279,109	8.8%
Discontinued operations	—	0,0%	—	0.0%	(6,419)	-0.1%	11,504	0.3%	7,765	0.2%
Net income	379,722	7.6%	492,204	9.9%	424,286	9.1%	342,294	8.3%	286,874	9.0%
Per ordinary share/(ADS) (1)
Earnings from continuing operations:
Euro	0.83		1.08		0.95		0.73		0.62
Usd	1.22		1.48		1.19		0.91		0.77
Total earnings
Euro	0.83		1.08		0.94		0.76		0.64
Usd	1.22		1.48		1.18		0.95		0.80
Dividend (2)
Euro	—		0.490		0.420		0.290		0.230
Average no. of outstanding shares	456,563,502		455,184,797		452,897,854		450,179,073		448,275,028

In accordance to US GAAP
(1)	1 ADS = 1 ordinary share.
(2)	Figures include results of Cole National operations from the acquisition date (October 4. 2004).
(3)

Results of Things Remembered, Inc., a former subsidiary that was sold in September 2006, are reclassified as discontinued operations and are not included in results from continuing operations for 2006, 2005 and 2004.

(4)	Figures include results of Oakley operations from the acquisition date (November 14, 2007).

2007-2008 QUARTERLY RESULTS

(subject to limited auditing review)

2008

(Euro 000) (1)(3)	1st quarter		2nd quarter		3rd quarter		4th quarter

Net sales	1,398,703	100.0%	1,354,442	100.0%	1,211,991	100.0%	1,236,476	100.0%
Gross profit	927,793	66.3%	917,034	67.7%	811,860	67.0%	800,018	64.7%
Operating income	207,057	14.8%	230,177	17.0%	195,081	16.1%	117,448	9.5%
Income before taxes	170,468	12.2%	206,581	15.3%	161,021	13.3%	51,800	4.2%
Net income	103,705	7.4%	132,580	9.8%	104,612	8.6%	38,825	3.1%

Earnings per share:
In Euro	0.23		0.29		0.23		0.09
In US$(2)	0.34		0.46		0.35		0.11

2007

(Euro 000) (1)(3)	1st quarter		2nd quarter		3rd quarter		4th quarter

Net sales	1,299,825	100.0%	1,326,777	100.0%	1,150,952	100.0%	1,188,500	100.0%
Gross profit	874,026	67.2%	918,620	69.2%	806,101	70.0%	791,689	66.6%
Operating income	224,125	17.2%	262,486	19.8%	195,021	16.9%	151,681	12.8%
Income before taxes	208,918	16.1%	247,953	18.7%	180,315	15.7%	143,496	12.1%
Net income	128,257	9.9%	154,581	11.7%	112,441	9.8%	96,926	8.2%

Earnings per share:
In Euro	0.28		0.34		0.25		0.21
In US$(2)	0.35		0.45		0.34		0.31

In accordance to US GAAP

(1) Except for per share (ADS) data, which is in Euro and US$.

(2) All amounts in US$ were translated at the average Euro/US$ exchange rate for the period in reference. See page 110.

STATEMENTS OF CHANGES IN NET FINANCIAL POSITION

(Euro 000)	2008	2007	2006
		(1)
Cash	302,894	339,122	367,461
Bank overdraft	(455,588)	(168,358)	(275,956)
Current portion of long-term debt	(792,617)	(359,527)	(110,978)
Long-term debt	(1,926,523)	(959,735)	(1,417,931)
Net financial position, beginning of the year	(2,871,834)	(1,148,498)	(1,437,404)
Net income from continuing operations	379,722	492,204	430,705
Depreciation and amortization	264,938	232,813	220,797
Change in net working capital	(119,688)	(377,082)	(38,720)
Provision and other	53,923	(17,184)	(13,805)
Operating cash flow	578,895	330,751	598,977
Capital expenditure	(311,540)	(322,770)	(267,882)
(Investments)/Disposal in intangible assets	(4,636)	(3,883)	(1,140)
Purchase of business net of cash acquired	(13,288)	(1,491,086)	(134,114)
Sale of Things Remembered			128,007
Other	6,880	29,700	15,691
Free cash flow	256,311	(1,457,288)	339,539
Dividends	(223,617)	(191,077)	(131,369)
Exercise of stock options	7,126	26,642	24,445
Effect of exchange adjustments to net financial position	(117,503)	(101,613)	56,292
Decrease/(Increase) in net financial position	(77,683)	(1,723,336)	288,906
Cash	288,450	302,894	339,122
Bank overdraft and notes payable	(432,465)	(455,588)	(168,358)
Current portion of long-term debt	(286,213)	(792,617)	(359,527)
Long-term debt	(2,519,289)	(1,926,523)	(959,735)
Net financial position, end of the year	(2,949,517)	(2,871,834)	(1,148,498)

In accordance to US GAAP

(1) Figures include results of Oakley operations from the acquisition date (November 14, 2007).

SHARE CAPITAL AND DIVIDEND PER ORDINARY SHARE (ADS)

ORDINARY SHARES AND ADS EVOLUTION (1)

	Number of shares authorized	Adjusted number of shares
	and issued as of December 31	authorized as of December 31 (2)

1990	45,050,000	450,500,000
1991	45,050,000	450,500,000
1992	45,050,000	450,500,000
1993	45,050,000	450,500,000
1994	45,050,000	450,500,000
1995	45,050,000	450,500,000
1996	45,050,000	450,500,000
1997	45,050,000	450,500,000
1998 (1)	225,250,000	450,500,000
1999	225,269,800	450,539,600
2000 (1)	451,582,300	451,582,300
2001	452,865,817	452,865,817
2002	454,263,600	454,263,600
2003	454,477,033	454,477,033
2004	455,205,473	455,205,473
2005	457,975,723	457,975,723
2006	460,216,248	460,216,248
2007	462,623,620	462,623,620
2008	463,368,233	463,368,233

GROSS DIVIDEND PER ORDINARY SHARE (OR ADS) (1)(2)

Euro (3)
1990	0.025
1991	0.028
1992	0.031
1993	0.037
1994	0.041
1995	0.045
1996	0.052
1997	0.063
1998	0.074
1999	0.085
2000	0.140
2001	0.170
2002	0.210
2003	0.210
2004	0.230
2005	0.290
2006	0.420
2007	0.490
2008	—

(1)	1 ADS = 1 ordinary share
(2)	Figures until 1999 have been retroactively adjusted to reflect the 5-for-1 stock split effective April 16, 1998, and the 2-for-1 stock split effective June 26, 2000.
(3)

Figures through 1999 have been calculated converting the dividend in Italian Lira by the fixed rate of Lire 1,936.27 = Euro 1.00. Beginning with the 2000 financial statements the dividend is declared in Euro.

2000-2008 EVOLUTION OF NUMBER OF STORES

	31 Dec.	31 Dec.	31 Dec.	31 Dec.	31 Dec.	31 Dec.	31 Dec.	31 Dec.	30 Mar.	31 Jun.	30 Sept.	31 Dec.
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2008	20008	2008

LensCrafters	864	868	882	877	888	894	902	951	951	954	956	966
Pearle Vision					843	837	840	880	875	856	839	809
Licensed Brands					1,327	1,349	1,358	1,338	1,185	1,185	1,200	1,204
- Sears Optical					934	960	941	886	881	881	883	879
- Target Optical					255	246	264	296	304	304	317	325
- BJ’s Optical					138	143	153	156
The Optical Shop of Aspen								21	20	21	22	24
Oliver Peoples								5	5	5	5	6
Sun North America		1,694	1,663	1,633	1,584	1,556	1,502	1,749	1,717	1,725	1,714	1,719
- Sunglass Hut, Sunglass Icon		1,694	1,663	1,633	1,584	1,556	1,502	1,743	1,710	1,714	1,701	1,703
- ILORI								6	7	11	13	16
Oakley Stores e Vaults								81	83	87	89	98
NORTH AMERICA	864	2,562	2,545	2,510	4,642	4,636	4,602	5,025	4,836	4,833	4,825	4,826

Optical Australia - New Zealand				524	519	511	527	552	547	543	539	540
- OPSM				328	324	314	314	322	319	320	319	319
- Laubman&Pank				126	124	123	127	135	134	133	131	131
- Budget Eyewear				70	71	74	86	94	93	89	88	89
- Oliver Peoples								1	1	1	1	1
Sunglass Hut Asia-Pacific		161	160	173	164	182	224	219	214	211	207	210
Bright Eyes								140	141	142	140	141
Oakley Stores & Vaults								15	15	15	14	16
ASIA-PACIFIC		161	160	697	683	693	751	926	917	911	900	907

David Clulow											65	64
Sunglass Hut Europe		89	91	99	110	109	92	87	88	85	85	82
Oakley Stores & Vaults								12	14	12	12	15
EUROPE		89	91	99	110	109	92	99	102	97	162	161

Optical China				76	74	65	274	249	241	238	240	238
Sunglass Hut Hong Kong								6	6	6	6	6
CHINA				76	74	65	274	255	247	244	246	244

Sunglass Hut								68	68	71	70	68
Oakley Stores & Vaults								2	2	2	2	2
SOUTH AFRICA								70	70	73	72	70

Sunglass Hut								23	27	31	33	38
Oakley Stores & Vaults								1	1	1	1	1
AFRICA & MIDDLE EAST								24	28	32	34	39

CENTRAL AND SOUTH AMERICA (Oakley)								8	7	8	8	8
TOTAL GROUP	864	2,812	2,796	3,382	5,509	5,503	5,719	6,407	6,207	6,198	6,247	6,255

1990-2008 LUXOTTICA ADS AND ORDINARY SHARE PERFORMANCES

1990-2008 LUXOTTICA ADS AT NYSE (US$)

Year	Low	High	Average	Close	Year change		Average volumes

1990 (1)	0.794	1.456	1.089	1.019	7.24	%(2)	989,578
1991	0.988	2.750	1.822	2.750	169.93%		390,719
1992	2.250	3.281	2.852	2.513	-8.64%		313,051
1993	2.025	2.950	2.373	2.925	16.42%		231,107
1994	2.787	3.625	3.279	3.413	16.67%		189,325
1995	3.175	5.950	4.180	5.850	71.43%		417,048
1996	5.212	8.100	7.033	5.213	-10.90%		348,201
1997	5.125	6.988	6.092	6.250	19.90%		427,059
1998	3.875	9.494	6.964	6.000	-4.00%		342,659
1999	5.000	10.313	7.613	8.781	46.35%		354,464
2000	7.969	17.000	12.945	13.750	56.58%		222,136
2001	12.150	17.990	15.283	16.480	19.85%		248,020
2002	11.820	20.850	16.184	13.650	-17.17%		273,378
2003	10.230	18.150	13.877	17.400	27.47%		156,275
2004	15.180	20.390	17.344	18.640	7.13%		80,921
2005	19.690	25.830	22.408	25.310	35.78%		70,244
2006	24.360	31.390	28.303	30.670	21.18%		76,514
2007	29.700	38.640	33.925	31.490	2.67%		125,672
2008	15.980	30.920	24.228	18.120	-42.46%		251,319

2000-2008 LUXOTTICA ORDINARY SHARE AT MTA (EURO)

Year	Low	High	Average	Close	Year change		Average volumes

2000	15.239	17.618	16.530	15.356	-16.99	%(3)	211,328
2001	13.409	20.620	17.096	18.430	20.02%		117,744
2002	11.750	22.950	17.380	12.576	-31.76%		204,110
2003	9.248	14.820	12.231	13.700	8.94%		458,682
2004	12.427	15.512	13.911	14.995	9.45%		671,783
2005	15.110	21.940	18.109	21.430	42.91%		789,552
2006	19.300	24.460	22.512	23.280	8.63%		869,788
2007	22.720	28.790	24.979	21.750	-6.57%		1,306,403
2008	12.670	21.150	16.493	12.670	-41.75%		2,058,049

(1)	These figures have been retroactively adjusted to reflect the five-for-one stock split which was effective April 16, 1998, and the two-for-one stock split which was effective June 26, 2000.
(2)	From IPO (January 24, 1990).
(3)	From IPO (December 4, 2000).

1995-2008 AVERAGE EURO/US$ EXCHANGE RATE

Year	1st quarter	2nd quarter	3rd quarter	4th quarter	Full-year	Year change

1995	1.1793	1.1613	1.2081	1.2160	1.1887	-1.05%
1996	1.2307	1.2443	1.2727	1.2721	1.2549	5.57%
1997	1.1823	1.1457	1.0991	1.1255	1.1367	-9.42%
1998	1.0802	1.0944	1.1130	1.1765	1.1152	-1.89%
1999	1.1207	1.0567	1.0483	1.0370	1.0642	-4.57%
2000	0.9859	0.9326	0.9041	0.8676	0.9209	-13.47%
2001	0.9230	0.8721	0.8895	0.8959	0.8957	-2.74%
2002	0.8766	0.9198	0.9838	0.9982	0.9450	5.50%
2003	1.0731	1.1372	1.1248	1.1882	1.1307	19.65%
2004	1.2497	1.2046	1.2220	1.2968	1.2435	9.98%
2005	1.3113	1.2594	1.2197	1.1886	1.2444	0.07%
2006	1.2023	1.2579	1.2743	1.2889	1.2553	0.88%
2007	1.3016	1.3479	1.3738	1.4486	1.3705	9.18%
2008	1.4976	1.5622	1.5055	1.3180	1.4707	7.31%

NON US GAAP MEASURES: FREE CASH FLOW

Free cash flow represents income from operations before depreciation and amortization, plus or minus the decrease/(increase) in working capital over the prior period, less capital expenditures, plus or minus interest income/(expense) and net charges for extraordinary items, minus taxes paid. The Company believes that free cash flow is useful to both management and investors in evaluating the Company’s operating performance compared to other companies in its industry. In particular, our calculation of free cash flow provides a clearer picture of the Company’s ability to generate net cash from operations, which may be used, among other things, to fund discretionary investments, pay dividends or pursue other strategic opportunities.

Free cash flow is not a measure of performance under accounting principles generally accepted in the United States (US GAAP). We include it in this presentation in order to:

• Improve transparency for investors;

• Assist investors in their assessment of the Company’s operating performance and its ability to generate cash from operations in excess of its cash expenses;

• Ensure that this measure is fully understood in light of how the Company evaluates its operating results;

• Properly define the metrics used and confirm their calculation; and

• Share this measure with all investors at the same time.

Free cash flow is not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with US GAAP. Rather, this non-GAAP measure should be used as a supplement to US GAAP results to assist the reader in better understanding the operational performance of the Company. The Company cautions that this measure is not a defined term under US GAAP and its definition should be carefully reviewed and understood by investors. Investors should be aware that Luxottica Group’s method of calculation of free cash flow may differ from methods used by other companies. The Company recognizes that the usefulness of free cash flow as an evaluative tool may have certain limitations, including:

• The manner in which the Company calculates free cash flow may differ from that of other companies, which limits its usefulness as a comparative measure;

• Free cash flow does not represent the total increase or decrease in the net debt balance for the period since it excludes, among other things, cash used for funding discretionary investments and to pursue strategic opportunities during the period and any impact of the exchange rate changes; and

• Free cash flow can be subject to adjustment at the Company’s discretion if the Company takes steps or adopts policies that increase or diminish its current liabilities and/or changes to working capital.

We compensate for the foregoing limitations by using free cash flow as one of several comparative tools, together with US GAAP measurements, to assist in the evaluation of our operating performance.

See tables on the following pages for a reconciliation of free cash flow to EBITDA and EBITDA to income from operations, respectively, which is the most directly comparable US GAAP financial measure.

(Euro 000)	At December 31, 2008

EBITDA(1)	1,015
Change in working capital	(77)
Capex	(296)
Operating cash flow	641
Financial charges(2)	(122)
Taxes	(202)
Extraordinary charges(3)	(15)
Free cash flow	302

(1) EBITDA is not a measure in accordance with US GAAP. For a reconciliation of EBITDA to income from operations, the nearest US GAAP measure, see the table on the following page

(2) Equals interest income minus interest expenses

(3) Equals extraordinary income minus extraordinary expenses

(Euro millions)	FY 2008

Operating income (+)	749.8
Depreciation & amortization (+)	264.9
EBITDA (=)	1,014.7

NON US GAAP MEASURES: EARNINGS PER SHARE BEFORE TRADEMARK AMORTIZATION

Earnings per share before trademark amortization: Earnings per share (EPS) before trademark amortization means earnings per share before trademark and other similar intangible asset amortization expense, net of taxes, per share. The Company believes that EPS before trademark amortization is useful to both management and investors in evaluating the Company’s operating performance and prospects compared to that of other companies in its industry. Our calculation of EPS before trademark amortization allows us to compare our earnings per share with those of other companies without giving effect to the accounting effects of the amortization of the Company’s trademarks and other similar intangible assets, which may vary for different companies for reasons unrelated to the overall operating performance of a company’s business.

EPS before trademark amortization is not a measure of performance under accounting principles generally accepted in the United States (US GAAP). We include it in this presentation in order to:

• improve transparency for investors;

• assist investors in their assessment of the Company’s operating performance;

• ensure that this measure is fully understood in light of how the Company evaluates its operating results;

• properly define the metrics used and confirm their calculation; and

• share this measure with all investors at the same time.

EPS before trademark amortization is not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with US GAAP. Rather, this non-GAAP measure should be used as a supplement to US GAAP results to assist the reader in better understanding the operational performance of the Company. The Company cautions that this measure is not a defined term under US GAAP and its definition should be carefully reviewed and understood by investors. Investors should be aware that Luxottica Group’s method of calculating EPS before trademark amortization may differ from methods used by other companies. The Company recognizes that the usefulness of EPS before trademark amortization as an evaluative tool may have certain limitations, including:

• EPS before trademark amortization does not include the effects of amortization of the Company’s trademarks and other intangible assets.

Because trademarks and other intangible assets are important to our business and to our ability to generate sales, we consider trademark amortization expense as a necessary element of our costs. Therefore, any measure that excludes trademark amortization expense may have material limitations.

We compensate for these limitations by using EPS before trademark amortization as one of several comparative tools, together with US GAAP measurements, to assist in the evaluation of our operating performance.

See the table on the following pages for a reconciliation of EPS before trademark amortization to EPS, which is the most directly comparable US GAAP financial measure.

(Euro millions)	FY 2008(1)	FY 2007(2)	Change

Trademark amortization and other similar intangible assets (+)	72	64
Taxes on trademark amortization and other similar intangible assets (-)	(26)	(24)
Trademark amortization and other similar intangible assets, net of taxes (=)	45	40
Average number of shares outstanding as of December 31 (in thousands) (/)	456,564	455,185
Trademark amortization and other similar intangible assets, net of taxes, per share (=)	0.10	0.09
EPS (+)	0.87	1.05	-17.8%
EPS before trademark amortization and other similar intangible assets, net of taxes (=)	0.96	1.14	-15.4%
€/US$ average exchange rate	1.4707	1.3705
EPS before trademark amortization and other similar intangible assets, net of taxes (in US$)	1.42	1.56	-9.2%

(1) Excluding the write-off of credit related to the sale of the Things Remembered business. The impact of such write-off is a loss of approximately €15 million after tax or €0.03 per share.

(2) Excluding non-recurring gain related to the sale of a real estate property in 2Q 2007. The impact of the sale was a gain of approximately €20 million before taxes and approximately €13 million after taxes, equivalent to €0.03 at EPS level.

US GAAP AND IAS/IFRS
RECONCILIATION OF THE
CONSOLIDATED INCOME STATEMENT

CONSOLIDATED INCOME STATEMENT FOR THE YEAR ENDED 31, 2008

	US GAAP	IFRS 2	IAS 2	IFRS 3	IAS 12	IAS 19	IAS 36	IAS 38	IAS 39	Total	IAS/IFRS
(Euro 000)	2008	Stock option	Inventories	Business combination	Income taxes	Employee benefit	Impairment of assets	Intangible depreciation	Derivatives amortized cost	adj. IAS-IFRS	2008
Net sales	5,201,611										5,201,611

Cost of sales	(1,744,907)		3,490	(868)						2,622	(1,742,284)

Gross profit	3,456,705		3,490	(868)						2,622	3,459,327

Operating expenses:
Selling and advertising expenses	(2,161,371)		(5,177)	(16,776)			(354)	1,747		(20,559)	(2,181,930)
General and administrative expenses	(545,571)	31,885		(32,337)		265				(187)	(545,758)
Total	(2,706,942)	31,885	(5,177)	(49,113)		265	(354)	1,747		(20,746)	(2,727,688)

Operating income	749,763	31,885	(1,687)	(49,981)		265	(354)	1,747		(18,124)	731,639

Other income (expense):
Interest expenses	(135,267)			(3,223)	(1,321)				16,808	12,264	(123,002)
Interest income	13,265										13,265
Other - net	(37,890)	4,247			90				23	4,360	(33,530)
Other expenses-net	(159,892)	4,247		(3,223)	(1,231)				16,831	16,625	(143,268)

Income before provision for income taxes	589,870	36,132	(1,687)	(53,204)	(1,231)	265	(354)	1,747	16,831	(1,499)	588,371

Provision for income taxes	(194,657)	(2,594)	665	18,388	(5,607)	(339)	140	(670)	(5,824)	4,158	(190,499)

Income before minority interest in income of consolidated subsidiaries	395,213	33,538	(1,022)	(34,815)	(6,838)	(74)	(214)	1,077	11,007	2,659	397,872

Minority interest in income of consolidated subsidiaries	(15,492)			7,787						7,787	(7,705)

Net income	379,722	33,538	(1,022)	(27,029)	(6,838)	(74)	(214)	1,077	11,007	10,446	390,167

Basic earnings per share (ADS) (1)	0.83										0.85
Fully diluted earnings per share (ADS) (1)	0.83										0.85

Weighted average number of outstanding shares	456,563,502										456,563,502
Fully diluted average number of shares	457,717,044										457,844,280

(1) In Euro

ANNUAL REPORT 2008

KEY CONTACTS AND ADDRESSES

LUXOTTICA GROUP S.P.A.

REGISTERED OFFICE AND HEADQUARTERS

Via C. Cantù, 2 - 20123 Milan - Italy

Tel. +39 02 86334.1 - Fax +39 02 8633 4636

E-mail: info@luxottica.com

Fiscal code 00891030272

VAT no. IT 10182640150

MEDIA RELATIONS

Via C. Cantù, 2 - 20123 Milan - Italy

Tel. +39 02 86334062 - Fax +39 02 86334092

E-mail: mediarelations@luxottica.com

INVESTOR RELATIONS

Via C. Cantù, 2 - 20123 Milan - Italy

Tel. +39 02 86334718 - Fax +39 02 86334092

E-mail: investorrelations@luxottica.com

CORPORATE WEBSITE

www.luxottica.com

DEPOSITARY BANK ITALY

Deutsche Bank S.p.A.

Piazza del Calendario, 3 - 20126 Milan - Italy

Bruno Montemartini - Tel. +39 02 40242560 - Fax +39 02 40242790

E-mail: bruno.montemartini@db.com

USA

Deutsche Bank Shareholder Services

c/o American Stock Transfer & Trust Company (ADR Depositary Bank)

Peck Slip Station - P.O. Box 2050 - New York, NY 10272-2050 - USA

Telephone

Toll free number: 800 7491873 (from USA only)

International callers: +1 718 9218137

INDEPENDENT AUDITOR

Deloitte & Touche S.p.A.

Via Fratelli Bandiera, 3 - 31100 Treviso - Italy

Tel. +39 0422 5875

Partner: Dario Righetti

E-mail: righetti@deloitte.it